 Exhibit 99.3

KINROSS

## Kinross Gold Corporation

2022 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

# 2022 Management Information Circular

**Kinross is a senior gold mining company with strong and consistent operating results driven by a high performance culture. With a balanced global portfolio of mines and projects, our focus is on delivering value based on the core principles of operational excellence, financial discipline and responsible mining.**

## OUR CORE VALUES

- **Putting people first.**
- **Outstanding corporate citizenship.**
- **High performance culture.**
- **Rigorous financial discipline.**

TSX: **K**
Toronto Stock Exchange

NYSE: **KGC**
New York Stock Exchange

*All figures in the Circular are in U.S. dollars unless otherwise stated.*
*"Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.*

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Notice of 2022 Annual Meeting of Shareholders
May 11, 2022 | 10:00 a.m. (EDT) Virtual only meeting via live audio webcast Webcast link: https://web.lumiagm.com/468209904 Meeting ID: 468-209-904 Password: kinross2022

Dear Kinross Shareholders,
We invite you to attend Kinross’ 2022 annual meeting of shareholders (the meeting). At the meeting, shareholders will:
•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2021 and the report of the auditors

•
Elect directors

•
Appoint the auditors

•
Consider and pass an advisory resolution on Kinross’ approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by the 2022 Management Information Circular (the Circular) for the meeting which provides additional information relating to the above items for consideration at the meeting. See “Business of the Meeting” beginning on page 27.
Why a virtual only meeting?
This year's meeting will be held virtually due to the continuing impact and uncertainty of the COVID-19 pandemic. This measure was taken in consideration of the health and safety of our shareholders, employees and the communities in which we live. As a result, Kinross has determined that holding the meeting virtually via a live audio webcast is a prudent step. It also affords all of our shareholders an even greater ability to participate in the meeting equally, regardless of their geographic location and share ownership.
Accessing the virtual only meeting
Shareholders will not be able to attend this year’s meeting in person.
Registered shareholders as of March 16, 2022 and duly appointed proxyholders will be able to attend the meeting, submit questions and vote, all in real time, by connecting to the meeting via the internet at https://web.lumiagm.com/468209904 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone using the most updated version of the applicable software plugins. Please note that the virtual meeting platform is not supported on Internet Explorer.
Registered shareholders may access the meeting using the unique control number on their form of proxy.
Non-registered (beneficial) shareholders must first appoint themselves as proxyholders and register with our transfer agent, Computershare Trust Company of Canada by following the instructions in the Circular and on the form of proxy or voting instruction form. Beneficial shareholders who have not duly appointed themselves as proxyholder and registered with our transfer agent will be able to attend the meeting as guests, but guests will not be able to vote or ask questions at the meeting.

2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	1

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Any shareholder that wishes to appoint a person other than the named proxyholders identified on the form of proxy or voting instruction form (including a non-registered (beneficial) shareholder who wishes to appoint themselves to attend and vote at the meeting) must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. These instructions include the important additional step of registering with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form but prior to the meeting. You must follow these instructions carefully if you wish to access and vote at the meeting during the live webcast as the steps for doing so are different than for an in-person meeting.
Detailed information on how shareholders can attend, participate in and vote at the meeting is available on pages 18 to 25 of the Circular.
Those accessing the virtual meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-844-644-1018.
How do I Vote in advance?
If you are following the instructions to attend and vote at the meeting, you can vote at the meeting. Regardless, we encourage you to vote in advance of the meeting. Our goal is to secure as large a representation as possible of shareholders at the meeting. You may vote by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote. In order to be valid, your vote must be received on or before 10:00 a.m. (Toronto time) on May 9, 2022.
Telephone Voting Vote by calling the toll-free number shown on the form of proxy or voting instruction form

Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting Complete the form of proxy or voting instruction form and return it in the envelope provided
Your vote is important to us. Holders of common shares at the close of business on March 16, 2022 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Information About Voting on pages 18 to 25 in the Circular.
By order of the board of directors
Lucas R. Crosby
Corporate Secretary
March 15, 2022, Toronto, Canada

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	3

# Letter to Shareholders

**Catherine McLeod-Seltzer**
*Chair of the Board*

## Dear Shareholders,

While this Management Information Circular refers back to the year ended 2021, we must acknowledge the tragic conflict in Ukraine that began in February 2022. We express our sympathies to all those who have been affected and we have donated $1 million to the Canadian Red Cross Ukraine Humanitarian Crisis Appeal to assist those people most in need.

While Kinross evaluates its next steps for its transition plan in Russia, we are keeping the safety and well-being of our more than 2,000 employees – the majority of whom work at our Kupol mine and Udinsk project – at the forefront of our decision-making. In addition, we are focused on our responsibility to mitigate any potential environmental impacts or risks at Kupol by ensuring the mine's environmental management systems and processes are maintained.

At the time of writing, the situation remains very dynamic, and we continue to hope for a peaceful and diplomatic solution in Ukraine.

## 2021 in Review

Kinross had a challenging year in 2021, however, thanks to the efforts of its management team and dedicated workforce, the company remains on track to deliver on its future strategy and continue generating value for our shareholders. The company suffered two significant safety incidents – a tragic fatality at Chirano, and a major fire at Tasiast which caused us to refocus on our core safety principles. In addition, there were operational challenges at Round Mountain and Bald Mountain. Globally, our business was also impacted by inflationary pressures and the effects of COVID-19.

Despite these challenges, in 2021 Kinross delivered on a number of key priorities, including:

- Returning over $250 million to shareholders through its share buyback and quarterly dividend programs;
- Reaffirming a positive production outlook that is expected to drive strong free cash flow;
- Advancing its high-quality development projects;
- Growing its reserve base by 2.7 million ounces, net of depletion, to 32.6 million ounces;
- Successfully ramping up throughput at Tasiast to complete its mill re-start;
- Completing a definitive agreement with the government of Mauritania to further strengthen our partnership;
- Setting a target to achieve a 30% reduction in intensity of Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030; and
- Continued to rank well among its peers in major ESG rankings and ratings.

**RETURNING CAPITAL**

**$250 million**

Returned more than $250 million in capital to shareholders through share buyback and quarterly dividend programs in 2021.

** Refer to Key Terms on page 17 for further details of these measures.*

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## Operations and Future Strategy

Kinross' operational performance in 2021 was affected by a number of challenges, including the mill fire at Tasiast in June 2021. This critical safety incident resulted in a major business disruption at the site while milling operations were temporarily suspended, and was a driving factor in the revision of our annual production and cost guidance.

Over the year, the company's operations produced 2.07 million attributable Au eq. oz., at consolidated production cost of sales* of $832 per Au eq. oz. and attributable all-in sustaining costs* of $1,138 per Au eq. oz.

Looking ahead, Kinross expects to maintain its robust production profile, which is supported by a pipeline of high-quality projects, and a successful exploration program. As the situation in Russia remains in flux, our production profile is expected to be impacted. We expect to provide further details on these impacts as events unfold, but we are confident that our production profile and strong free cash flow outlook will continue to drive value. In 2022, Russia represents 13% of Kinross' consolidated production profile.

On the development front, the company advanced Tasiast 24k over the year, and commissioning started at the La Coipa project in February 2022, on schedule and under budget. At Lobo-Marte and Manh Choh, activities continued to progress well. The company was again successful in replacing and increasing its mineral reserve base, with proven and probable reserves increasing 34% since 2019.

**Kinross expects to maintain its robust production profile, which is supported by a pipeline of high-quality projects, and a successful exploration program**

Longer term, Kinross added to its portfolio through the acquisition of Great Bear Resources, which closed in February 2022. Great Bear provides a high-quality asset located in a world-class jurisdiction that has the potential to become a large, long-life mining complex. We are very excited about the potential to unlock value and realize the asset's vast potential. Kinross remains well-funded to advance its growth plans, with $1.9 billion in total liquidity* at year-end 2021.

### Generating value

Generating value by returning capital to shareholders is also a key part of our strategy. As of December 31, 2021, Kinross returned more than $250 million in capital to shareholders as part of its share buyback and quarterly dividend programs. Returning capital to shareholders will remain a priority for Kinross as we move forward.

Over the five-year period ended December 31, 2021, Kinross generated strong total shareholder returns of 80% and outperformed the S&P TSX Global Gold Index

### GREAT BEAR RESOURCES ACQUISITION

On December 8, 2021, Kinross announced that it had entered into a definitive agreement to acquire Great Bear Resources Ltd., and its flagship project located in the prolific Red Lake mining district in Ontario, Canada. The transaction closed on February 24, 2022.

The project has **excellent potential** to become a **top-tier deposit** that could support a large, long-life mine complex and **bolster Kinross' long-term production outlook.**

- ✓ **Top-tier Deposit**
- ✓ **Significant Exploration Upside**
- ✓ **Top Mining Jurisdiction**
- ✓ **Exceptional Outlook**
- ✓ **Ideal Portfolio Fit**

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by 30 percentage points, which is a testament to the company's strong strategic plan, and its ability to execute on its goals.

## Strong Environmental, Social and Governance (ESG) Performance

Operating responsibly, while respecting the environment, communities and host countries where we do business is an integral part of Kinross' culture. So, too, is ensuring that strong governance is at the forefront of how we operate. In 2021, Kinross continued to rank well among its peers in major ESG rankings and ratings.

The most important tenet for our company is to put safety first. Safety is a foundational value for Kinross, and we are keenly aware of the importance of putting safety protocols and systems in place to protect our workforce. In 2021, while injury frequency rates remained in line with Kinross' three-year averages, regretfully, we suffered a tragic fatality at our Chirano mine and a mill fire at Tasiast. While the latter incident did not cause any injuries, these incidents prompted company-wide, cross-functional discussions about Kinross' safety culture, and the company has undertaken several steps to strengthen its safety systems. Safety also means continuing to manage COVID-19, and I am pleased to say that Kinross' teams continued to mitigate the impact of the pandemic on operations, while also helping bolster vaccination rates within our workforce and local communities.

In the area of environment, Kinross partnered with Trout Unlimited to create the Alaska Abandoned Mine Restoration Initiative and support the continued restoration of a historic mining district in which Kinross has not operated. The initiative is the first partnership of its kind in Alaska, with a major mining company and a conservation organization working alongside federal and state land-management agencies to restore the environment and mitigate the impact of historic mining.

The company also continued to make a positive contribution in the communities where it operates, generating a significant benefit footprint of over $3 billion in 2021. In February 2022, Kinross also donated $1 million to support response efforts and those affected by the tragic explosion in Appiatse, Ghana as the community works to recover and rebuild.

I am also proud to report that Kinross continued to deliver on its goals in the area of Inclusion and Diversity (I&D). The company maintained its gender diversity target at the board level with 33% women board members, and instituted a Global Inclusion and Diversity Leadership Council (GIDC). The GIDC, which is made up of Kinross' senior leaders including the CEO, will be focused on shaping the direction of I&D initiatives,

**TOTAL SHAREHOLDER RETURN**

**80%**

Generated strong total shareholder return of 80% over the five-year period ended December 31, 2021

**The company maintained its gender diversity target at the board level with 33% women board members, and instituted a Global Inclusion and Diversity Leadership Council**

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with a view to creating a workplace that reflects and contributes to the diverse global communities in which we do business.

In the key area of governance, Kinross was recognized as the top gold mining company in the *Globe and Mail's* annual corporate governance ranking. All directors remain independent except for the CEO, and all board committees are entirely composed of independent directors. The company also established an ESG Executive Committee that reports to the CEO and the Senior Leadership Team, and reports to the board of directors on a quarterly basis to help further evolve and strengthen our ESG governance and strategy.

## Promising Future

In summary, Kinross advanced a number of priorities in 2021 despite some headwinds, and positioned itself to deliver on a promising future that includes a strong production profile and significant free cash flow generation. We remain confident in the management team's ability to execute on its strategy, and to continue to achieve responsible operational excellence and superior shareholder value.

I encourage you to review the letter from the Chair of the board's human resources and compensation committee on page 58, which provides an overview of key executive compensation decisions based on 2021 performance.

## Virtual Annual General Meeting

As we have done in the past two years, Kinross' board and management have decided to hold a virtual Annual Meeting of Shareholders this year.

While we are encouraged by recent positive trends regarding the pandemic, significant uncertainty was still a factor when planning for Kinross' Annual Meeting of Shareholders. As a result, and to ensure the health and

**We remain confident in the management team's ability to execute on its strategy, and to continue to achieve responsible operational excellence and superior shareholder value**

safety of our shareholders and employees, we elected to hold our meeting virtually this year.

We encourage you to read this management information circular and to exercise your right to vote on the items for consideration at our Annual Meeting of Shareholders. You may vote in advance of the meeting, during the virtual meeting, or by proxy, using the methods described in the circular.

On behalf of the board, thank you for your continued support and engagement.

And to our global Kinross team, thank you for all your work towards safely delivering on our shared goals.

Sincerely,

**Catherine McLeod-Seltzer**
Chair of the board

**2022 MANAGEMENT INFORMATION CIRCULAR** KINROSS GOLD 7

# 2021 ESG Highlights

## ESG is a core part of our culture, business strategy, and future growth

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In alignment with our values and our culture, Kinross made **significant progress in advancing environmental, social** and **governance priorities** in 2021. We **met our ESG commitments**, worked to further strengthen our sustainability strategy and governance, and **delivered strong performance**.

## SET CLIMATE TARGETS

▶ 30% reduction

Targeting a **30% reduction** in intensity of Scope 1 and Scope 2 GHG emissions **by 2030**, and to have **net-zero GHG emissions by 2050**.

## BENEFIT FOOTPRINT

▶ +$3 billion

Provided more than $3 billion in **economic benefits** to host countries from our global operations.

## LOCAL EMPLOYMENT

▶ 99%

Approximately 99% of Kinross' **total workforce** and **92% of management roles are from within host countries**, both being record highs for the Company.

## ROBUST GOVERNANCE

▶ Top tier

Recognized as the **highest ranking Canadian gold mining company** in the *Globe and Mail's* annual corporate governance survey.

**2022 MANAGEMENT INFORMATION CIRCULAR** KINROSS GOLD 9

# Strong ESG Performance

Kinross continued to achieve strong ESG performance over the year, and **consistently ranks well among peers** in major ESG rankings and ratings. Kinross was recognized as one of the industry's top 10 for ESG performance in the **S&P Global 2022 Sustainability Yearbook** and retained its **"A" level rating by MSCI**. The Company is on track to complete external assurance to conform with the World Gold Council's Responsible Gold Mining Principles.

## KINROSS RELATIVE PERFORMANCE ON ESG RATINGS

100
90
80
70
60
50
40
30
20
10
0
S&P Global (1) (Nov 2021)
Sustainalytics (2) (Oct 2021)
MSCI (3) (Dec 2021)
ISS ESG (4) (Feb 2022)
CDP Climate (5) (2021)
VigeoEiris (6) (April 2020)
Refinitiv (7) (Nov 2021)

1. Percentile ranking based on: (1) Score 71; 94th percentile. (2) 39th out of 123 peers (ESG risk score 34.2). (3) Achieved an 'A' rating. 23% of peers rated AA or higher, 16% as A; assume KGC at midpoint. (4) Achieved a C rating; of 173 peers, approximately 2% scored B, 5% B-, 7% C+, and 22% C; assume KGC at midpoint of C. (5) Achieved a C rating. 6% of peers scored A, 28% at B and 26% at C (awareness level); assume KGC at midpoint of C band. (6) Score 51; 6th out of 56 in sector, equivalent to 89th percentile. (7) Score B+; 69.99 out of 100.

## ADVANCED CLIMATE CHANGE STRATEGY

Our Climate Change Strategy is in line with Kinross' values, the goals of the 2015 Paris Agreement, and builds on our strong record in this area. Our objective is to reduce the intensity of our Scope 1 and Scope 2 GHG emissions by 30% by 2030, and have net-zero GHG emissions by 2050.

- **Incorporate energy efficient & renewable projects into operations**
- **Foster partnerships with equipment manufacturers and energy suppliers to reduce GHG emissions and energy use**
- **Embed climate change considerations into business strategy**
- **Maintain robust governance & transparent reporting**
- **Enhance business resiliency**

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### SAFETY REMAINS FIRST PRIORITY

- Maintained **2021 safety performance in line with three-year averages**, among the lowest total reportable injury rates in the industry, although tragically overshadowed by a mine site fatality at Chirano.

### MAINTAINED BOARD DIVERSITY

▶ **33%**

Continued to achieve board gender diversity target of 33%, and focused on further advancing diversity through board succession planning.

### MAINTAINED BEST PRACTICES TAILINGS MANAGEMENT

- ✓ **Zero tailings breaches in Kinross' 29-year history**
- ✓ **Independent geotechnical reviews**
- ✓ **Significant executive and Board level oversight**

### MAINTAINED WATER EFFICIENCY

▶ **75%** water recycled

Achieved a five-year average water recycle rate of 75%.

### INVESTING IN RENEWABLE ENERGY

▶ **34 MW**

Started development of 34 MW solar power plant at Tasiast that is expected to reduce GHG emissions by ~530 Kt over the life of mine.

### PARTNERING FOR THE ENVIRONMENT

▶ **$500,000**

**Partnered with Trout Unlimited** and state and federal agencies to support the **Alaska Abandoned Mine Restoration Initiative**, committing over $500,000 to restore a historic mining district in which Kinross has not operated.

# 2021 Benefit Footprint

We generate value for our host communities through local job creation, procurement, tax payments and donations. The benefit footprint metrics reported below are estimates and the final 2021 figures will be provided in our 2021 Sustainability Report.

**+$3 billion** total spend in our host countries

**~$500 million** payments to governments

**~$2 billion** payments to suppliers in host countries

**~$800 million** employee wages and benefits

**~1 million** beneficiaries of community investments

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# Engaging our Shareholders

We continued our ongoing program of **proactive outreach to our shareholders** over the past year to solicit their feedback on Kinross' ESG initiatives, compensation program and governance. **Our goal is to gain insight into the current priorities and perspectives of our investors**. The highlights of our eighth annual outreach program include:

- **Reached out to our top 30 shareholders** at the time (excluding two broker dealers), plus eight other shareholders who either withheld or voted against one or more matters at the 2021 annual meeting. These shareholders held, in aggregate, nearly 50% of our issued and outstanding shares. We also reached out to and met with the two large proxy advisory firms.
- **The majority of discussions focused on ESG** with key areas of interest including climate change, carbon reduction, water management, ESG governance at the board level, and inclusion and diversity.
- **Compensation discussions focused on the role of ESG metrics** in both STI and LTI compensation plans, including our Corporate Responsibility Performance Metric. Sentiment towards Kinross' compensation plans and practices was positive.

Since our outreach program was initiated in 2014, we have made a number of changes to our compensation program in response to shareholder feedback, including in recent years, **modifying certain metrics in our STI and LTI plans, increasing the weighting on RPSUs and revising target compensation levels. In 2022, we plan to enhance our ESG metric in the STI plan by introducing two additional metrics linked to our ESG strategy and diversity action plan, and increasing the weighting to 25% from 20%.**

More details can be found on "Say on Pay" and Shareholder Engagement on page 62.

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# Governance

- Maintained **100% independent board committees**, all directors independent except for the CEO.
- **Met 11 times**, with the board meeting independent of management at all meetings.
- Recognized as the **highest ranking Canadian gold mining company** in the *Globe and Mail's* annual corporate governance survey.
- Continued our focused succession program bringing in **seven new directors since 2015**, keeping the board vital and enabling effective succession planning.
- Maintained board diversity target of **33% women directors**.
- Average director tenure is **6 years, down from 9.4 years** in 2017.

## Corporate Governance at a Glance

| | | 💻 | pg |
|---|---|---|---|
| **Board Composition** | | | |
| Size of board | 9 | • | |
| Independent directors | 8 | | |
| Average age of board | 61 | | |
| Average tenure of board (number of years) | 6 | | |
| Separate Chair/CEO | yes | | 129 |
| Number of women | 3 | | 134 |
| Number of men | 6 | | 134 |
| **Committee Independence** | | | |
| Audit and risk | 100% | • | |
| Human resources and compensation | 100% | • | |
| Corporate governance and nominating | 100% | • | |
| Corporate responsibility and technical | 100% | • | |
| **Requirements and Assessments** | | | |
| Term limit for directors [1] | yes | | 141 |
| Director stock ownership requirements | yes | | 45 |
| Annual review of director independence | yes | | 145 |
| Annual board and committee evaluations | yes | | 133 |
| Annual director evaluations | yes | | 133 |

| | | 💻 | pg |
|---|---|---|---|
| **Voting** | | | |
| Annual director elections | yes | | |
| Majority voting for directors | yes | | 27 |
| Annual vote on executive compensation | yes | | 63 |
| **Policies and Charters** | | | |
| Code of business conduct and ethics | yes | • | 130 |
| Diversity policy for directors | yes | • | 134 |
| Corporate governance guidelines | yes | • | |
| Shareholder engagement policy | yes | • | |
| Charters for board committees | yes | • | |
| Overboarding policy | yes | • | |
| Interlocking policy | yes | • | |
| Retirement policy for directors [2] | yes | • | 141 |
| **Professional Development** | | | |
| Board orientation programs | yes | | 135 |
| Director education programs | yes | | 135 |

💻 **Available on kinross.com**

1. In February 2015, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to mandatory retirement at age 73. The 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.
2. Unless otherwise determined by the board, no person shall be appointed or elected as a director after that person has reached 73 years of age.

**2022 MANAGEMENT INFORMATION CIRCULAR** KINROSS GOLD 13

# Board Nominees Overview

As Kinross shareholders you are being asked to cast your vote for nine directors. The following table provides an overview of the 2022 nominees. Detailed biographical information can be found on pages 32 to 40.

## Directors' expertise

| Name | Independent | Director Since | Age | Expertise | | | | | | | | | | | | | | | Committees | | | | Attendance at board meetings |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Managing, Leading Growth | International | Senior Officer | Operations | Mining, Global Resource Industry | Information Technology | Human Resources | Investment Banking, Mergers | Financial Literacy | Communications, Investor/Public Relations | Corp Responsibility, Sustainable Development | Government Relations | Governance/Board | Legal | Environment and Social | Corporate Governance + Nominating | Corporate Responsibility + Technical | Human Resources + Compensation | Audit + Risk | |
| Ian Atkinson | • | 2016 | 72 | • | • | • | • | • | | | • | • | • | • | • | • | | • | • | • | • | | 100% |
| Kerry Dyte | • | 2017 | 62 | • | • | • | • | • | | | • | • | • | • | | • | • | | • | | | • | 100% |
| Glenn Ives | • | 2020 | 61 | • | • | • | • | • | • | • | • | • | | • | • | • | | | | | • | • | 100% |
| Ave Lethbridge | • | 2015 | 60 | • | | • | • | | • | • | | • | | • | • | | | • | • | | • | | 100% |
| Elizabeth McGregor | • | 2019 | 45 | • | • | • | | • | • | | • | • | | | | • | | | | • | | • | 100% |
| Catherine McLeod-Seltzer | • | 2005 | 62 | • | • | • | • | • | | | • | • | • | • | • | • | | • | | • | • | | 100% |
| Kelly Osborne | • | 2015 | 65 | • | • | • | • | • | | | • | • | • | • | • | • | | • | • | • | | | 100% |
| Paul Rollinson | | 2012 | 60 | • | • | • | • | • | | | • | • | • | • | • | | | • | | | | | 100% |
| David Scott | • | 2019 | 60 | • | • | • | | • | | | • | • | • | | | | | | | • | | • | 100% |

## Our board of directors' expertise

9 members with expertise in **managing and leading growth.**

8 members with **international** expertise.

9 members with experience being a **senior officer.**

7 members with expertise in **operations.**

8 members with expertise in **mining and global resource industries.**

3 members with expertise in **information technology.**

8 members with expertise in **investment banking and mergers.**

9 members with experience in **financial accounting** and **reporting.**

6 members with expertise in **communications, investor and public relations.**

6 members with expertise in **government relations.**

7 members with expertise in **corporate responsibility and sustainable development.**

6 members with expertise in **governance.**

5 members with expertise in **managing environmental and social issues.**

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# 2021 Compensation Summary

You are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. We encourage you to read about Kinross' executive compensation program on pages 57 to 127 in this document.

## Compensation Philosophy and Approach

### ▸ Alignment

- Rewarding  the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
- Including long-term equity-based incentives as a significant portion of annual compensation
- Requiring executives to hold common shares

**Reinforce Kinross' operating performance and execution of strategic objective**

### ▸ Performance

- Linking a portion of compensation to corporate performance, including annual operating performance
- Linking a portion of compensation to individual performance, including behaviours that support Kinross values

**Enable Kinross to attract and retain high performing executives**

### ▸ Competitive

- Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors

### ▸ Transparent

- Clear and complete disclosure of executive compensation approach and rationale

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## 2021 Compensation Decisions

In line with our pay for performance philosophy and culture, executive compensation decisions considered the year's operational and safety challenges and their impact on the company's performance, as well as 2021 shareholder returns.

- The SLT received a company **performance rating of 70%**, the lowest score in recent history and 50 percentage points lower than the score in 2020, reflecting lower overall performance in 2021 due to the challenging year for the company. A 5% deduction was also applied as a result of the tragic fatality at Chirano in June 2021.
- The **CEO's individual score of 75%** is closely aligned with the company performance score and also reflects a deduction in recognition of the fatality that occurred during the year. Individual scores for all SLT members were also significantly lower than 2020.
- As a result of the lower company and individual scores, short-term incentives decreased in aggregate by 33% for the SLT[1] and by 38% for the CEO, while total long-term incentives were also lower than 2020. Total direct compensation decreased for all SLT members[1] and, in aggregate, was down 10%, with the **CEO's total direct compensation down 12%**, compared with 2020.
- Base salaries were not increased in 2021, with the exception of a promotion-related increase for the EVP & CFO, and **no base salary increases are planned for 2022**.
- These compensation decisions reflect our **strong belief in linking pay to performance and of aligning executive interests with those of shareholders**.
- In addition, our compensation programs are designed to achieve these objectives:
  - ✔ **Over 75% of SLT total direct compensation is "at risk"** and tied to company performance.
  - ✔ **Equity makes up at least 50%** of total direct compensation for the SLT, and 55% of that equity is in the form of performance share units, which vest only when specific performance targets are achieved. In 2021, equity made up 58% of the CEO's total direct compensation.
  - ✔ The CEO is required to hold five times his average salary in shares and share units. Currently, **Mr. Rollinson's equity ownership represents approximately 18 times his salary**.
- We continue to engage with our shareholders and consider their feedback in our compensation programs. In 2022, we are **enhancing our ESG metric** in the short-term incentive plan by increasing the weighting from 20% to 25% and adding **two new objectives** linked to our **ESG strategy** and **diversity action plan**.

### Total Direct Compensation

| BASE SALARY | + | SHORT-TERM INCENTIVE | + | LONG-TERM INCENTIVE | = | TOTAL DIRECT COMPENSATION |
|---|---|---|---|---|---|---|
| | | Target incentive<br>X<br>Performance multiplier<br>Company (60%) +<br>Individual (40%) | | (multiplier of base salary)<br>55% RPSUs<br>45% RSUs | | |

1. Percentages are based on compensation in C$. Claude Schimper was not a member of the SLT in 2020 and is therefore excluded from these year-over-year figures. Mr. Schimper joined the SLT on October 1, 2021.

16 2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

# Key Terms

**AISC**
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio used by management to better understand the cost of sustaining gold production. Non-GAAP ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For definition and reconciliation of this non-GAAP ratio, refer to Section 11 – *Supplemental Information* of Kinross' Management's Discussion and Analysis for the year ended December 31, 2021, which section is incorporated by reference herein and as filed on the Company's website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

**ARC**
Audit and risk committee of the board of directors.

**Auditors**
KPMG LLP of Toronto, Ontario.

**Board**
The board of directors of Kinross Gold Corporation.

**CGNC**
Corporate governance and nominating committee of the board of directors.

**Circular**
This 2022 Management Information Circular.

**Code**
Kinross' Code of Business Conduct and Ethics.

**Comparator Group**
Agnico Eagle Mines Ltd. (AEM), AngloGold Ashanti Limited (AU), B2Gold Corporation (BTO), Barrick Gold Corporation (ABX), Cameco Corporation (CCO), First Quantum Minerals Ltd. (FM), Gold Fields Limited (GFI), Iamgold Corporation (IMG), Kirkland Lake Ltd. (KL), Lundin Mining Corporation (LUN), Newcrest Mining Limited (NCM), Newmont Corporation (NEM), Teck Resources Limited (Teck/B), and Yamana Gold Inc. (YRI).

**Consolidated Production Cost of Sales per Equivalent Ounce Sold**
Consolidated production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

**CRTC**
Corporate responsibility and technical committee of the board of directors.

**ESG**
Environmental, social and governance, which consists of performance in health, safety, environment, community relations including stakeholder relations, and human resources including inclusion and diversity.

**Four Point Plan (4PP) and First Priorities**
The 4PP measures company performance for employees under the global compensation plan. The first of these "four points" is "First Priorities", which includes performance against specific targets for leading and lagging ESG indicators in areas of safety, environmental and community relations performance. Other measures in the 4PP include financial and operational metrics, building for the future such as exploration and capital projects, and continuous improvement and innovation. Employees are also assessed against site specific objectives.

**Free Cash flow**
Free cash flow is a non-GAAP financial measure calculated as net cash flow from operating activities less capital expenditures. Refer to Section 11 – *Supplemental Information* of Kinross' Management's Discussion and Analysis for the year ended December 31, 2021.

**Independent Directors**
Members of the board of directors who have no direct or indirect material relationship with Kinross.

**Kinross Gold and Kinross**
Kinross Gold Corporation governed by the Business Corporations Act (Ontario) and headquartered in Toronto, Canada.

**LTI**
Long-term incentive, the component of "at risk" compensation used to align executive interests with Kinross' long-term strategy and the interests of shareholders.

**Meeting**
The Annual Meeting of Shareholders to be held virtually on May 11, 2022.

**NEO**
Named Executive Officer(s).

**NYSE**
New York Stock Exchange.

**RSUs**
Restricted share units are equity-settled or cash-settled awards under the Company's long-term incentive plan granted to eligible employees.

**RPSUs**
Restricted performance share units are equity-settled restricted share units with a performance element and part of the Company's long-term incentive plan.

**SEC**
U.S. Securities and Exchange Commission.

**Shareholder Rights Plan**
Shareholder Rights Plan Agreement between the company and Computershare Investor Services Inc. adopted on March 15, 2018 and reconfirmed by the shareholders on May 12, 2021.

**Shares outstanding**
The total number of common shares in Kinross Gold Corporation, each carrying a weight of one vote per common share.

**STI**
Short-term incentive, the component of "at risk" compensation linked to the annual performance of the company.

**Total Liquidity**
Total liquidity is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the company's credit facilities (as calculated in Section 6 – *Liquidity and Capital Resources* of Kinross' Management's Discussion and Analysis for the year ended December 31, 2021.

**Transfer Agent**
Computershare Trust Company of Canada.

**TSR**
Total shareholder return is a measure of the performance of the company's stock and the related outcome to shareholders.

**TSX**
Toronto Stock Exchange.

2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD 17

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DELIVERY OF PROXY MATERIALS
Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2022 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2021 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.
Shareholders have received a notice of availability of proxy materials (the notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2021 annual report, please follow the instructions in the notice.
All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.
Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.
GENERAL INFORMATION
This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.
This circular provides additional information with respect to the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 15, 2022 and, unless otherwise stated, the information in this circular is as of March 14, 2022.
Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as C$.
All references to financial results are based on the Kinross’ audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.
References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.
SHARES OUTSTANDING
As of March 15, 2022, there were 1,296,501,763 common shares outstanding, each carrying the right to one vote per common share.
To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 136,238,912 common shares held within mutual funds and other client accounts managed by Blackrock, Inc. which has filed a Schedule 13G on EDGAR showing its beneficial ownership of Kinross shares at 10.9% of the outstanding shares as at December 31, 2021.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
INFORMATION ABOUT VOTING
WHO CAN VOTE
Holders of common shares of Kinross (common shares or shares) at the close of business on March 16, 2022 (the record date), or their duly appointed representatives are eligible to vote.
Why is this year’s meeting virtual-only?
This year's meeting will be held virtually due to the continuing impact and uncertainty of the COVID-19 pandemic. This measure was taken in consideration of the health and safety of our shareholders, employees and the communities in which we live.
You have various options for voting at this year’s meeting. You are encouraged to vote in advance online, by phone or using any of the other methods described on your form of proxy or voting instruction form.
As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time. Non-registered shareholders who do not appoint themselves as proxyholder may still access the meeting as guests, but they will not be able to vote at the meeting or ask questions. Guests will be able to listen to the meeting but will not be able to ask questions at the meeting.
It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting.
Am I a registered or a non-registered (beneficial) shareholder?
The voting process is different depending on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Computershare Investor Services Inc. in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).
You are a non-registered (or beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Computershare Investor Services Inc. in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.
How can I vote in advance?
Voting instructions may be provided online or by telephone, or by signing and returning the form of proxy or voting instruction form sent to you along with the notice. In each case, if you vote in advance, the instructions provided on your form of proxy or voting instruction form authorizes Catherine McLeod-Seltzer or Lucas R. Crosby (the named proxyholders) to vote your shares at the meeting as your proxyholder in accordance with your instructions.
Both registered and non-registered shareholders can vote in advance of the meeting in any one of three ways:
Telephone Voting	Vote by calling the toll-free number shown on the form of proxy or voting instruction form
Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting	Complete the form of proxy or voting instruction form and return it in the envelope provided
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	19

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Kinross may also utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered shareholders to offer assistance with voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the shares to be represented at the meeting.
You may appoint a person other than the named proxyholders as your proxyholder to attend and vote on your behalf at the meeting (including non-registered holders who wish to appoint themselves as proxyholder to attend and vote at the meeting). If you wish to do so, your appointment must be received by no later than the proxy deadline (as defined below) and you must carefully follow the instructions under the heading “Can I appoint someone other than the named proxyholders as my proxy?” below. You may appoint that other proxyholder using the internet or mail-in voting options above, but you will not be able to do so using the telephone voting option.
If you vote in advance, in order to be counted at the meeting your vote must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 9, 2022 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy deadline). If you are a non-registered shareholder, your instructions must be received by your intermediary at the address provided on that form by the cut-off time specified in your voting instruction form, which will typically be at least 24 hours earlier than the proxy deadline and you should contact your broker or intermediary for further details.
If you have any questions relating to the meeting or how to cast your vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.
Can I appoint someone other than the named proxyholders as my proxy?
Yes. Shareholders have the right to appoint a person or company other than one of the named proxyholders to represent the shareholder at the Meeting. A proxyholder need not be a shareholder of the Corporation.
If you do not wish to vote in advance and you wish to appoint someone other than the named proxyholders as your proxyholder to attend and vote your shares at the meeting as their proxy (including non-registered shareholders who wish to appoint themselves as proxyholder) you must do so prior to the proxy deadline. This can be done by appointing your proxyholder online or by submitting your form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND you must then register that proxyholder online with the transfer agent, as described below.
Because this year’s meeting is being held virtually, the process for appointing a proxyholder (other than the named proxyholders) is different than for an in person meeting. Failure to register your proxyholder as described below will result in the proxyholder not receiving the Username that is required to vote at the Meeting, meaning that your proxyholder will be unable to attend the meeting to vote on your behalf. You must therefore follow these instructions carefully:
•
Step 1 — Appoint your proxyholder

◦
You can appoint someone other than the named proxyholders as proxyholder online or by inserting that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and following the instructions for submitting your form of proxy or voting instruction form.
◦
This step must be completed before registering such proxyholder with the transfer agent as described in Step 2 below.

◦
Both this step and Step 2 below must be completed by the proxy deadline for the appointment to be valid and for your proxyholder to be able to attend and vote your shares at the meeting.
◦
If you are a non-registered shareholder wishing to appoint yourself as proxyholder to attend and vote at the meeting, you must follow the steps above and complete Step 2 below in order to validly appoint yourself as proxyholder, and you must also follow all other applicable instructions provided to you by your broker or other intermediary.
•
Step 2 — Register your proxyholder with the transfer agent:

◦
To register your proxyholder (including registering yourself if you are a non-registered shareholder appointing yourself as proxyholder), you must visit www.computershare.com/KinrossAGM before the proxy deadline and provide Computershare with the required proxyholder contact information.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
◦
Computershare will then provide your proxyholder (including non-registered shareholders who have appointed themselves as proxyholder) with a Username via email following the proxy deadline.
◦
This Username is important. Without it, your proxyholder (including non-registered shareholders wishing to appoint themselves as proxyholder) will not be able to attend and vote your shares at the meeting.
•
Registered shareholders may also appoint a proxyholder by an instrument signed in writing by themselves, or their attorney authorized in writing. If the registered shareholder is a corporation, the instrument (including the form of proxy) appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Registered shareholders are encouraged to vote in advance or to appoint their proxyholder online, but regardless of the method selected for appointment, all proxyholders must be registered by following the instructions in both Step 1 and Step 2 above in order to attend and vote at the meeting.

It is your responsibility to ensure that your proxyholder is properly registered, receives their Username and attends and votes on your behalf at the meeting.
How do non-registered shareholders located in the US appoint themselves or other persons as proxyholders?
Please follow the instructions below if you are a U.S. resident and wish to vote at the meeting during the live webcast or wish to appoint another person as proxyholder (other than the named proxyholders):
•
You must follow your intermediary’s instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy and a legal proxy will be issued and mailed to you.

•
The legal proxy will grant you or your designee the right to attend the meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. However, you must then complete both Step 1 and Step 2 as described above in order to attend and vote at the meeting.

•
The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy and complete both Step 1 and Step 2 prior to the proxy deadline and in accordance with any instructions or disclosures noted on your voting instruction form or form of proxy. You or your designee must access the virtual meeting for your vote to be counted.

•
You must allow sufficient time to the company or Broadridge for the mailing and return of the legal proxy by the proxy deadline. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you must take additional steps in order for the proxy to be fully effective (as described above). You must deposit the legal proxy with the company or Broadridge and complete these additional steps in advance of the proxy deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

•
If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

How do I vote at the meeting?
If you do not wish to vote in advance and you do not appoint another person (other than the named proxyholders) to attend and vote at the meeting on your behalf, then you may attend and vote at the meeting online. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to attend, participate in, vote and ask questions at the meeting, all in real time. If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the meeting as a guest, but you will not be able to vote or to ask questions at the meeting.
You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements. Please note that the virtual meeting platform is not supported on Internet Explorer.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The steps you need to follow to access the meeting depend on whether you are a registered or non-registered shareholder, and whether you are seeking to appoint a proxyholder to attend and vote on your behalf at the meeting (including a non-registered shareholder wishing to appoint themselves as proxyholder).
	Required steps & information	Accessing the meeting
Registered shareholders
•
If you intend to vote at the meeting, you will need the control number located on the form of proxy or in the email notification you received. This is your Username for purposes of accessing the meeting.

•
You do not need to appoint yourself as a proxyholder.

•
Log in online at https://web.lumiagm.com/468209904 well in advance of the meeting start time; and

•
Click “I have a login” and then enter your Username. For registered shareholders, this will be the control number on your form of proxy. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

•
Enter the password “kinross2022” (case sensitive).

•
Follow the instructions to vote when prompted.

Non-registered shareholders
•
If you wish to vote and ask questions at the meeting, you must validly appoint yourself as proxyholder by completing both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above. These steps must be completed prior to the proxy deadline. You may then access the meeting using the steps for proxyholders outlined below.

•
Non-registered shareholders who have not duly appointed themselves as proxyholder can log in to the meeting as guests. Guests can listen to the meeting, but they cannot vote or ask questions.

Proxyholders
•
Computershare will provide each validly appointed proxyholder with a Username by e-mail after the proxy voting deadline has passed. This Username is different than the control number provided on your form of proxy or voting instruction form.

•
This new Username will only be provided by Computershare to proxyholders who are appointed by a shareholder that has completed both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above.

•
Failure by a shareholder to complete both Step 1 and Step 2 will mean that your proxyholder will not receive a Control Number and will not be able to attend and vote on your behalf at the meeting.

•
Log in online at https://web.lumiagm.com/468209904 well in advance of the meeting start time; and

•
Click “I have a login” and then enter your Username. For registered shareholders, this will be the control number on your form of proxy. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

•
Enter the password “kinross2022” (case sensitive).

•
Follow the instructions to vote when prompted.

Guests
•
Log in online at https://web.lumiagm.com/468209904 well in advance of the meeting start time

•
Click “Guest” and then complete the online form which will ask some simple questions such as your name.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
All shareholders, proxyholders and guests wishing to attend the meeting should allow ample time (at least 15 minutes) to check into the meeting online and complete the related procedure before the meeting start time.
If you are a registered shareholder and you have voted in advance or appointed another person as your proxyholder, please note that if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. In this case, you will have the opportunity to vote during the meeting by following the instructions provided. If you wish to attend the meeting but you do not wish to revoke your previously provided proxies and voting instructions then do not accept the terms and conditions and you may then attend the meeting as a guest. Guests can listen to the meeting, but they cannot vote or ask questions.
If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting for any reason.
Accessing the meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the meeting on a ‘listen-only’ mode by dialing into the meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the meeting.
To access the meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-844-644-1018.
How can I ask questions at the meeting?
Kinross believes that the ability to participate in the meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual shareholders meeting was held in person.
Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the meeting and will continue to have the opportunity to submit questions during the meeting. Questions may be sent to the Chair of the meeting using the online Q&A tool on the meeting portal.
To ask a question, please follow the steps outlines below:
1.    Tap on the  icon and then press the  icon to type your question
2.    Compose your question and then press the send icon  to deliver your question to the Chair
3.
Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear

Questions received from shareholders which relate to the business of the meeting are expected to be addressed in the question and answer session that will follow the meeting. Such questions will be read by the Chair of the meeting or a designee of the Chair and responded to by a representative of the company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to ensure fairness for all attendees, the Chair of the meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the meeting or which are determined to be inappropriate or otherwise out of order.
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	23

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
What do I do if I have difficulties accessing the meeting?
Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.
If you are accessing the meeting you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the meeting.
CHANGING YOUR VOTE
If you are a non-registered shareholder, you can revoke your prior voting instructions or appointment by providing new instructions at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your intermediary in sufficient time for your intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Computershare before 10:00 a.m. (Toronto time) on May 9, 2022, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but before the meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your intermediary if you want to revoke your prior voting instructions or appointment.
If you are a registered shareholder:
•
You may revoke any prior proxy by providing new voting instructions online or by phone or by signing and returning a new form of proxy with a later date, in each case in accordance with the instructions on your form of proxy. However, for your new voting instructions or appointment to be effective they must be received by Computershare no later than 10:00 a.m. (Toronto time) on May 9, 2022, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

•
You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary) or at the offices of Computershare at 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 Attn: Proxy Department at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

•
Your proxy may also be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization.

•
You are reminded that if you if you attend the meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. You will then have an opportunity to vote online at the meeting. If you do not wish to revoke your prior proxy, please do not accept the terms and conditions and attend as a guest.

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instructions or appointments.
HOW YOUR PROXYHOLDER WILL VOTE
Your form of proxy or voting instruction form provide that your proxyholder must vote (or withhold from voting) your common shares according to the instructions that you provide on your proxy form or voting instruction form. If you do not specify how you want your shares voted, your proxyholder can vote your common shares as he or she determines.
If you have validly voted in advance and appointed one of the named proxyholders as your proxyholders and you do not specify how you want to vote, the named proxyholders will vote your common shares as follows:
•
for the election as directors of Kinross, the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the advisory resolution on the company’s approach to executive compensation

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The form of proxy gives discretionary authority to your proxyholder vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.
ABOUT PROXY SOLICITATION
Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.
In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:
•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately C$48,620 plus reimbursement of disbursements. Costs associated with the solicitation will be borne by the company and are not otherwise expected to be material.
REQUIRED QUORUM FOR THE MEETING
A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.
No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.
QUESTIONS
If you have questions, you may contact the company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.
North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Business of the Meeting
Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2022 Annual Meeting of Shareholders. Kinross shareholders are encouraged to vote in favour of the items detailed in this section of the circular.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BUSINESS OF THE MEETING
ITEMS OF BUSINESS
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following five matters and vote on them as required:
1.
Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2021 and the report of the auditors on the financial statements will be received.
2.
Election of directors

The company’s board of directors (the board) currently comprises nine directors. Shareholders will be asked to re-elect these nine directors at the meeting, subject to Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.
The board of directors of Kinross recommends that the shareholders of the company vote FOR the election as directors, the nominees whose names are set forth in this management information circular.
The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 32, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of any director.
Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.
Majority voting policy
In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The Corporate Governance Guidelines are available for review on the company’s website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation for consideration by the corporate governance and nominating committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director’s resignation. Board members who received a majority “for” vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered their resignation pursuant to the majority voting policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders’ meeting and shall promptly issue a news release with the board’s decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release will fully state the reasons for that decision.
Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 32.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
3.
Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board. This resolution must be approved by a majority of the votes cast by shareholders present at the meeting in person or by proxy.
For the fiscal years ended December 31, 2021 and December 31, 2020, KPMG and its affiliates were paid the following fees by Kinross:
	2021 C$1, 3	% of Total Fees2	2020 C$1, 3	% of Total Fees2
Audit Fees:
Kinross — general	4,677,000	95%	5,113,000	93%
Kinross — securities matters	—	0%	27,000	0%
Total Audit Fees	4,677,000	95%	5,140,000	93%
Audit-Related Fees:
Translation services	134,000	3%	134,000	2%
Other	86,000	2%	88,000	2%
Total Audit-Related Fees	220,000	5%	222,000	4%
Tax Fees:
Compliance	—	0%	—	0%
Planning and advice	1,000	0%	85,000	2%
Total Tax Fees	1,000	0%	85,000	2%
All Other Fees:	6,000	0%	33,000	1%
Total Fees	4,904,000	100%	5,480,000	100%

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

3.
Fee information includes out-of-pocket costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

The board of directors of Kinross recommends that the shareholders of the company vote FOR the appointment of KPMG LLP of Toronto, Ontario as auditors of the company.
The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.
4.
Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under “Executive Compensation” starting on page 57.
In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and last updated in February 2021. This shareholder vote forms an
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 63 under the heading “Say on pay and shareholder engagement”.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2022 annual meeting of shareholders of the company.”
Because your vote is advisory, it will not be binding upon the board. However, the human resources and compensation committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The board of directors of Kinross recommends that the shareholders of the company vote FOR the advisory resolution on the approach to executive compensation disclosed in this management information circular.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder who has given such proxy has directed that the shares be voted against it.
OTHER BUSINESS
Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, common shares represented by proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.
2023 SHAREHOLDER PROPOSALS
The Ontario Business Corporations Act (OBCA) permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2023 is March 11, 2023.
SHAREHOLDER NOMINATIONS FOR DIRECTORS
Shareholders may at any time submit to the board the names of individuals for consideration as directors. The corporate governance and nominating committee will consider such submissions when assessing the diversity, skills and experience required on the board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of Kinross’ outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross’ proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
ADVANCE NOTICE REQUIREMENTS
The company’s by-laws (by-laws) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company’s by-laws. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available through the Kinross website at www.kinross.com/about/governance.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Directors
Our board of directors is composed of experienced individuals who bring a broad and diverse range of perspectives, skills, knowledge and expertise. Although the composition of the board remains unchanged from the previous year, the implementation of an effective and continuing board succession program has brought in seven new directors over the past seven years.
In This Section:
Highlights: board attributes, 2021 board activity highlights	31
About the nominated directors	31
Directors’ skills and experience	43
Director compensation	43
Board committee reports	47

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS
BOARD ATTRIBUTES:
•
3 of 9 directors are women (33%)

•
8 of 9 directors are independent (89%), including an Independent Chair

•
All board committees are composed solely of independent directors

•
All directors had 100% attendance record at all board and committee meetings in 2021

•
The board and all board committees met independent of management at all of the meetings in 2021, including at regularly scheduled meetings

•
Chair of audit and risk committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are currently no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2021 BOARD ACTIVITY HIGHLIGHTS:
•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Approved the acquisition of Great Bear Resources Ltd.

•
Approved a buy-back of the company’s common shares via a normal course issuer bid program through the facilities of the Toronto and New York Stock Exchanges

•
Approved the payment of quarterly dividends

•
Continued with strong track record of comprehensive financial reporting

•
Received updates and reviewed issues relating to the company’s material properties

ABOUT THE NOMINATED DIRECTORS
The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2021. (Footnotes pertaining to the director nominees are on page 41)
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following nominees were elected as directors at Kinross’ 2021 annual meeting of shareholders and are being proposed for re-election at the meeting.
IAN ATKINSON (72) Independent
Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada.
Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	780,146,989	98.77
Withheld	9,691,955	1.23
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Corporate Responsibility and Technical	6 of 6 (100%)
Corporate Governance and Nominating	4 of 4 (100%)
Human Resources and Compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit; Nominating, Compensation and Governance (Chair)
Globex Mining Enterprises Inc.	Audit; Corporate Governance; Compensation (Chair)
Wolfden Resources Corporation	Audit; Compensation; Sustainability (Chair)
Securities held
Year	2021	2020	Change
Common shares (#)	nil	nil	nil
Deferred Share Units (“DSUs”) (#)	181,503	148,479	33,024
Total common shares and DSUs (#)	181,503	148,479	33,024
Total at-risk value of common shares and DSUs at book value (C$)1	1,090,399	841,208	249,191
Total at-risk value of common shares and DSUs at market value (C$)1	1,332,232	1,386,797	(54,565)
Meets share ownership requirement2	Yes — 185%

Ian Atkinson The Woodlands, Texas USA
Director since February 10, 2016

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KERRY D. DYTE (62) Independent
Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. (“Cenovus”), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation (“EnCana”), a leading North American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel.
Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families.
Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	787,984,238	99.77
Withheld	1,854,706	0.23
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Audit and risk	4 of 4 (100%)
Corporate governance and nominating	4 of 4 (100%)
Public board and committee memberships: none
Securities held
Year	2021	2020	Change
Common shares (#)	40,500	40,500	nil
Deferred Share Units (“DSUs”) (#)	97,194	77,281	19,913
Total common shares and DSUs (#)	137,694	117,781	19,913
Total at-risk value of common shares and DSUs at book value (C$)1	790,472	640,233	150,239
Total at-risk value of common shares and DSUs at market value (C$)1	1,010,674	1,100,075	(89,401)
Meets share ownership requirement2	Yes — 140%

Kerry D. Dyte Calgary, Alberta, Canada
Director since November 8, 2017

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Governance/board

•
Legal

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GLENN A. IVES (61) Independent
Mr. Ives held various leadership positions with Deloitte Canada and was an audit specialist in the mining sector during his tenure with them from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc.; from 1988 to 1999 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.
Mr. Ives is currently the Chair of University of Waterloo’s School of Accounting and Finance Advisory Board, a director and Finance Committee Chair of the St. Paul’s Hospital Foundation (Vancouver) and a director and Finance Committee Chair of the Canadian Nature Museum Foundation. Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and serves as Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants and a member of Chartered Professional Accountants of British Columbia and Ontario.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	788,340,862	99.81
Withheld	1,498,082	0.19
2021 board and committee membership	Attendance
Board of directors4	10 of 10 (100%)
Audit and Risk	4 of 4 (100%)
Human Resources and Compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Wheaton Precious Metals	none
NervGen Pharma Corp.	Audit (Chair)
Securities held
Year	2021	2020	Change
Common shares (#)	50,000	30,000	20,000
Deferred Share Units (“DSUs”) (#)	30,322	9,755	20,567
Total common shares and DSUs (#)	80,322	39,755	40,567
Total at-risk value of common shares and DSUs at book value (C$)1	687,653	396,166	291,487
Total at-risk value of common shares and DSUs at market value (C$)1	589,563	371,307	218,256
Meets share ownership requirement2	96%3

Glenn A. Ives Vancouver, British Columbia, Canada
Director since May 6, 2020

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining, global resource industry

•
Information technology

•
Human Resources

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/Board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
AVE G. LETHBRIDGE (60) Independent
Ms. Lethbridge is a corporate director and was most recently Executive Vice-President, Chief Human Resources and Safety & Ethics Officer of Toronto Hydro Corporation, an electric utility and energy service company, a position that she has held since November 2013 until her retirement in December 2021. During her career spanning 23 years from 1998, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, business continuity and pandemic incident command, corporate social responsibility, sustainability (ESG), climate change strategy targets, mergers and restructuring, executive succession, enterprise risk, security & crisis management, regulatory compliance, strategy, technology change and innovation, government relations, and corporate governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry.
Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, in California, with international consulting in the US, China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive and a former Board Governor for the Georgian College. In 2021, she was the recipient of the Lifetime Achievement award (2021 OEA Energy Awards) from the Ontario Energy Association.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	787,938,460	99.76
Withheld	1,900,484	0.24
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Corporate governance and nominating	4 of 4 (100%)
Human Resources and Compensation	6 of 6 (100%)
Public board and committee memberships: none
Securities held
Year	2021	2020	Change
Common shares (#)	nil	nil	nil
Deferred Share Units (“DSUs”) (#)	229,039	205,888	23,151
Total common shares and DSUs (#)	229,039	205,888	23,151
Total at-risk value of common shares and DSUs at book value (C$)1	1,187,703	1,012,887	174,816
Total at-risk value of common shares and DSUs at market value (C$)1	1,681,146	1,922,995	(241,849)
Meets share ownership requirement2	Yes — 233%

Ave G. Lethbridge Toronto, Ontario, Canada
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
Senior officer

•
Operations

•
Information technology

•
Human resources

•
Financial literacy

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ELIZABETH D. McGREGOR (45) Independent
Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP from 2001 to 2006.
Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen’s University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	787,594,303	99.72
Withheld	2,244,642	0.28
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Audit and Risk Committee	4 of 4 (100%)
Corporate Responsibility and Technical	6 of 6 (100%)
Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Compensation
Infield Minerals Corp.	Audit (Chair); Compensation
Securities held
Year	2021	2020	Change
Common shares (#)	nil	nil	nil
Deferred Share Units (“DSUs”) (#)	46,573	24,050	22,523
Total common shares and DSUs (#)	46,573	24,050	22,523
Total at-risk value of common shares and DSUs at book value (C$)1	363,886	194,036	169,850
Total at-risk value of common shares and DSUs at market value (C$)1	341,846	224,631	117,215
Meets share ownership requirement2	51%3

Elizabeth D. McGregor Vancouver, British Columbia, Canada
Director since November 6, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining, global resource industry

•
Information technology

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Governance/Board

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
CATHERINE McLEOD-SELTZER (62) Independent
Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies that generate significant shareholder value. She was appointed the Independent Chair of the company effective January 1, 2019. She has been the Non-Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 1997 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	643,287,312	81.45
Withheld	146,551,632	18.55
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Corporate Responsibility and Technical	6 of 6 (100%)
Human Resources and Compensation	6 of 6 (100%)
Public board memberships	Board committee memberships
Bear Creek Mining Corporation, Chair	Compensation
Lucara Diamond Corp.	Audit; Corporate Governance and Nominating; Safety, Health, Environment and Community Relations (Chair)
Flow Capital Corp.	Audit; Compensation (Chair); Governance
Securities held
Year	2021	2020	Change
Common shares (#)	12,296	12,296	nil
Deferred Share Units (“DSUs”) (#)	336,287	298,265	38,022
Total common shares and DSUs (#)	348,583	310,561	38,022
Total at-risk value of common shares and DSUs at book value (C$)1	2,219,006	1,931,948	287,058
Total at-risk value of common shares and DSUs at market value (C$)1	2,558,599	2,900,641	(342,042)
Meets share ownership requirement2	Yes — 355%

Catherine McLeod-Seltzer Vancouver, British Columbia, Canada
Director since October 26, 2005

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Financial literacy

•
Investment banking/
mergers & acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	37

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KELLY J. OSBORNE (65) Independent
Mr. Osborne is currently the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.
From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (Homestake) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992.
Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	787,368,209	99.69
Withheld	2,470,735	0.31
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Corporate Responsibility and Technical	6 of 6 (100%)
Corporate Governance and Nominating	4 of 4 (100%)
Public board and committee memberships: none
Securities held
Year	2021	2020	Change
Common shares (#)	nil	nil	nil
Deferred Share Units (“DSUs”) (#)	299,234	256,045	43,189
Total common shares and DSUs (#)	299,234	256,045	43,189
Total at-risk value of common shares and DSUs at book value (C$)1	1,644,147	1,318,178	325,969
Total at-risk value of common shares and DSUs at market value (C$)1	2,196,378	2,391,456	(195,078)
Meets share ownership requirement2	Yes — 305%

Kelly J. Osborne Horseshoe Bay, Texas, USA
Director since May 6, 2015

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining, global resource industry

•
Financial literacy

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Environmental and Social

38	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
J. PAUL ROLLINSON (60) Chief Executive Officer
Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.
Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	788,292,564	99.80
Withheld	1,546,381	0.20
2021 board and committee membership5	Attendance
Board of directors	11 of 11 (100%)
Public board memberships	Board committee memberships
Sylvamo Corporation	Management Development and Compensation
Securities held
Year	2021	2020	Change
Common shares (#)	2,516,655	2,341,151	175,504
Restricted Share Units (RSUs) (#)	1,528,582	1,701,920	(173,338)
Total common shares and RSUs (#)	4,044,047	4,043,071	976
Total at-risk value of common shares and RSUs at book value (C$)1, 7	26,468,796	24,017,490	2,451,306
Total at-risk value of common shares at market value (C$)1,	18,472,248	21,866,350	(3,394,102)
Total at-risk value of RSUs at market value (C$)1, 7	11,219,792	15,895,933	(4,676,141)
Total at-risk value of common shares and RSUs at market value (C$)1, 7	29,683,305	37,762,283	(8,078,978)
Meets share ownership requirement2	Yes — 360%
Options held
Date granted	Expiry date	Exercise price	Options granted and vested	Total unexercised	At-risk value of options unexercised
		(C$)	(#)	(#)	(C$)8
13/02/15	13/02/22	3.73	738,940	738,940	2,667,573
15/02/16	15/02/23	4.17	404,577	404,577	1,282,509
20/02/17	20/02/24	5.06	404,268	404,268	921,731
19/02/18	19/02/25	4.95	444,185	444,185	1,061,602
18/02/19	18/02/26	4.59	302,033	453,050	1,245,888
Total			2,294,003	2,445,020	7,179,303

J. Paul Rollinson Toronto, Ontario, Canada
Director since August 1, 2012

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/
mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Environmental and Social

2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	39

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DAVID A. SCOTT (60) Independent
Mr. Scott is a corporate director and was most recently Vice Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, a position he held from 2009 until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related M&A and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.
Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Associated of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business.
Mr. Scott holds a BASc in Geology from the University of Western Ontario.
2021 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	787,741,195	99.73
Withheld	2,097,750	0.27
2021 board and committee membership	Attendance
Board of directors	11 of 11 (100%)
Audit and Risk	4 of 4 (100%)
Corporate Responsibility and Technical	6 of 6 (100%)
Public board memberships	Board committee memberships
Maverix Metals Inc.	Lead Director, Compensation
Securities held
Year	2021	2020	Change
Common shares (#)	20,000	nil	20,000
Deferred Share Units (“DSUs”) (#)	76,733	48,216	28,517
Total common shares and DSUs (#)	96,733	48,216	48,517
Total at-risk value of common shares and DSUs at book value (C$)1	697,505	347,032	350,473
Total at-risk value of common shares and DSUs at market value (C$)1	710,020	450,338	259,682
Meets share ownership requirement2	99%3

David A. Scott Toronto, Ontario, Canada
Director since May 8, 2019

Skill/area of experience6
•
Managing or leading growth

•
International

•
Senior officer

•
Mining, global resource industry

•
Investment banking/
mergers and acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

40	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Footnotes pertaining to director nominees
1.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2021: C$7.34 and December 31, 2020: C$9.34.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See “Share ownership” for independent directors on page 45. For Mr. Rollinson, see “Share ownership” on page 73.

3.
Mr. Ives was appointed to the board on May 6, 2020 and has until May 5, 2025 to meet his share ownership requirement. As at December 31, 2021, Mr. Ives’ eligible shareholding is at 2.87 times his annual board retainer.

Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. As at December 31, 2021, Ms. McGregor’s eligible shareholding is at 1.52 times her annual board retainer.
Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement. As at December 31, 2020, Mr. Scott’s eligible shareholding is at 2.96 times his annual board retainer.
4.
In 2021, Mr. Ives was recused from a meeting of the board of directors due to disclosure of an interest in the transaction being discussed at the meeting.

5.
Mr. Rollinson is not a member of any board committee; as the Chief Executive Officer, he is not an independent director.

6.
See “Directors’ skills and experience” on page 43 for a description of such skills/experience.

7.
Includes 100% of restricted performance share units (RPSUs).

8.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2021 closing price and the exercise price of options at the time of grant.

For a discussion regarding directors’ compensation, please refer to page 43.
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	41

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 43.
Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during 2021 can be found on page 135.
Cease trade orders, bankruptcies, penalties or sanctions
No director is, or within the ten years prior to the date hereof has:
a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committee membership and independence
The table below shows the 2021 board committee membership of each independent director standing for re-election at the meeting.
Committees
	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
Ian Atkinson		Chair	✓	✓
Kerry Dyte	✓	✓
Glenn Ives	Chair			✓
Ave Lethbridge		✓		Chair
Elizabeth McGregor	✓		✓
Catherine McLeod-Seltzer			✓	✓
Kelly Osborne		✓	Chair
David Scott	✓		✓
42	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS’ SKILLS AND EXPERIENCE
The matrix below shows the mix of skills and experience, in areas that are important to the company’s business, of the nine director nominees standing for election at the meeting. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board. Beginning 2019, the board also tracks directors’ experience in areas of environmental and social issues in the context of mining operations.
Skill / area of experience	Directors with significant skills or experience
Managing or leading growth — experience driving strategic direction and leading growth of an organization	9
International — experience working in a major organization that has business in one or more international jurisdictions	8
Senior officer — experience as a CEO or other senior officer of a publicly listed company or major organization	9
Operations — experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	7
Mining or global resource industry — experience in the mining industry, combined with a strong knowledge of market participants	8
Information technology — experience in information technology with major implementations of management systems	3
Human resources — strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers & acquisitions — experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy — senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, US GAAP, and/or IFRS)	9
Communications, investor relations, public relations and media — experience in or a strong understanding of communications, public media and investor relations	6
Corporate responsibility and sustainable development — understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7
Government relations — experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally	6
Environmental and Social — extensive knowledge in, and experience managing, a broad range of environmental and social issues in the context of mining operations	5
Governance/board — experience as a board member of a major organization	6
Legal — experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1
DIRECTOR COMPENSATION
Approach
The board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the human resources and compensation committee (HRCC), to complete a market review of the competitiveness of Kinross’ director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 68) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. No changes to directors’ compensation were made for 2021.
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	43

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2021 Retainers and fees
The board has established a flat fee structure for all independent directors. For 2021, the annual board membership retainer paid to independent directors was C$240,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of their board membership retainer in DSUs.
In addition to the board membership retainer, the Chairs of each of the corporate governance and nominating (CGNC), corporate responsibility and technical (CRTC) and HRCC received C$30,000 and the Chair of the audit and risk committee (ARC) received C$50,000. Other members of the CGNC, CRTC and HRCC received C$15,000 per committee and members of the ARC received C$20,000. The committee Chairs do not receive additional member fees for being part of the committee.
The Independent Chair received an additional C$240,000 but did not receive any fees for being a member of the HRCC and the CRTC. In addition, independent directors (other than the Independent Chair) received a travel fee of C$2,000 per trip for travel from outside of Toronto to board/committee meetings held in 2021. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.
The following table sets out details of the flat fee structure for independent directors for 2021:
2021 fees (C$)
Board Chair1	$240,000
Board member (including board Chair)	$240,000
Chair — audit and risk committee	$50,000
Chair — corporate responsibility and technical, corporate governance and nominating or human resources and compensation committees	$30,000
Member (excluding the Chair) — audit and risk committee	$20,000
Member (excluding the Chair) — corporate responsibility and technical2, corporate governance and nominating or human resources and compensation committees2	$15,000

1.
For 2021, C$480,000 in total with the inclusion of Ms. McLeod-Seltzer’s board membership retainer.

2.
Ms. McLeod-Seltzer, as the Independent Chair of the board, did not receive a separate fee for being a member of the HRCC and CRTC.

Deferred share units
The main purpose of the DSU Plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.
A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.
DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.
The number of DSUs granted to an independent director on the last day of each quarter in respect of their current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.
At such time as an outside director ceases to be a director, the company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.
As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Executive compensation discussion and analysis” starting on page 61). A summary of the compensation earned by Mr. Rollinson for 2021 is provided in the “Summary compensation table” on page 112.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share ownership
In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently revised in February 2021.
In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up their holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross’ Disclosure, Confidentiality and Insider Trading Policy (Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company’s website at www.kinross.com.
The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2021 and whether he or she met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings C$($)1, 2	Exceeds/ (shortfall of) share ownership requirement by C$($)	Multiple of board retainer	Met current requirement
I. Atkinson	1,332,232	612,232	5.55	Yes
K. Dyte	1,010,674	290,674	4.21	Yes
G. Ives3	687,653	(32,347)	2.87	N/A
A. Lethbridge	1,681,146	961,146	7.00	Yes
E. McGregor3	363,886	(356,114)	1.52	N/A
C. McLeod-Seltzer	2,558,599	1,838,599	10.66	Yes
K. Osborne	2,196,378	1,476,378	9.15	Yes
D. Scott3	710,020	(9,980)	2.96	N/A

1.
Greater of book or market value as at December 31, 2021. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 31, 2021: C$7.34.

2.
Except for Mr. Ives and Ms. McGregor, market value was greater than book value for all directors as at December 31, 2021.

3.
Mr. Ives was appointed to the board on May 6, 2020 and has until May 5, 2025 to meet his share ownership requirement. Ms. McGregor was appointed to the board on November 6, 2019 and has until November 5, 2024 to meet her share ownership requirement. Mr. Scott was appointed to the board on May 8, 2019 and has until May 7, 2024 to meet his share ownership requirement.

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 73.
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	45

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Director compensation table
The following table sets out the fees earned by independent directors who served as directors during 2021 and the proportion of fees taken in the form of DSUs.3
Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$1	Total Fees Earned in US$2	2021 Total DSUs value vested or earned in US$3	Value of all outstanding DSUs as at Dec 31, 2021 in US$4
I. Atkinson	189,312	N/A	23,664	23,664	4,733	241,373	191,202	1,050,865
K. Dyte	189,312	N/A	N/A	27,608	4,733	221,653	115,292	562,733
G. Ives	189,312	N/A	39,440	11,832	4,733	245,317	119,079	175,558
A. Lethbridge	189,312	N/A	23,664	11,832	N/A	224,808	134,039	1,326,088
E. McGregor	189,312	N/A	N/A	27,608	4,733	221,653	130,403	269,648
C. McLeod-Seltzer	189,312	189,312	N/A	N/A	N/A	378,624	220,145	1,947,032
K. Osborne	189,312	N/A	23,664	11,832	3,155	227,963	250,055	1,732,503
D. Scott	189,312	N/A	N/A	27,608	N/A	216,920	165,102	444,268
TOTAL	1,514,496	189,312	110,432	141,984	22,086	1,978,310	1,325,318	7,508,694

1.
Travel fees are paid in cash for all directors.

2.
Portion of fees taken in cash and/or DSUs:
Mr. Osborne — 100% of fees in DSUs
Messrs. Atkinson and Scott — 75% of fees in DSUs
Ms. McGregor — 60% of fees in DSUs
All other directors — 50% of fees in DSUs
Fees = board membership retainer + committee chair fee + committee member fee + Independent Chair retainer (for Catherine McLeod-Seltzer).

3.
Value as at December 31, 2021 of the 2021 compensation taken as DSUs.

4.
Value as at December 31, 2021, of all outstanding DSUs, including dividends on DSUs. Please refer to the narrative under “Deferred Share Units” on page 44 for a description of the methodology used to grant and value DSUs.

5.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of C$1=US$0.7888.

46	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BOARD COMMITTEE REPORTS
The board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Recently, greater attention has been directed at: sustainability, climate change, the safety of tailings facilities; broader environmental and social issues; inclusion and diversity; and cybersecurity matters.
The corporate governance and nominating committee (CGNC) has overall responsibility for overseeing the company’s governance structure and corporate policies. The CGNC conducts an annual review of the board and committee charters and a bi-annual review of the company’s core governance policies. Where advisable, the CGNC recommends changes to the governance policies or charters of the appropriate board committee to improve oversight in emerging and key areas of governance.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

- Oversee the development and implementation of the broad framework for corporate governance
- Ongoing monitoring of compliance with the Code of Business Conduct and Ethics
- Annual review of the board committee charters and recommend amendments to align with governance best practices

Audit and Risk Committee
Overall risk assessment

Corporate Responsibility and Technical Committee
Operational Risk Assessment

Business Risks
Health
Safety
Environmental
Climate Change
Social
Mining
Geological
Metallurgical
Technical

BOARD OVERSIGHT

Ongoing risk assessment and disclosure including emerging areas of focus

The audit and risk committee (ARC) is the committee primarily tasked with the responsibility of business risk oversight. The committee discharges this oversight function through quarterly risk reviews with management, provides feedback on risk assessment and management processes, and recommends necessary follow-up action. It provides ongoing advice to the board on overall risk oversight. The CRTC has primary oversight of operational, environmental and social matters and receives input on risks and materiality from the ARC.
The ARC’s risk oversight mandate includes ongoing review of information technology (IT) security risks. The committee receives quarterly IT and cybersecurity updates from management and conducts comprehensive annual reviews of the company’s privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and data. IT security risk at Kinross is managed globally through a centralized, risk-based methodology. A dedicated team of IT security professionals manage the IT security risk processes and IT security operations. The company provides annual cybersecurity education and training for all of its employees, contractors and the board and additional training is provided for high-risk functions within the business. In furtherance of its oversight of privacy and data security risk mitigation measures, the ARC also receives regular updates on planned IT initiatives in collaboration with compliance and internal audit teams and receives updates on the evolving international IT regulatory framework.
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Perspectives on Environmental, Social and Governance (ESG) issues like climate change, biodiversity, water usage, sustainability, and inclusion and diversity have continually evolved over the years. ESG matters pervade all aspects of our business and the company has always had a strong track record of consistent performance on these matters (Sustainability Reports are available on the company’s website at www.kinross.com). The company’s board is ultimately responsible for the stewardship of the business and affairs of Kinross, including oversight of ESG matters. Ongoing ESG oversight by the board is discharged primarily through its four committees. Charters of each of the four committees address different facets of ESG matters that correspond to the committee’s primary purpose and oversight function. Every year, the board and its committees conduct a review of their charters and recent updates have clarified oversight responsibilities for various ESG matters. The charters of the board and its committees are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
The company also recognizes that opportunities continually present themselves to further strengthen its ESG practices. In 2021, the company established an ESG Executive Committee that reports to the CEO and Senior Leadership Team. The position of Vice President, ESG Strategy, was also created to work closely with the ESG Executive Committee to advance the development of a holistic ESG strategy and to monitor the progress toward the company’s ESG goals. The ESG Executive Committee provides quarterly updates to the board and, as required, also provides updates to the CGNC, CRTC, ARC and HRCC to address strategy and progress related to key ESG mandates of the respective board committees.
Detailed reports for each committee with respect to its mandate and activities for 2021 may be found in the following pages.
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BOARD COMMITTEE REPORTS
Audit and risk committee

Members as at December 31, 2021

Kerry D. Dyte	Glenn A. Ives (Chair)	Elizabeth D. McGregor	David A. Scott
The audit and risk committee (ARC) is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and Mr. Ives, the Chair of the committee, and Ms. McGregor are financial experts in accordance with the New York Stock Exchange (NYSE) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.
Generally, the ARC is responsible for overseeing:
•
the integrity of Kinross’ financial statements,

•
the independent auditors’ qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee:
•
reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight and management of principal business and operational risks.

In carrying out its mandate, the ARC met four times in 2021, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:
•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, management’s discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2021 internal audit plan,

•
reviewed and recommended for approval by the board, changes to the committee’s charter,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

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•
evaluated the performance of the external auditors,

•
met with management separately,

•
reported to the board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross’ risk management activities including the implementation of the enterprise risk management system,

•
reviewed and recommended for approval by the board, a revised delegation of authority policy,

•
in conjunction with the corporate responsibility and technical committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual, contingent or potential) and material legislative changes,

•
received reports on and considered the company’s compliance practices and whistleblower reports,

•
received updates on Kinross’ privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and

•
reviewed Kinross’ general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

Additional information regarding the company’s ARC is contained in the company’s annual information form (AIF) under the heading audit and risk committee and a copy of the ARC charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company’s profile on SEDAR at www.sedar.com. The charter of the ARC is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Glenn A. Ives”
Chair, audit and risk committee
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Corporate governance and nominating committee

Members as at December 31, 2021

Ian Atkinson (Chair)	Kerry D. Dyte	Ave G. Lethbridge	Kelly J. Osborne
The corporate governance and nominating committee (CGNC) is composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, identifying and proposing new qualified nominees to the board, for assessing directors on an on-going basis and reviewing and making recommendations to the board as to all such matters.
Generally, the CGNC’s mandate includes:
•
assisting the Chair of the board in carrying out their responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the board with the evaluation of individual directors and the board as a whole,

•
receiving periodic reports under the company’s whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures so that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management,

•
evaluating appropriateness of continued board membership in line with the corporate governance guidelines, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Directors’ skills and experience” on page 43).
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In carrying out its mandate, the CGNC met four times in 2021, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:
•
assessed the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross’ practices,

•
received reports on the whistleblower program and considered the company’s compliance practices,

•
assessed performance of individual directors and the board as a whole in accordance with previously approved processes (see “Assessing the board” on page 133), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the board regarding the above evaluations,

•
assessed the company’s directors and officers’ liability insurance needs,

•
reviewed revisions to the charters of the board and committees and made recommendations to the board for approval,

•
reviewed the core policies of the company, and

•
engaged with professional recruiters and shortlisted candidates for board succession.

The Corporate Governance Guidelines and the charter of the CGNC are available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Ian Atkinson”
Chair, corporate governance and nominating committee
52	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Corporate responsibility and technical committee

Members as at December 31, 2021

Ian Atkinson	Elizabeth D. McGregor	Catherine McLeod-Seltzer	Kelly J. Osborne (Chair)	David A. Scott
The corporate responsibility and technical committee (CRTC) is composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.
Generally, the CRTC’s mandate includes:
•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing with management the company’s integration of sustainability policies, practices and goals into its business strategy and decision making, including management’s strategy for reducing the company’s carbon footprint,

•
overseeing management’s plans with respect to the identification and measurement of short- and long-term sustainability objectives for the company, including any related controls or assurance on measurement, and reviewing management’s performance against such objectives,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
reviewing and recommending to the board for approval the company’s voluntary environmental, social and governance (including sustainability) reporting,

•
considering with management the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources.

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In carrying out its mandate, the CRTC met six times during 2021, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:
•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company’s community and government relations initiatives, and on the implementation of the company’s corporate responsibility strategy,

•
received periodic reports on the company’s implementation of procedures for identifying, assessing, monitoring and managing sustainability risks,

•
reviewed with management the company’s strategy for reducing the company’s carbon footprint and green house gas emmissions,

•
reviewed and recommended for approval by the board, changes to the committee’s charter,

•
received updates and reported to the board on the annual mineral reserve and resource statement,

•
received updates on the company’s risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

•
received an update on results of the feasibility study on the La Coipa project in Chile,

•
reviewed results of the pre-feasibility study on the Udinsk project in Russia,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the board for approval, the 2022 operations and exploration budget, and

•
received updates on the company’s material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.
A copy of the CRTC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Kelly Osborne”
Chair, corporate responsibility and technical committee
54	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Human resources and compensation committee

Members as at December 31, 2021

Ian Atkinson	Glenn A. Ives	Ave G. Lethbridge (Chair)	Catherine McLeod-Seltzer
The human resources and compensation committee (HRCC), which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers including Named Executive Officers (NEOs), directors and employees of the company.
For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to management, directors and employees of other selected mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.
In 2021, the HRCC engaged Mercer to provide support in determining compensation for the company’s senior executive officers and directors (see “Independent advice”, page 67). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Executive Compensation” starting on page 61 and “Compensation governance” on page 62.
The HRCC annually reviews succession plans for the CEO and senior leadership team. Candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the HRCC has been formalized in a written charter.
In carrying out its mandate, the HRCC met six times in 2021, on each occasion also meeting independent of management.
In fulfilling its mandate in 2021, the HRCC:
•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2021 comparator group,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 68,

•
“stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed candidates identified for each position,

•
implemented human resources strategy with a focus on talent acquisition and retention

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•
considered Kinross’ performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the board, and the senior leadership team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated their performance,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the senior leadership team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
oversaw management’s efforts in establishing an inclusive and diverse culture in furtherance of the company’s values,

•
reviewed all of the company’s global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the HRCC charter is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Ave G. Lethbridge”
Chair, human resources and compensation committee
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Executive Compensation
Kinross’ executive compensation program is driven by four key objectives:
•
aligning executive interests with Kinross’ long-term strategy and those of shareholders;

•
reinforcing Kinross’ operating performance and execution of strategic objectives;

•
enabling Kinross to attract and retain high performing executives, and

•
aligning pay and performance in a way that is transparent and understood by all stakeholders.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LETTER TO SHAREHOLDERS
Dear Shareholders,

The Kinross executive compensation program is overseen by the board’s human resources and compensation committee (“committee”). The committee is tasked with ensuring that the compensation program is aligned with shareholder interests by linking executive pay to the company’s operating performance, the execution of strategic objectives, and our long-term strategy. The committee’s mandate also includes maintaining fair and competitive executive pay practices, and providing clear and transparent disclosure of compensation programs and decisions.
On behalf of the committee, I am pleased to provide an overview of the company’s performance and the board’s executive compensation decisions for 2021.
2021 PERFORMANCE
Ave G. Lethbridge
An assessment of the company’s annual performance is a key factor in determining executive compensation. While we made progress on a number of fronts in 2021, and our financial position and long-term production outlook remain strong, Kinross also faced a number of significant challenges during the year.
Kinross experienced two critical safety incidents, namely the tragic fatality at Chirano, and the mill fire at Tasiast, which significantly affected operations. The wall instability at Round Mountain and the carbonaceous material encountered at the Vantage heap leach pad at Bald Mountain also impacted the company’s performance. These challenges contributed to the revision of the company’s annual production and cost guidance for the first time in nearly a decade. External challenges, such as the productivity and supply chain impacts associated with the COVID-19 pandemic, as well as global inflationary pressures, were felt across the industry, and impacted our business as well.
Despite these challenges and their impact, we achieved a number of goals across the company in 2021, including:
•
Enhancing our return of capital to shareholders through a share buyback program, while continuing our quarterly dividends;

•
Finalizing our agreement with the Government of Mauritania to further enhance our partnership;

•
Advancing our development projects, including La Coipa and Tasiast 24k, which remain on schedule, and completing feasibility, pre-feasibility and scoping studies at Lobo-Marte, Udinsk and Manh Choh, respectively;

•
Reaffirming a positive production outlook that is expected to drive strong free cash flow;

•
Re-starting the Tasiast mill at costs below original estimates and successfully ramping up throughput to complete the mill re-start; and

•
Acquiring Great Bear Resources, a high-quality asset located in a world-class jurisdiction that has the potential to become a large, long-life mining complex, to further strengthen our long-term growth pipeline.

While Kinross has faced additional challenges in early 2022 with the tragic conflict in Ukraine and the impact on our operations in Russia, we continue to believe that Kinross is well-positioned to deliver value for our shareholders going forward.
COMPENSATION DECISIONS
In line with the company’s pay-for-performance philosophy, the committee considered the operational and safety challenges in 2021 and their impact on the company’s performance, as well as 2021 shareholder returns, in making its compensation decisions.
•
Company performance score: The committee approved a company performance score for the senior leadership team (SLT) of 70% of target, based on the SLT measures outlined on page 85. This score is our lowest in recent history and is 50 percentage points lower than the score in 2020, reflecting lower safety and operational performance in 2021. It also includes a 5 percentage point deduction that was applied to the overall score in recognition of the tragic fatality at Chirano in June 2021.

•
Individual performance scores: The CEO’s individual score of 75% of target is closely aligned with the company performance score and also reflects a deduction in recognition of the fatality that occurred during the year. Individual scores for all SLT members are notably lower than in 2020, ranging from 70% to 98% of target, in recognition of the challenging year for the company.

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•
Total direct compensation: Total direct compensation (base salary plus short- and long-term incentives) decreased for all SLT members (excluding Claude Schimper who joined the SLT in late 2021) and, in aggregate, total direct compensation is down 10% (in C$), primarily as a result of the lower company and individual performance scores.

•
Short- and long-term incentives: Aggregate short-term incentives for the SLT decreased by 33% (in C$), while total long-term incentive grants were also lower than 2020.

•
CEO compensation: The CEO’s short-term incentive decreased by 38% (in C$) and total direct compensation decreased by 12% (in C$) compared with 2020.

•
Base salaries: CEO and other SLT salaries were not increased in 2021, with the exception of a promotional increase for the EVP & CFO. No base salary increases are planned for 2022.

ALIGNING COMPENSATION WITH SHAREHOLDER RETURNS
Consistent with the general share price performance decline seen amongst gold producers in 2021, and due to the particular challenges we faced as a company, our shareholder returns were lower in 2021 compared with the previous year. However, our five-year returns remain strong, outperforming the gold index as of year-end 2021, as shown in the graph below.
The committee has reduced executive compensation, as and when appropriate, to recognize operational and share price performance and the impact they have on shareholders. As shown in the graph below, CEO pay has aligned with performance over the past five years.
We continue to ensure alignment of executive compensation with shareholder returns through several features of our compensation program, including:
•
Long-term incentives (LTI) make up at least 50% of total direct compensation for the SLT. In 2021 LTI made up 58% of the CEO’s total direct compensation.

•
Restricted performance share units (RPSUs) make up 55% of the LTI component.

•
The CEO is required to hold five times his average salary in shares and share units. Currently, Mr. Rollinson’s share ownership represents approximately 18 times his salary.

•
Relative total shareholder return (TSR) is a metric in both the short- and long-term incentive plans for executives. One-year relative TSR impacts 10% of the company portion of short-term incentives while 50% of the vesting of RPSUs is determined by three-year relative TSR. Absolute returns are also considered in both plans through our use of an absolute TSR cap.

•
Both absolute and relative shareholder returns are considered in our compensation decisions, including in determining the size of the annual LTI grant.

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SHAREHOLDER ENGAGEMENT
We continued our shareholder engagement efforts in 2021, contacting our 30 largest shareholders at the time (with the exception of two broker-dealers) plus any shareholders who had withheld votes or voted against one or more matters at the last annual general meeting. Together, these shareholders held, in the aggregate, close to 50% of our issued and outstanding shares. Virtual meetings were arranged with those shareholders who expressed an interest, with Kinross participants including members of senior management representing ESG, safety and sustainability, executive compensation, corporate governance and investor relations, and a member of the board of directors when the shareholder requested. Discussions were positive and focused primarily on ESG topics, including carbon reduction, water management, ESG governance, inclusion and diversity and ESG metrics in compensation plans.
Since our shareholder outreach program was initiated in 2014, we have made a number of changes to our compensation program in response to shareholder feedback and, in turn, shareholder support has generally been strong for our executive compensation program and practices. We continue to look for ways to address shareholder feedback, and in 2021 and 2022, this has included an increased focus on ESG:
•
In 2021, we established an ESG executive committee to advance our integrated ESG strategy, reporting monthly to the CEO and SLT and reporting quarterly to the Board;

•
In 2021, we committed to reach net-zero greenhouse gas (GHG) emissions by 2050 and, in 2022, we announced a 2030 GHG reduction target; and

•
In 2022, we will be increasing the weighting on the ESG category of the executive short-term incentive plan from 20% to 25% with the addition of two new ESG objectives related to integrated ESG strategy and diversity.

Shareholder engagement will continue to play an important role in our approach to executive pay to ensure our compensation policies remain aligned with the interests of Kinross and its shareholders.
I strongly encourage you to exercise your “Say on Pay” rights as a shareholder by voting on the advisory resolution on the company’s approach to executive compensation.
Thank you for your interest and support.
Sincerely,
Ave G. Lethbridge
Chair, human resources and compensation committee
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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Kinross’ executive compensation program covers the senior leadership team (SLT), and includes base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits. In 2021, the named executive officers (NEOs) included the President and Chief Executive Officer (CEO) and his direct reports who are members of the SLT.

KINROSS SENIOR LEADERSHIP TEAM AND NAMED EXECUTIVE OFFICERS
J. Paul Rollinson
President and Chief Executive Officer
Andrea S. Freeborough
Executive Vice-President and Chief Financial Officer
Geoffrey P. Gold
Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer
Paul B. Tomory
Executive Vice-President and Chief Technical Officer
Claude J.S. Schimper
Executive Vice-President, Russia and West Africa Operations (appointed to the senior leadership team on October 1, 2021)

PHILOSOPHY AND APPROACH
The following summarizes Kinross’ compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:

▶ Alignment

- Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
- Including long-term equity-based incentives as a significant portion of annual compensation
- Requiring executives to hold common shares

Reinforce Kinross' operating performance and execution of strategic objective

▶ Performance

- Linking a portion of compensation to corporate performance, including annual operating performance
- Linking a portion of compensation to individual performance, including behaviours that support Kinross values

Enable Kinross to attract and retain high performing executives

▶ Competitive

- Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors

▶ Transparent

- Clear and complete disclosure of executive compensation approach and rationale

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COMPENSATION GOVERNANCE
Compensation Oversight
Oversight of Kinross’ director and executive compensation programs lies with the human resources and compensation committee.
In 2021, four independent directors sat on the human resources and compensation committee. The board determined that the composition of the committee should include the Chair of the board and at least one of the Chairs of the corporate governance and nominating committee or the audit and risk committee so that the human resources and compensation committee may benefit from their input and expertise.
All of the 2021 human resources and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations. The Chair of the committee has had direct involvement in the design, review and implementation of evolving changes to major compensation programs with specific experience and expertise in executive compensation and human resources management. Two members currently serve on the compensation committees of other public issuers.
All of the members of the human resources and compensation committee are financially literate (as such term is defined in National Instrument 52-110). One of its members is also currently the Chair of the audit and risk committee at Kinross and another member is Chair of the corporate governance and nominating committee. The committee also includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.
In 2021, two human resources and compensation committee members were also members of the corporate responsibility and technical committee, thus helping to ensure that material operational risks identified by the corporate responsibility and technical committee are considered in determining executive compensation. This operational knowledge is also useful in the assessment of company performance and in the evaluation of the appropriateness of performance metrics and targets. The Chair of the human resources and compensation committee has previously served on the audit and risk committee and currently also sits on the corporate governance and nominating committee.
You can find more information about the background, experience and independence of each human resources and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 31.
“Say on Pay” and Shareholder Engagement
Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, including corporate strategy, environmental, social and governance matters, company performance and executive compensation (see also “About shareholder engagement” on page 141). Kinross senior executives and board members meet with shareholders on a regular basis each year through various events, pre-arranged meetings, or discussions on the phone to discuss items of interest to those shareholders.
In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the “Say on Pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com. Our “Say on Pay” voting results are summarized below.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Year	Votes “for” (%)
2011	95.67
2012	78.47
2013	78.34
2014	74.75
2015	94.11
2016	88.76
2017	93.93
2018	92.75
2019	75.44
2020	92.70
2021	88.67
Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the board, we have made this systematic outreach process an annual event, and have expanded it to cover more shareholders and to include ESG as a discussion topic.
The feedback we receive during these meetings is shared with the human resources and compensation committee of the board and considered when reviewing our compensation programs. Over the past eight years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.
In 2021, we again contacted our 30 largest shareholders at the time (with the exception of two broker dealers), plus eight other shareholders who had withheld / voted against one or more matters at that last annual shareholder meeting. These shareholders held, in aggregate, close to 50% of our issued and outstanding shares. In each case, Kinross offered to make members of senior management, and/or a member of the board of directors if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation and ESG. Virtual meetings were arranged with those shareholders who expressed an interest, as well as with the two large proxy advisory firms. Kinross made materials available to the shareholder in advance of the meeting which were briefly reviewed as appropriate, but the majority of the discussion was dedicated to the matters of greatest interest to the shareholder.
Similar to last year, matters related to ESG dominated the majority of the meetings held, with shareholders expressing interest in discussing matters related to climate change, carbon reduction, water management, ESG governance at the board level, and inclusion and diversity. There was also some discussion around ESG metrics in compensation plans (both in STI and LTI plans) including the long-term nature of decarbonization, disclosure around ESG metrics and questions around the details of our corporate responsibility performance metric. Sentiment towards our compensation plans and practices was generally positive.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In recent years we have made a number of changes to our compensation programs that consider and reflect feedback received through the Shareholder Engagement program:
Short-term incentive plan
•
In 2022, we will be increasing the weighting on the ESG category of the short-term incentive plan from 20% to 25% with the addition of two new ESG objectives linked to our integrated ESG strategy and diversity action plan.

•
In 2019 we introduced a free cash flow metric to the short-term incentive plan and in 2020 changed it to a free cash flow per share metric.

•
Performance targets for free cash flow are differentiated for different gold price ranges to better align rewards to management performance and incent the desired behaviours.

Long-term incentive plan
•
In 2020 we increased the weighting on RPSUs from 50% to 55% of total equity granted and eliminated stock options.

•
Beginning with the 2020 grant, we moved from annual targets to three-year targets on production and costs for RPSU measures, in order to provide more differentiation between metrics in the short-term incentive plan and the long-term incentive plan.

•
We also increased the threshold for the three-year cost and production targets such that there is no opportunity for vesting below the 50% level.

Pay levels
•
Over the last few years, new executives on the senior leadership team have had lower target compensation levels than their predecessors.

•
In 2019 the midpoint of the target range for long-term incentives for the senior leadership team was reduced and the target range extended at the lower end.

The human resources and compensation committee takes seriously the feedback received from our shareholders, and considers it in the annual review of our compensation programs. We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. As in prior years, shareholders have also expressed their appreciation for our ongoing engagement, and for the committee’s ongoing efforts to oversee and enhance the compensation program and its disclosure.
Managing Risk
Within the context of Kinross’ risk oversight practices, the human resources and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.
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Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:
What we do
Link incentive compensation measures to strategic and annual objectives
Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement
Tie pay to performance by having more than 75% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance

Cap incentive payments (150-200% of target on short-term incentives, and 150% (up to 200% with human resources and compensation committee discretion) of target on restricted performance share unit vesting)

Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards
Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range
Align interests of executives with those of shareholders through meaningful share ownership guidelines
Use an independent compensation advisor
Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
Provide shareholders with a “Say on Pay” and conduct an annual shareholder outreach

Maintain an incentive compensation recoupment policy, for recoupment of incentive compensation from members of Kinross’ senior leadership team who engage in misconduct which results in an accounting restatement and in the individual receiving or realizing a higher amount of incentive compensation than such individual would otherwise have received

Maintain double-trigger change of control severance provisions in executive agreements
Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
Implement equity plans that prohibit option cash buyouts and repricing
Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs
Credit additional years of service not earned in the retirement plan
Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
Reprice or reload options
Provide loans to executives
Provide excise tax gross-ups for change-in-control payments
Annual Risk Review
Each year, the human resources and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.
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This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.
As part of its compensation risk review in 2021, the human resources and compensation committee completed the following:
Reviewed “risk” in Kinross’ global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.
Process
The human resources and compensation committee reviewed Kinross’ compensation programs, practices and documentation in the context of:
•
incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;

•
Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and

•
key business risks.

As part of the risk review process, Internal Audit reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome
The human resources and compensation committee has reviewed Kinross’ compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resources and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.
Process
The human resources and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
•
base salary fixed at current levels;

•
short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•
all outstanding LTI at a range of possible future values:

•
share prices ranging from approximately −70% up to +200% of current share prices; and

•
RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the human resources and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome
The human resources and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the executive compensation program in aligning pay to performance.
Process
The human resources and compensation committee reviewed a range of realized and realizable pay calculations as follows:
•
Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS and Securities and Exchange Commission (SEC) “compensation actually paid” methodologies;

•
Compared realized / realizable pay and performance to the peer group as well as to the seven North American gold companies in the peer group over a three year period (2018-2020); and

•
Considered several different readily available performance measures: net income, revenue growth, total shareholder returns and change in operating cash flow.

Outcome
The human resources and compensation committee is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed strong alignment to relative TSR performance under all methodologies.

Independent Advice
The human resources and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC), and as such is affiliated with a number of other specialized organizations also owned by MMC such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of  $1,398,576 do not impact or influence the compensation paid to Kinross’ board advisor. The board is confident that Mercer’s independence and objectivity is not compromised by the relationships the company has with other MMC entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross’ human resources and compensation committee.
1.
Provision of other services to Kinross Gold Corporation by the advisor’s employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resources and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In respect of fiscal 2021, Mercer conducted a competitive benchmarking analysis for the senior leadership team members, conducted a research and analysis benchmarking for Kinross’ independent director pay program, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the six human resources and compensation committee meetings in 2021.
The human resources and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resources and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.
Below is a summary of the fees paid to Mercer for its services to the human resources and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.
Services provided	2021 (US$)1	Services provided	2020 (US$)1
Executive compensation-related fees	$58,840	Executive compensation-related fees	$55,033
Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at human resources and compensation committee meetings		Attendance at human resources and compensation committee meetings
Other fees — Mercer	$18,808	Other fees — Mercer	$13,411
Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark
Other fees — affiliated organizations	$1,398,576	Other fees — affiliated organizations	$1,200,003
Marsh Canada Limited — insurance brokerage fees		Marsh Canada Limited — insurance brokerage fees2

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for C$1.00: 2021 — 0.7888; 2020 — 0.7854.

2.
In 2020, risk consulting fees incurred (which are included in insurance brokerage fees) were lower than expected due to COVID-19 restrictions.

ANNUAL REVIEW AND DECISION-MAKING
Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 62.
The human resources and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2021 review are described in the following sections.
Market and Peer Reviews
To ensure that our executive compensation program continues to meet its key objective of  “enabling Kinross to attract and retain high performing executives”, the human resources and compensation committee approves the companies in Kinross’ compensation comparator group on an annual basis. In 2021, the committee considered companies that are similar to Kinross in
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.
The company targets compensation in the median range of the comparator group
In completing this review and making changes, the human resources and compensation committee:
•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between one-third and three times Kinross’ size on either market capitalization and/or revenue. We used the combination of revenue and market capitalization as a better measure of size than market capitalization alone, considering revenue as a good proxy for production.

Criteria
Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);
Similar market capitalization and revenue (generally between one-third and three times that of Kinross over a five year period, with some exceptions for key gold comparators);
Headquartered in Canada or US (except key gold comparators); and
Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the committee removed Eldorado Gold, a company that fell below the revenue and market capitalization criteria over a five year period, from the 2021 comparator group, and replaced it with Kirkland Lake Gold, a Canadian gold mining company. The committee will consider the recent merger between Kirkland Lake and Agnico Eagle in its review of the comparator group in mid-2022.
Kinross’ size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate mix of small and large companies as measured by revenue and market capitalization.
REVENUE: FIVE-YEAR AVERAGE
(US$ MILLIONS)
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
MARKET CAPITALIZATION: FIVE-YEAR AVERAGE
(US$ MILLIONS)
The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following is the 2021 compensation comparator group, along with the financial data considered by the human resources and compensation committee when it approved the comparator group in the first half of 2021:
			Revenue (US$ millions)		Market Cap (US$ millions)
Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations2	Five-year Average (2016-2020)1	20201	Five-year Average (2016-2020)1	2020 Average1
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$2,441	$3,138	$12,329	$15,926
AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Tanzania, Ghana, Democratic Republic of Congo (DRC), Guinea	$3,977	$4,427	$6,219	$10,290
B2 Gold Corporation (BTO)	Gold	Mali, Namibia, Philippines	$1,064	$1,789	$3,428	$5,617
Barrick Gold Corporation (ABX)	Gold	Canada, U.S., Tanzania, Saudi Arabia, Democratic Republic of Congo (DRC), Mali, Zambia, Papua New Guinea, Dominican Republic, Côte d’lvoire, Argentina, Chile	$9,297	$12,595	$26,444	$43,343
Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, (U.S. operations suspended)	$1,572	$1,344	$4,356	$3,936
First Quantum Minerals Ltd. (FM)	Copper	Zambia, Mauritania, Turkey, Spain, Finland, Australia, Panama	$3,843	$5,199	$7,258	$6,255
Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$2,973	$3,892	$4,312	$8,063
IAMGOLD Corporation (IMG)	Gold	Burkino Faso, Canada, Suriname	$1,100	$1,242	$1,974	$1,697
Kirkland Lake Gold (KL)	Gold	Canada, Australia	$1,181	$2,460	$5,781	$11,544
Lundin Mining Co. (LUN)	Copper	Brazil, Chile, Portugal, Sweden, U.S.	$1,857	$2,042	$4,087	$4,168
Newcrest Mining Limited (NCM)	Gold	Canada, Australia, Papua New Guinea	$3,600	$3,922	$13,753	$16,588
Newmont Corporation (NEM)	Gold	Canada, U.S., Ghana, Australia, Argentina, Suriname, Peru, Dominican Republic, Mexico	$8,516	$11,497	$25,845	$46,618
Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, U.S.	$8,315	$6,679	$11,219	$6,536
Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$1,713	$1,561	$3,465	$4,811

1.
Source of revenue and market capitalization: Bloomberg, in US$.

2.
Scope of operations information was gathered from each company’s corporate website.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the senior leadership team, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits), and market best practices. In addition, the human resources and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.
Each compensation element for each SLT member is reviewed against the 25th, 50th and 75th percentiles for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation so that total compensation reflects performance. Where an executive is new to the role or executive performance is below expectations, total compensation will typically be lower relative to the market; where executives achieve exceptional results, it will typically result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resources and compensation committee in determining compensation for executives.
In addition, the company maintains a performance peer group, which is limited to the ten gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resources and compensation committee considers this peer group when assessing Kinross’ relative total shareholder returns and relative performance on other metrics.
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Compensation Mix
To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives.
The human resources and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the senior leadership team. The target mix is reviewed annually to ensure that it continues to be effective and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the committee intends that a minimum of 50% of total direct compensation be in the form of equity for the senior leadership team.
The mix in direct compensation achieved in 2021 for Kinross’ CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under “Components of Executive Compensation” starting on page 79.

2021 Compensation mix — President and CEO1, 2
Paul Rollinson	Actual (US$)
Base salary	1,238,417
Short-term incentive	1,337,490
Equity — RPSUs	1,948,029
Equity — RSUs	1,593,842
Total equity	3,541,871
Total “at-risk” compensation	4,879,361

2021 Average compensation mix — Other NEOs1, 2
Other NEOs (excluding CEO)	Actual (US$)
Base salary	485,827
Short-term incentive	421,231
Equity — RPSUs	527,094
Equity — RSUs	431,259
Total equity	958,353
Total “at-risk” compensation	1,379,584

1.
Compensation in Canadian dollars was converted to U.S. dollars for purposes of these graphs using the exchange rate of C$1.00 = US$0.7888.

2.
In 2021, total “at-risk” compensation reflects annual compensation figures paid or granted only, and does not include any one-time cash or equity awards given within the calendar year.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. The human resources and compensation committee increased the RPSU weighting on five occasions from 2008 to 2018, and RPSUs have made up 50% or more of the equity granted to the members of the senior leadership team since 2015 (2014 in the case of the CEO). Beginning in 2019, the committee removed options from the equity mix and further increased the weighting on RPSUs to 55% for the
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senior leadership team, to create better alignment with shareholder interests by putting a greater emphasis on performance-based equity. At the same time, the weighting on restricted share units (RSUs) increased to 45% for the senior leadership team. There were no changes to the equity mix for the 2021 annual compensation awards.
In all other aspects, the human resources and compensation committee concluded that the company’s compensation mix in 2021 met its stated objectives.
Share Ownership
An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold equity through share ownership guidelines.
Kinross implemented a share ownership policy for its senior leadership team (SLT) in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s RPSUs in the calculation in 2012. In 2018, the policy was expanded to include other senior vice-presidents, and in 2019 it was further expanded to include members of the leadership advisory team (LAT). No change to the policy is currently planned in 2022; however, Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy, and the interests of shareholders.
Share Ownership Requirements
CEO 5x average salary	Other SLT Members 3x average salary	SVPs and LAT 2x average salary
Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled restricted share units, and/or RPSUs (but not options or cash-settled restricted share units), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement, or the date they become subject to these requirements.
Kinross prohibits the senior leadership team, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.
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While the company has not implemented a holding policy, as a practice, Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2021. All of Kinross’ NEOs have exceeded their requirements.
Name	Eligible share holdings1, 2, 3				2021 share ownership
	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value4 (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement5
	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$1,889,382	$4,918,974	$14,570,914	$21,379,270	5x	$5,968,589	17.9x	3.6	n/a
	326,330	849,594	2,516,655	3,692,579					(met deadline)
Andrea S. Freeborough	$465,094	$819,056	$1,122,079	$2,406,229	3x	$1,309,408	5.5x	1.8	May 1, 2022
	80,330	141,465	193,803	415,598
Geoffrey P. Gold	$792,434	$2,017,540	$5,693,377	$8,503,351	3x	$1,916,785	13.3x	4.4	n/a
	136,867	348,465	983,347	1,468,679					(met deadline)
Paul B. Tomory	$488,357	$1,243,800	$588,394	$2,320,551	3x	$1,482,945	4.7x	1.6	n/a
	84,348	214,826	101,626	400,800					(met deadline)
Claude J.S. Schimper	$457,116	$576,166	$295,870	$1,329,152	3x	$964,494	4.1x	1.4	October 1, 2024
	78,952	99,514	51,102	229,568

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs, or the dividend reinvestment price for unvested RSUs/RPSUs received from dividends.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

4.
Based on the average year-end base salary for the years 2019, 2020 and 2021. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of C$1.00 = US$0.7888, with the exception of Mr. Schimper’s 2019 and 2020 salary which was in U.S. dollars.

5.
Ms. Freeborough and Mr. Schimper have three years from the date of their promotion to the senior leadership team to meet their share ownership requirements. Ms. Freeborough was promoted to the senior leadership team on May 1, 2019, and Mr. Schimper was promoted to the senior leadership team on October 1, 2021. Both NEOs have already met their requirements.

Using the market value of a common share on the TSX on December 31, 2021 of C$7.34 to value his holdings, the aggregate value of Mr. Rollinson’s total eligible share holdings was:
	Eligible share holdings1, 2 — Market Value
Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)	Holdings multiple of average salary
J. Paul Rollinson	$14,570,914	$1,889,382	$16,460,296	$4,918,974	$21,379,270	17.9x

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
HOW WE PAY FOR PERFORMANCE
A substantial portion of the NEO’s compensation is at risk and linked to the company’s performance:
•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Establishing Performance Measures
Determining appropriate metrics to measure company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:
•
help align executive interests with Kinross’ long-term strategy and the interests of shareholders,

•
reinforce Kinross’ operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured through our restricted performance share units, and through the share price as reflected in the realized value of the equity executives receive.
The following is an overview of the measures in our 2021 short- and long-term incentive plans:
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “Measuring company performance in our short-term incentive plan” on page 82. From the company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.
Assessing Performance
At the end of the year, company performance is assessed based on the company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the company. In addition, company performance is reviewed relative to competitor companies and a company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and company performance, as well as the overall pool for equity awards approved by the human resources and compensation committee.
Compensation Recommendations
These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.
After reviewing the initial compensation recommendations, the CEO and the human resources and compensation committee may make adjustments to the recommendations for senior leadership team members based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.
For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “2021 SLT measures” on page 84, and “Individual performance — Named executive officers”, starting on page 103.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Aligning Executive Compensation and Total Shareholder Return
One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. We accomplish this in a number of ways:
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Compensation Approval Process
The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:
The CEO evaluates each SLT member based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation for approval to the human resources and compensation committee regarding their individual short-term incentive component. The CEO and human resources and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined below.
Using Discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resources and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions. For information on discretion used in 2021 compensation decisions, see “Short-Term Incentive“ on page 81.
Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on page 112.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
COMPONENTS OF EXECUTIVE COMPENSATION
The table below summarizes the components of our 2021 compensation plans applicable to all NEOs.
Component	Form	Period	How we determine the award
Total Direct Compensation
Base salary	Cash (page 80)	One year	Based on role, market comparators, internal equity, individual experience, and performance.
Short-term Incentive	Cash (page 81)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.
Long-term incentive1 (pages 91-92)	Restricted share units (RSUs) (page 119)	Three years; vest in thirds over three years
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target based primarily on company and individual performance.
The human resources and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For the 2021 grant (granted in February 2022), RSUs made up 45% of the SLT’s annual long-term incentive award (one-third cash-settled and two-thirds equity settled).

	Restricted performance share units (RPSUs) (pages 119)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
The final number of shares vested is based on company performance relative to performance measures. For the 2021 grant (granted in February 2022), these measures were: relative total shareholder return; production; and attributable all-in sustaining cost per gold equivalent ounce sold.
For the 2021 grant, RPSUs made up 55% of the SLT’s annual long-term incentive award. RPSUs are 100% equity-settled.

Benefit and Retirement Plans
Employee benefits and perquisites	Benefits and perquisites (page 97)	Ongoing
Based on market comparators.
Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan (page 97)	Continuous based on eligibility requirements
Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement plans	Executive retirement allowance plan (ERAP) (page 97)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the senior leadership team.

1.
Stock options were removed from the long-term incentive mix starting with the 2019 grant (granted in February 2020) and were not included in the 2021 grant (granted in February 2022). Information on stock options and the Share Option Plan is outlined on page 122.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
TOTAL DIRECT COMPENSATION
Base Salary
To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.
Base salaries paid to individual executives reflect:
•
the scope, complexity and responsibility of the position,

•
salary levels for similar positions in Kinross’ comparator group,

•
the executive’s previous experience and time in role, and

•
the executive’s performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market. The human resources and compensation committee reviewed base salaries for the SLT in February 2021 but felt the salaries were appropriate relative to performance, internal equity, and the market, and decided not to increase base salaries at that time. Mr. Schimper was not a member of the SLT at that time and his salary was reviewed along with all other employees. He received a 2% increase in February 2021.
In October 2021 Ms. Freeborough received a salary increase in recognition of her promotion to Executive Vice-President and Chief Financial Officer, and the additional responsibilities she undertook with oversight of the Investor Relations function. Mr. Schimper was appointed to the senior leadership team as Executive Vice-President, Russia and West Africa Operations on October 1, 2021 with a salary of  $550,000. The committee again reviewed salaries for the SLT in February 2022 and made the decision not to make any further adjustments at that time.
The following are the salaries for the named executive officers (all paid and shown in Canadian dollars) for 2022:
Named Executive Officer	Title	2022 Base Salary (C$)
J. Paul Rollinson	President and CEO	1,570,000
Andrea S. Freeborough	EVP and Chief Financial Officer	605,000
Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	840,000
Paul B. Tomory	EVP and Chief Technical Officer	650,000
Claude J.S. Schimper	EVP, Russia and West Africa Operations	550,000
Further information regarding each executive’s 2021 base salary is provided with the “Summary compensation table” on page 112.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Short-Term Incentive
Kinross’ short-term incentive plan covers employees at a professional level and above, across the company and is designed to reward company, site / region, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:
Target Incentive	Short term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness.
Company Performance Multiplier

•
Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company’s relative performance compared to its competitors.

•
The board then determines the company performance multiplier that will apply to the senior leadership team. This multiplier can range from 0 to 150%1, and makes up 60% of their total short term incentive.

•
The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team.

1.
0-200% for CEO

Individual Performance Multiplier

•
For the senior leadership team, the remaining 40% of the short term incentive is based on individual performance and for other employees the weighting on individual performance is 50%.

•
The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 to 150%).

•
A similar review for the CEO’s performance is completed by the human resources and compensation committee.1

•
The assessment of individual performance is not a formulaic process and judgement is exercised in determining the individual performance multiplier to be applied.

Targets for each NEO are outlined on page 89. No adjustments were made to the targets for NEOs for 2021 or 2022 with the exception of the following promotional changes:
•
Ms. Freeborough’s target increased to 90% effective October 1, 2021 as a result of her promotion to Executive Vice-President and Chief Financial Officer

•
Mr. Schimper’s target increased to 90% effective October 1, 2021 as a result of his promotion to the senior leadership team as Executive Vice-President, Russia and West Africa Operations

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Details on the assessment of company performance and the resulting performance multiplier are outlined under “2021 SLT measures” starting on page 84. Details regarding individual performance and the resulting multipliers are provided under “Individual performance — Named executive officers”, starting on page 103.
For employees below the senior leadership team who participate in the global compensation program, a site performance multiplier makes up the remaining portion of the short-term incentive. The weighting varies by level across the organization, and the multiplier, which ranges from 0 — 150%, is determined based on the site Four Point Plan objectives.
Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the senior leadership to better align cash and equity to the target pay mix. In addition, the CEO and the human resources and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and the human resources and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under “Using discretion” on page 78.
In respect of compensation outcomes for 2021, the human resources and compensation committee applied its judgement in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were generally appropriate. However, the committee did exercise its discretion in two ways to address the year’s signficiant safety incidents and to reinforce our unwavering commitment to and focus on safety:
1.
In recognition of the mine site fatality, the committee elected to exercise its discretion to reduce the individual performance ratings for the President and CEO and the Executive Vice-President and Chief Technical Officer. This is in addition to the 5% deduction for the fatality which was automatically applied to the company performance rating.

2.
In recognition of the Tasiast mill fire and its significant impact on operations, the committee applied a 16% downward adjustment to the Corporate Responsibility Performance Metric of the SLT measures, reducing it to 85%.

The human resources and compensation committee did not exercise any other discretion to change the compensation outcomes.
Details of the 2021 short-term incentive calculation for each NEO is outlined on page 89.
Measuring company performance in our short-term incentive plan
The following summarizes our approach to establishing measures under our short-term incentive plan:
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Our employees are measured against the Four Point Plan and, as shown above, our senior leadership team members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy — the key areas the executives must manage each year — and then determined an appropriate metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:
Key Strategic Areas and SLT Measures
Key strategic area	Rationale	Metric
ESG
How the company acts with regard to health & safety, environment, social & governance (ESG) matters determines our ‘license to operate’, and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.

Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total company score.
In 2022, the weighting on the ESG category will be increased to 25% with the addition of two new ESG metrics, linked to our ESG strategy and diversity action plan.

Operational and financial performance
Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the company’s control that determine revenue and cash flow, namely production and cost.

Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost, and capital.
Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet
A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.
Free cash flow per share: measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position.
Shareholder returns
Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.
Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.
Building for the future
A key responsibility of management is making capital allocation decisions for the long term benefit of the company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the company.

Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the company’s organic growth agenda, reducing costs and continuing to position the company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for “Building for the future” is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments / acquisitions, exploration, and other similar matters.
In addition to assessing company performance against these objectives, the board also considers the company’s performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgement is exercised in determining the final multiplier.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2021 RESULTS
2021 SLT Measures
In early 2021 management and the human resources and compensation committee agreed to several priorities for the year:
Drive best in class safety & ESG	Deliver operational excellence	Maintain financial strength and flexibility	Focus on delivering 3 year production targets and long term production growth
Ensure we remain focused on safety as a top priority at all times Continue to prioritize the health and safety of our employees and to support our communities through COVID-19
Meet or exceed 2021 public guidance
Continue to maintain cost discipline
Optimize current operations by driving operational excellence at Tasiast (through operational improvements, plan optimizations and exploration), continue to prove out narrow vein mining in Russia, and generate and sustain additional value from Paracatu
Focus on free cash flow in operating decisions Continue to strengthen balance sheet Return capital to shareholders through quarterly dividend
Advance and deliver our key projects (Tasiast 24k, Chile projects, Udinsk and Manh Choh)
Continue to look for future production through organic and inorganic opportunities
Continue to focus on improving and maintaining positive government relations

The SLT measures noted above were appropriate to measure these priorities, with the actions related to “focus on delivering 3 year production targets and long term production growth” incorporated in the Targeted Strategic Accomplishments. Performance on each measure, and for the final company multiplier, can range from 0% to 150% (200% for the CEO), and the company multiplier determines 60% of the short-term incentive payment for senior leadership team members, as described under “Short-Term Incentive” on page 81
In establishing the 2021 performance targets against the SLT measures, the human resources and compensation committee considered prior year targets and actual performance as well as expected 2021 performance and challenges, as described below.
Corporate Responsibility Performance Metric	The 2021 target was set in line with the 2020 target and actual result. This recognized that the company has already achieved a very high level of performance and that we want to incent maintaining or exceeding such a level, while recognizing that this, in itself, is a significant accomplishment.
Delivering against guidance
2021 production guidance was in line with 2020 guidance and actual results. Attributable all-in sustaining cost guidance was higher than 2020 targets and actual results, mainly due to higher operating waste mined as a result of planned mine sequencing, particularly at the U.S. mines and at Tasiast in the second half of the year. The delayed access to higher grade ore at Tasiast as a result of COVID-19 impacts and a decrease in low-cost ounces from Dvoinoye, which completed mining in November 2020 as planned, also affected 2021 guidance. Capital guidance was in line with 2020 guidance.

Total cost	The 2021 range was similar to that in 2020, with the target aligned to the 2021 budget.
Free cash flow per share	2021 targets are aligned to the 2021 budget and differentiated for different gold price ranges.
Relative TSR	The 2021 target was set above the median of the performance group (5th rank), in line with the 2020 target.
Deliver targeted strategic accomplishments
As the projects / initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2021, the number of points required as a percentage of maximum points was the same as that established in 2020.

The following are the targets established for each of the SLT measures for 2021, along with performance results achieved, and the rating approved. Assessment of performance on each measure requires judgement and does not reflect a formulaic determination. For example, the committee applied judgement in the assessment of the Corporate Responsibility Performance Metric, applying a downward adjustment in light of the Tasiast mill fire, as described below and under “Short-Term Incentive” on page 81.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Strategic Area	Measure	Weight	Threshold	Target	Maximum	Actual performance	Rating
ESG	Corporate responsibility performance metric An assessment of performance on leading and lagging safety, environment and community metrics Points out of 100	20%	80 points	88 points	97 points	Target: 88.2 points (see next page for details) While results were just above target, final score was reduced in recognition of Tasiast mill fire	85%
Operational and Financial Performance	Delivering against guidance Performance against original 2021 guidance on: Production: 2.4M +/−5% AISC1: $1,025 per ounce +/−5% Capital: $900M	15%	Both production and AISC1 marginally miss guidance; capital over guidance	Both production and AISC1 are within guidance; capital in line with or under guidance	Strongly beat guidance on both production and AISC; capital in line with or under guidance	Below target: Production: 2.07M (below original guidance) AISC1: $1,138 (above original guidance; in line with revised guidance) Capital: $939M (in line with guidance)	35%
	Total cost Effectively managing costs (production cost before allocations, other operating cost and overhead)	15%	4% over budget	On budget	4% under budget	Target: total cost was in line with budget	100%
Balance Sheet	Free cash flow per share2 Achieve free cash flow budget	10%	17 cents per share below budget	On budget, with targets differentiated by gold price	20 cents per share above budget	Below threshold: 16 cents per share	0%
Shareholder Returns	Relative total shareholder returns (TSR)3 Relative ranking vs. performance peer group of 10 gold companies	10%	25th percentile (9th rank)	Above median (5th rank)	1st rank and positive absolute TSR	Below target: 7th rank	75%
Building for the Future	Deliver targeted strategic accomplishments An assessment of performance against ten weighted key initiatives, including: • 3-year production guidance • Tasiast and Paracatu optimization • Advancement of key projects (Udinsk, Chile, Tasiast, Manh Choh) • Russia mine life and resources • Exploration • Succession and Inclusion & Diversity (I&D) In addition, bonus/penalty points could be assessed in four areas: M&A transaction; stakeholder engagement; people and organization; material change in value of asset. Total points are calculated as a % of maximum points	30%	25% of maximum points	50% of maximum points	>85% of maximum points	Target: achieved 50% of maximum points: Outperformed on exploration, Chile projects and succession and I&D; achieved target on Tasiast 24K, Manh Choh, Udinsk, and Russia mine life and resources. Below target on production guidance and Paracatu results due to operational challenges and inflationary pressures. Penalty points assessed to recognize challenges at Round Mountain related to the wall instability.	100%
Total		100%	After 5% deduction applied to recognize the mine site fatality				70%

1.
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative reconciliation, see Section 11 - Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2.
Free cash flow is a non-GAAP financial measure and may not be comparable to similar measures used by other issuers. For further details, including quantitative reconciliation, see Section 11 - Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Free cash flow per share is a non-GAAP ratio and, for the purpose of measuring short-term incentive performance, is calculated as free cash flow divided by the

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number of common shares outstanding at the beginning of the period. Targets for the free cash flow per share metric were differentiated for different gold price ranges to account for the volatility in gold price.
3.
TSR was measured from December 31, 2020 to December 31, 2021, using the trailing 20-day volume weighted average share price at the start and end of the performance period.

Corporate Responsibility Performance Metric
In response to shareholder feedback, we have enhanced our disclosure around the corporate responsibility performance metric (CRPM), our integrated ESG metric aligned to our Safety and Sustainability Policy. The CRPM is 20% of the SLT measures and incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric, as shown in the table below. While results were just above our target of 88 points, the final score was reduced in recognition of the Tasiast mill fire. Additional information on Kinross’ metrics that are aligned to our Safety and Sustainability Policy, can be found in our Sustainability Report.
First Priority	Indicator	Metric	Maximum Points	2021 Results1
Health and Safety (34 points)	Lagging Indicators	Total Reportable Injury Frequency Rate (TRIFR) (per 200,000 hours worked)	10	6.6
		Lost days severity rate (per 200,000 hours worked)	8	4.8
	Proactive Drivers of Safety2	Field safety engagements by management (per employee)	4	3.8
		Workplace hazards corrected (per employee)	4	3.8
		Critical risk management program implementation (per site)	9	8.3
Environment (33 points)	Lagging Indicators	Environmental incidents	15	14.6
	Proactive Drivers Environment	Water balance accuracy (ability to manage site water balance)	6	4.3
		Reclamation cost accuracy	4	3.6
		Risk and audit	2	1.8
		Environmental training (% of site workforce)	6	5.7
Community Relations (33 points)	Lagging Indicators	Community incidents	9	8.9
		Community and media feedback	8	7.5
	Proactive Drivers of Community Relations	Stakeholder engagement (number engaged and compliance to plan)	6	5.6
		Local content (number of employees and business partners from local jurisdictions)	2	1.7
		Community and corporate contributions	8	7.1
	Maximum	Target	Result
Total Points	100	88	88.2
Rating (after deduction in recognition of Tasiast mill fire)			85%

1.
Sum of points may not add up due to rounding

2.
Points capped at 16 points

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2021 Company Performance
While 2021 was a challenging year, we also had a number of achievements and made progress on a number of fronts.
ESG
Corporate Responsibility Performance Metric	85%

•
Injury frequency rates remained in line with our three-year averages, however, this was overshadowed by two critical safety incidents — a tragic fatality at Chirano and a mill fire at Tasiast, which significantly impacted our operations.

•
We continued to work to mitigate the risks associated with the ongoing COVID-19 pandemic, and provided support to bolster vaccination rates of our workforce.

•
Our results were strong on environment and community relations, with a number of notable achievements in these areas including, partnering with Trout Unlimited to create the Alaska Abandoned Mine Restoration Initiative, conducting 96,000 stakeholder interactions, and continuing to support our local communities through donations, taxes to governments, payments to local suppliers, and wages and benefits to employees, with 99% of our employees from our host countries.

•
Our ESG performance continued to rank well among peers, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P Global CSA’s ESG ratings.

•
We were recognized as the top gold mining company in the Globe and Mail’s annual corporate governance ranking.

•
We outlined our Climate Change Strategy, with the target of reducing the intensity of Scope 1 and Scope 2 emissions by 30% by 2030.

•
We established an ESG Executive Committee to help further strengthen ESG governance.

•
We maintained our gender diversity target at the board level with 33% women board members, and instituted a Global Inclusion and Diversity Council (“GIDC”) to further our inclusion and diversity goals.

Operational & Financial Performance and Balance Sheet
Delivering Against Guidance	35%
Total Cost	100%
Free Cash Flow per Share	0%

•
The Tasiast mill fire as well as other challenges associated with the wall instability at Round Mountain and the carbonaceous material encountered at the Vantage heap leach pad at Bald Mountain, impacted the company’s performance, contributing to the revision of production and cost guidance, for the first time in ten years, and to cash flow falling below expectations.

•
Repair of the Tasiast mill was completed, at lower than expected costs, and is now operating at sustained throughput levels comparable to the first half of 2021.

•
We repaid $500 million in Senior Notes, ahead of schedule, on June 1, 2021.

•
We enhanced our return of capital to shareholders by initiating a share buyback program in addition to our quarterly dividend; returning a total of  $250 million to shareholders.

•
Our balance sheet remained strong throughout 2021 with cash and cash equivalents of  $531.5 million, and total liquidity of $1.9 billion at December 31, 2021. We subsequently drew down our revolving credit facility to partially finance the Great Bear acquisition in February 2022.

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Shareholder Returns & Building for the Future
Relative Total Shareholder Returns	75%
Deliver Targeted Strategic Accomplishments	100%

•
We finalized our agreement with the Government of Mauritania to enhance our partnership.

•
We advanced our development projects, including La Coipa and Tasiast 24k, which remain on schedule, and completed feasibility, pre-feasibility and scoping studies at Lobo-Marte, Udinsk and Manh Choh, respectively.

•
We successfully increased our mineral reserve base.

•
We announced an agreement to acquire Great Bear Resources to further strengthen our long-term growth pipeline, with the acquisition completed in February 2022.

•
We reaffirmed a strong production outlook that is expected to drive strong free cash flow generation.

•
Unfortunately our shareholder returns were down in 2021, and while most of our peers also saw a decrease in returns, our one-year performance was just below the median of our peer group at 7th rank of 11. However, our five-year returns remain strong, outperforming the gold index and the majority of our peers, as of year-end 2021.

Total (after 5% deduction applied to recognize the mine site fatality)	70%
The human resources and compensation committee thus assigned the ratings against the performance measures as shown above to reflect this performance. Overall, the committee felt that a company multiplier of 70% appropriately reflected the year.
Prior year performance assessments under Mr. Rollinson’s leadership as CEO were as follows:
Year	Company performance multiplier
2013	110%
2014	95%
2015	100%
2016	107%
2017	118%
2018	97%
2019	109%
2020	120%
2021	70%
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2021 Short-Term Incentive
Individual performance multipliers for each NEO were determined based on their individual performance assessments outlined under “Individual performance — Named executive officers”, starting on page 103. The CEO’s individual score of 75% is closely aligned with the company performance score and also reflects a deduction in recognition of the fatality that occurred during the year. Individual scores for all SLT members are significantly lower than 2020 ranging from 70% to 98%, in recognition of the challenging year for the company. The following table outlines the calculations which resulted in the 2021 short-term incentives. These short-term incentive payouts were recommended by the human resources and compensation committee and approved by the board.
Named Executive Officer	Title	Company results × 60% weight	Individual + results × 40% weight	Total = performance multiplier	2021 actual target (% of salary) for purposes of calculating STI	Calculated 2021 STI (US$)1
J. Paul Rollinson	President & CEO	70%	75%	72%	150%	1,337,490
Andrea S. Freeborough2	EVP & Chief Financial Officer	70%	95%	80%	79%	300,651
Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	70%	98%	81%	140%	753,235
Paul B. Tomory	EVP & Chief Technical Officer	70%	70%	70%	90%	323,014
Claude J.S. Schimper3	EVP, Russia & West Africa Operations — SLT (Oct. 1, 2021 to Dec. 31 2021)	70%	95%	80%	90%	78,091

	Company results × 25% weight	Site + results × 25% weight	Individual + results × 50% weight	Total = performance multiplier	2021 actual target (% of salary) for purposes of calculating STI	Calculated 2021 STI (US$)
SVP Operations, Russia (Jan. 1, 2021 to Sep. 30, 2021)	80%	125%	105%	104%	50%	229,932
Total						308,023

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

2.
As a result of Ms. Freeborough’s promotion effective October 1, 2021, her short-term incentive target was increased from 75% to 90%. The target shown above reflects a partial year at each level.

3.
As a result of Mr. Schimper’s promotion to the senior leadership team effective October 1, 2021, his short-term incentive was calculated in two parts: For January 1 — September 30, 2021, it was based on a company score of 80% for all employees below the SLT level (25% weighting), site score of 125% (25% weighting) and individual score of 105%, as outlined in the table above. For October 1 — December 31, 2021, it was calculated using his new target of 90%, consistent with the calculation for the other SLT, as outlined in the table above. His total STI of USD$308,023 is the sum of the two parts.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2022 SLT Measures

FOCUS ON SAFETY AND ESG
Kinross has always been committed to the highest standards with respect to health and safety, environmental, social and governance matters. Our Corpororate Responsibility Performance Metric, weighted at 20%, reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization. In line with our increased focus on ESG and our commitment to carbon reduction, we have made enhancements to our ESG objective in the short-term incentive plan, increasing the weighting on the ESG category from 20% to 25% and adding two new metrics tied to our integrated ESG strategy and diversity objectives.

The following SLT measures and targets have been established for 2022.
Key Strategic Area	Measure	Weighting	Target
ESG (25%, increased from 20%)	Corporate responsibility performance metric (leading and lagging measures for health and safety, environment and community relations)	20%	In line with 2021 target
	ESG Strategy	5%	New metrics for 2022 with targets based on the development of our integrated ESG strategy and the completion of actions set out in our diversity action plan
	Diversity
Operational and Financial Performance (25%, decreased from 30%)	Delivering against guidance	15%	Aligned with 2022 annual guidance on production, attributable all-in sustaining cost and capital expenditures
	Total cost	10%	Aligned with total cost budget (production cost before allocations, other operating costs and overhead)
Balance Sheet (10%)	Free cash flow per share	10%	Aligned with free cash flow budget with targets differentiated for different gold price ranges
Shareholder Returns (10%)	Relative total shareholder returns (TSR)	10%	Above median rank relative to the performance peer group
Building for the Future (30%)	Deliver targeted strategic accomplishments	30%
Points required as a percentage of maximum points is in line with 2021 target and is based on an assessment of key initiatives focusing on the advancement and delivery of capital projects, mine life extension, increasing resources and reserves, exploration, and cost optimization

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Long-Term Incentive
Kinross provides long-term equity incentive compensation with the following objectives:

•
Align the interests of executives with those of shareholders

•
Focus efforts on improving shareholder value and the company’s long term financial strength

•
Reward high levels of performance

•
Provide incentive for high levels of future performance

•
Provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company

Long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resources and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.
The value of an individual’s actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resources and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resources and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ long-term incentive plans: for the 2021 performance year, Restricted Share Units (RSUs) and Restricted Performance Share Units (RPSUs). The RSU component may be further divided among cash-settled RSUs and equity-settled RSUs. Each year the human resources and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.
Kinross believes that each element in our long-term incentive plan plays an important role:

Restricted Performance Share Units (55%)
The performance metrics attached to the RPSUs provide for greater alignment between company performance and realized pay, provide an additional incentive for future performance, and ensure management is focused on achieving the fundamental business outcomes related to shareholder value.
In addition, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

Restricted Share Units (45%)
RSUs provide for alignment with shareholders, as the value is dependent on the stock price.
Equity settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares.
Cash settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to ‘time‘ their share sales.

From 2008 to 2018, the committee increased the weighting on RPSUs for the senior leadership team five times, from 5% to 50%. RPSUs had made up 50% of the long-term incentives granted to the CEO since 2014 and to the other senior leadership team members since 2015. For the 2019 annual compensation awards, the committee removed options from the long-term incentive plan and further increased the weighting on RPSUs to 55% for the senior leadership team. We believe that by putting a greater emphasis on performance-based equity, we have created better alignment with shareholder interests, and this shift in the

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equity mix is in line with feedback we have received from shareholders. With the removal of options, the weighting on RSUs increased to 45% for the senior leadership team. For the senior leadership team, two-thirds of RSUs granted in 2022 (with respect to 2021) will be settled in equity when they vest, and the balance will be cash-settled. RPSUs granted in 2022 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. No changes were made to the equity mix for the compensation awards with respect to 2021. The weighting of the components of the annual equity award for the past five years for the SLT is as follows:
	Weightings
Component	2017	2018	2019	2020	2021
RPSUs	50%	50%	55%	55%	55%
RSUs1	30%	30%	45%	45%	45%
Options	20%	20%	0%	0%	0%

1.
RSUs were 50% cash-settled for 2017 and 2018, and one-third cash-settled for 2019 to 2021, with the balance being equity settled.

Measuring company performance in our long-term incentive plan
RPSU Performance Measures
Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the human resources and compensation committee reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years. They also review current best practices and consider shareholder feedback before approving the measures for a new grant.
Based on the four “Principles for Building Value” in the Kinross Way Forward, our focus is to select incentive measures which are aligned to long-term TSR performance and thus with shareholder interests. The RPSU measures used for the grants which vested in, were included in or were with respect to 2021 (grants made in 2018 through 2022) and the rationale for each is as follows:
Measure	Weighting	Rationale
Relative TSR	50%
As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross’ performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity.
While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.

Production	25%
We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive’s control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management’s control). However, two key inputs to cash flow that lie within management’s control are production and attributable all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

Attributable All-in Sustaining Cost	25%
From 2012 to 2019, the targets for production and cost have been set on an annual basis and linked to our public guidance. Performance relative to target was assessed each year and a vesting percent determined for that year. The vesting percentages for the three years were then averaged to determine the total vesting percent for that measure. Over the last number of years, we have reviewed and assessed possible alternative measures, and in response to shareholder feedback and to further align executive interests with Kinross’ long-term strategy, in 2020 we moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long-term.
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2021 RPSU Performance Goals
The number of RPSUs that vest is based on company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The threshold for the three-year cost and production targets is established at 50% vesting level. The RPSUs included in 2021 compensation and granted in February 2022 will vest in February 2025 based on the schedule below:
Performance over three-year vesting period	Percent of units that will vest
	Maximum 150%1	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking
Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; AngloGold Ashanti; B2Gold; Barrick; Gold Fields; IAMGOLD; Kirkland Lake; Newcrest; Newmont; Yamana; S&P TSX Gold Index. Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three-year period, and Kinross’ ranking within that group is determined (i.e. 1st, 2nd, etc.). The human resources and compensation committee has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.
	1st or 2nd rank and positive absolute TSR	5th or 6th rank	11th rank
Production
Target is to meet the three-year total production guidance for attributable gold equivalent ounces. Actual production may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. gold to silver production ratio); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	+7%, and still within target range on attributable all-in sustaining cost	Three-year total production guidance for attributable gold equivalent ounces2	−10%
Attributable all-in sustaining cost (AISC) per gold equivalent ounce sold
Target is to meet the expected three-year weighted average attributable all-in sustaining cost per gold equivalent ounce sold established through Kinross’ strategic business planning process (SBP). Actual attributable all-in sustaining cost may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (inflation, gold price, royalties, foreign exchange rates and oil price); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.
	−10%	Expected three-year weighted average AISC range as determined by the 2021 SBP3	+10%

1.
Up to 200% based on the human resources and compensation committee discretion to recognize outstanding performance.

2.
The three-year production target for the 2021 grant is aligned to Kinross’ three-year public guidance for 2022 to 2024.

3.
The three-year attributable all-in sustaining cost target for the 2021 grant is based on our strategic business plan and considers the risks and opportunities in our portfolio.

The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.
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RPSUs Vested in 2022
The RPSUs granted in 2019 with respect to 2018 (and included in 2018 compensation) vested in February 2022. The vesting level was below target at 88%. To determine the vesting percent, we completed the following calculation:
1.
Assessed performance and vesting percent for each performance measure:

a.
Relative TSR: As this is a three-year measure, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule and the vesting percent is thus established for this metric.

b.
Production and Attributable all-in Sustaining Cost per gold equivalent ounce sold: As these are annual measures, at the end of each calendar year, the actual performance is compared to the targets set to determine the vesting percent for that year. At the end of the three-year performance cycle, the three vesting percentages determined for each measure are averaged to determine the overall vesting percent for that measure.

2.
A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resources and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2022:
Measures	Weighting	Target	Year	Guidance range	Actual performance	Rating	Final rating
Relative total shareholder return	50%	Three-year TSR ranking vs. 12 peers Threshold1: 11th rank Target1: 5th-6th rank Maximum1: 1st and positive absolute TSR	2019 – 2021	n/a	6th rank	100%	100%
Production (gold equivalent ounces)2	25%	Performance against guidance on production Threshold1: 16% below midpoint of guidance Target1: midpoint of guidance Maximum1: 6% above midpoint of guidance	2019 2020 2021	2.38 – 2.63M 2.28 – 2.52M 2.28 – 2.52M	0.8% above target 1% below target 14% below target	103% 95% 12% average	70%
Attributable all-in sustaining cost per gold equivalent ounce sold3	25%	Performance against guidance on AISC3 Threshold1: 20-21% above midpoint of guidance Target1: midpoint of guidance Maximum1: 10% below midpoint of guidance	2019 2020 2021	$945 – 1,045 $922 – 1,019 $973 – 1,077	0.2% below target 4% above target 7% above target	101% 80% 65% average	82%
Weighted average							88%

1.
Performance below threshold results in 0% vesting on that component. Target performance results in 100% vesting, and maximum is 150% vesting (or up to 200% based on HRCC discretion).

2.
Production result is adjusted from the figures disclosed in Kinross’ Management’s Discussion and Analysis for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent ounces, thereby potentially reducing or increasing the figure from the one publicly disclosed.

3.
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative reconciliation, see Section 11 - Supplemental Information of Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2021, which section is incorporated by reference herein and as filed on the company’s website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Attributable all-in sustaining cost per equivalent ounce sold has been adjusted from the figure disclosed in Kinross’ Management’s Discussion and Analysis for variances relative to guidance to material assumptions, as shown below.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Reconciliation	2019	2020	2021
Attributable AISC as reported	$983	$987	$1,138
Adjustments:
Gold Price	$(13)	$(20)	$(15)
Oil Price	+$3	+$8	$(4)
Inflation	—	—	$(29)1
Foreign exchange and other	+$20	+$35	+$7
Attributable AISC for the PSUs	$993	$1,010	$1,097
1.   2.5% adjustment for inflation in 2021
The human resources and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2021.
To date, 11 grants of RPSUs have vested, with vesting levels ranging from 37% to 118%. The RTSR measure has been the most significant factor influencing that vesting level. All of our performance measures will vest at zero if the performance does not meet the threshold. For RPSUs that vested from 2012 through 2016, the company did not meet the threshold on the RTSR measure and the RTSR portion vested at zero. The RTSR portion vested at 50% for the RPSUs that vested in 2017. Over the last number of years, we have significantly improved our three-year TSR rank relative to our performance peer group, contributing to the higher vesting levels seen in recent years.
The following table shows the vesting levels achieved on prior grants of RPSUs which vested from 2012 through 2022:
Compensation year	Year vested	Vesting %
2008	2012	37%
2009	2013	45%
2010	2014	58%
2011	2015	70%
2012	2016	67%
2013	2017	82%
2014	2018	118%
2015	2019	113%
2016	2020	115%
2017	2021	98%
2018	2022	88%
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2021 TOTAL DIRECT COMPENSATION
In determining 2021 compensation for the senior leadership team, the human resources and compensation committee considered a number of factors including company performance as outlined under “2021 SLT Measuress” starting on page 84, individual performance as described under “Individual performance — Named executive officers” on page 103, compensation relative to prior years, the company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:
Short-term incentive	Long-term incentive
•
Short-term incentives were calculated as per the formula using the company performance multiplier of 70% based on the performance scores outlined in “2021 SLT measures”, and the individual performance multipliers outlined under “Individual performance — Named executive officers”.

•
As a result of the lower company and individual scores in 2021, aggregate short-term incentives for the SLT decreased by 33% (in C$)1. The CEO’s short-term incentive decreased by 38% (in C$).

•
For further information on the final short-term incentive payments, see “2021 Short-Term Incentive” beginning on page 81.

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members.

•
The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention.

•
We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years.

•
In determining the long-term incentive awards for the SLT, year over year increases in total compensation as well as the position of compensation relative to the market were considered.

•
The value of the long-term incentives awarded to executives as part of their 2021 compensation also reflected 2021 performance, and as a result, total long-term incentives for the SLT were also lower than 20201.

Total Direct Compensation
The total direct compensation package provided was intended to reflect the operational and safety challenges in 2021 and their impact on the company’s performance, as well as 2021 shareholder returns. 2021 total direct compensation decreased for all SLT members and, in aggregate, is down 10% (in C$)1. Total direct compensation for the CEO decreased by 12% (in C$) 2021.

1.
As Claude Schimper joined the SLT in late 2021 and was not a member of the SLT in 2020, the above year-over-year figures exclude his compensation

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BENEFIT AND RETIREMENT PLANS
Employee Benefits and Perquisites
Benefits and Perquisites
Kinross provides a competitive benefits program to all its Canadian employees, including members of the senior leadership team, which includes: medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; critical illness insurance; business travel accident insurance; and income protection in case of disability.
Members of the senior leadership team receive higher levels of insurance benefits (including life, accidental death & dismemberment, critical illness and business travel accident), home security services (tax paid by the company), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold, and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.
The benefits and perquisites offered to the senior leadership team are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see “Incremental payments on termination, retirement and death” on page 127 for further details).
In order to attract and retain global talent, including senior executives, in all of our locations worldwide, Kinross provides a benefits program which is competitive in the local market, or, in the case of expatriate employees, is comparable to that offered by other companies to their expatriates. The expatriate benefits program includes medical and dental insurance for employees and their dependents; life and accidental death & dismemberment insurance; business travel accident insurance; and income protection in case of disability. In addition, Kinross provides premiums, allowances and tax benefits to employees on global assignments in accordance with the company’s Global Assignment Policy. Compensation for certain expatriate employees is determined on a ‘net’ basis to provide a net package which is competitive in a range of countries from which we source candidates, and where there are varying tax and social security costs. The company then pays the mandatory tax and/or social security obligations in the home and host countries. Until September 30, 2021, Mr. Schimper was on an international assignment in the Far East region of Russia and as a result, received the following additional benefits: foreign service and assignment premiums in recognition of the significant hardship of his particular location and the challenges and inconveniences experienced during his assignment; travel benefits; bank fees; and tax benefits. These benefits are reported in the “All Other Compensation” column of the “Summary compensation table” on page 112.
Employee Share Purchase Plan
Under Kinross’ Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.
Retirement Plans
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the senior leadership team. The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2021; participants who are in this plan are not eligible to participate concurrently under any other Kinross-sponsored retirement plan. Mr. Schimper became eligible and began participating in the plan upon his appointment to the senior leadership team on October 1, 2021.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following sets out the terms of the Executive Retirement Allowance Plan:
Company contributions
The company makes notional contributions of 15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive’s membership date, and continuing throughout the executive’s employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% notional contribution of base salary and short-term incentive target bonus accrued quarterly.
As security for all members of the ERAP, the company pays for the cost of an annual letter of credit, which together with refundable tax is sufficient to cover the total accrued benefits under the plan.

Membership and Eligibility	Membership is determined by eligibility for the plan which is based on the nomination of one or more executives by the company. The eligible individual then has to take certain actions to complete membership.
Employee contributions	None — the company covers all contributions and costs.
Interest	Interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last business day of the prior quarter.
Vesting
For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. When a member has 96 or more months of continuous service, benefits will vest at 100% at the end of the month in which they are accrued.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.
Other Retirement Plans
Kinross provides benefit packages which are competitive in the local markets in which we operate, and which often include retirement or other savings plans. As an expatriate employee, Mr. Schimper participated in the International Long Term Savings Plan until September 30, 2021. Employees participating in this plan receive additional compensation (contributions) equal to 6% of salary directed into the Savings Account. In addition, if a participating employee chooses to make optional contributions, matching amounts up to an additional 4% of salary are directed into the Savings Account.
The following table shows the accumulated value under all applicable retirement plans in which the NEOs participated during 2021 (sum of elements may vary slightly due to rounding)1:
Named Executive Officer	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	5,007,864	557,287	88,391	5,653,542
Andrea S. Freeborough	618,079	121,743	53,204	793,026
Geoffrey P. Gold	3,416,428	298,167	59,615	3,774,210
Paul B. Tomory	790,789	146,127	24,848	961,764
Claude J.S. Schimper	489,274	63,541	101,055	653,870

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888, with the exception of a portion of Mr. Schimper’s values which are in U.S. dollars. Mr. Schimper received contributions to his international long-term savings account as part of his expatriate employment contract through September 30, 2021 and became eligible for the executive retirement allowance plan on October 1, 2021.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share Performance and NEO Compensation
The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2021 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (gold index). The graph and the table below show what a $100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2016 would be worth every year and at the end of the five-year period following the initial investment.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)
250%
200%
150%
100%
50%
0%
2016
2017
2018
2019
2020
2021
LEGEND
Kinross Gold Corp
S&P/TSX Composite Index
S&P/TSX Global Gold Index

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

Figures in table are percentages	2016	2017	2018	2019	2020	2021
Kinross Gold (TSX: K)	100.00	129.36	105.01	147.02	224.67	179.86
S&P/TSX Composite Index	100.00	109.08	99.39	122.14	128.99	161.43
S&P/TSX Global Gold Index	100.00	98.00	91.75	130.74	158.35	143.22

For the five-year period ended December 31, 2021, Kinross has significantly outperformed both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index, and has seen a total shareholder return of 79.86%. While some of this increase has been due to the rise in the gold price, Kinross outperformed the gold index in all five years on cumulative total shareholder returns.
From 2016 to 2021, NEO compensation was determined primarily based on company operational performance, which includes the items within the control of management. Aggregate compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management (such as commodity prices, perception of geopolitical risk, and broader market factors), as well as company performance, and management decisions. The human resources and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining senior leadership team compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
•
2017 —  In 2017, shareholder returns were positive and outperformed the gold index. In addition, Kinross had a very strong operational year, and delivered on a number of growth opportunities to create long-term value. As a result, CEO and NEO total compensation increased; however, 2017 CEO total compensation still remained just below 2013 total compensation (C$), and aggregate NEO total compensation remained 14% lower (in C$) than in 2013, the first full year under our current CEO.

•
2018 —  Shareholder returns were negative in 2018, and underperformed the gold index. In addition, operational performance, while good, was not as strong as in 2017. Therefore, total compensation for the CEO decreased 9% over 2017 (in C$), and total compensation in aggregate for the NEOs decreased 8% (in C$).

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
•
2019 —  Following a strong year operationally and solid returns to shareholders, compensation for the CEO increased 6% (in C$) compared to 2018, although still below 2013 and 2017 total compensation. Aggregate NEO compensation (for five NEOs, excluding the former CFO) increased by 3% (in C$) relative to 2018, but remained lower than in many prior years. The compensation for the senior leadership team, which had been reduced to just four members, was down 17% (in C$) compared to 2018.

•
2020 —  In 2020, shareholder returns increased again with total shareholder returns of 56% and significantly outperformed the gold index and most peers. Despite the impacts of the pandemic, Kinross had an outstanding operational year and created future value through bolt-on and synergistic acquisitions and project advancement. As a result, CEO and NEO total compensation increased by 10% (in C$).

•
2021 —  Shareholder returns were negative in 2021, and underperformed the gold index. In addition, safety and operational challenges significantly impacted company results. Therefore, total compensation for the CEO decreased 10% over 2020 (in C$). Aggregate total compensation for the four SLT members (excluding Claude Schimper who joined the SLT in late 2021) decreased 9% (in C$). This decrease was offset by Claude Schimper’s compensation increase, in part due to his promotion to the SLT, resulting in a smaller decrease in aggregate total compensation for the five NEOs over 2020.

As the summary and graphs above show, the human resources and compensation committee has reduced executive compensation, as and when appropriate, to recognize operational and share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has fallen, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the “Summary compensation table” at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following chart compares the values realized by the CEO to those realized by shareholders over the past six years. During this period, we have seen significant share price appreciation. As a result, the values realized or realizable by the CEO during this period are generally equal to or greater than the values awarded, as reported in the “Summary compensation table”. Interestingly, however, the values realized by shareholders are greater than those realized or realizable by the CEO, as is shown in the last two columns of this table. On average, over this period, the value of  $100 invested by shareholders at the start of each of the periods shown has returned $178 to shareholders, while each $100 awarded to the CEO has only increased to a current value of  $115.
Year1	Value as of December 31, 2021 (C$ millions)				Value of C$100
	Total direct compensation awarded (C$ millions)2	A Realized pay3	B Realizable pay4	A+B=C Current value	Period	To CEO ($)5	To shareholders ($)6
2016	7.6	8.2	0.9	9.1	12/31/2015-12/31/2021	120	292
2017	8.3	9.4	1.1	10.4	12/31/2016-12/31/2021	126	175
2018	7.5	5.1	4.9	10.1	12/31/2017-12/31/2021	135	135
2019	8.0	4.4	3.5	8.0	12/31/2018-12/31/2021	99	167
2020	8.8	4.2	4.0	8.2	12/31/2019-12/31/2021	94	119
					Average	115	178
1.
The year shown is the year for which the compensation was granted and included in the “Summary compensation table”. 2020 compensation includes short-term incentives and long-term incentives which were awarded in February 2021 with regard to 2020, and included in 2020 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive and long-term incentive) as reported in the “Summary compensation table” for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value), plus the value of options granted for that year which were exercised during the period (market value at point of exercise less the exercise price paid).

4.
Realizable pay is the theoretical remaining value for unvested / unexercised equity (as of December 31, 2021) based on the December 31, 2021 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price at December 31, 2021, plus the value of options granted for that year which have not yet been exercised (market value at December 31, 2021 less the exercise price).

5.
Value of  $100 to CEO represents the actual value to the CEO for each $100 awarded in total direct compensation for the year indicated, as of December 31, 2021. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of  $100 to shareholders represents the value of a $100 investment in Kinross common shares made on the first day of the period indicated.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table shows total compensation as a percentage of operating earnings and total equity.
	Total compensation for NEOs (US$)	Total compensation for NEOs as a % of operating earnings1, 2	Total compensation for NEOs as a % of total equity2
20213	17,467,579	2.87%	0.26%
20204	17,435,477	1.40%	0.26%
Change (2020 to 2021)	32,102	1.48%	0.00%
Figures may not add up due to rounding
1.
For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges (reversals), with the adjustments as follows:

	2021 (US$ millions)	2020 (US$ millions)
Operating earnings	463.6	1,899.4
Add back: impairment charges (reversals)	144.5	−650.9
Operating earnings before impairment charges (reversals)	608.1	1,248.5

2.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

3.
2021 compensation paid in Canadian dollars was converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

4.
Reflects compensation for NEOs as reported in the 2021 Management Information Circular.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Individual performance – Named executive officers
J. Paul Rollinson — President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.
The following summarizes Mr. Rollinson’s performance in 2021. Individual performance factors for the President and CEO are recommended by the human resources and compensation committee and approved by the board.

2021 Objectives	2021 Accomplishments
Strategy and capital decisions: Develop and refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:
•
decisions on key projects / expansion opportunities;

•
making decisions on possible acquisitions;

•
determining the best allocation of resources to existing mines and future projects; and

•
maximizing the value of existing resources.

•
•
Provided strong leadership during a challenging year, where guidance was revised for the first time since Mr. Rollinson became CEO and there were significant safety and operational challenges

•
Continued the quarterly dividend and instituted a strategic share buyback program notwithstanding the operational challenges

•
Oversaw strategic M&A opportunities, including the Great Bear acquisition, which was announced in December 2021 and closed in February 2022

•
Oversaw the signing of the definitive Royalty Agreement with the Government of Mauritania, enhancing our partnership

•
Oversaw the successful advancement of the company’s exploration strategy with notable successes at Round Mountain, Kupol and Chirano

•
Oversaw the review of a number of corporate development opportunities

•
Oversaw the early repayment of outstanding Senior Notes due in 2021, resulting in interest savings for the company

•
Continued to deliver on corporate strategy

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value. Build and maintain positive relationships with key governments and other stakeholders. Specific steps include:
•
engaging with stakeholders regarding company strategy, direction, options and results;

•
reinforcing key messages in the market;

•
maintaining and continuing to enhance credibility with stakeholders;

•
identifying and seeking out new investors as appropriate; and

•
maintaining effective working relationships with governments, environmental groups, and related stakeholders.

•
Continued to effectively manage government relations in key jurisdictions

•
Kinross held 213 investor meetings or events and interacted with representatives from 450 firms

•
Oversaw donations strategy, including for COVID-19-related assistance

•
Oversaw publication of 2020 Sustainability Report and inaugural Climate Report

•
Kinross continues to be listed on several sustainability indexes, and won numerous awards for safety and environment, including: named to the 2021 S&P Sustainability Yearbook; ranked in the 94th percentile in the Metals and Mining category in the S&P Global 2021 Corporate Sustainability Assessment; maintained our position among the top two gold companies in World Wildlife Fund’s ESG rating of Russian mining companies

•
Created an ESG Executive Committee and a new ESG Strategy department to enhance focus on ESG matters and ensure appropriate governance is in place

•
Made public commitment to be net-zero by 2050 and created a greenhouse gas (“GHG”) taskforce to study opportunities for GHG reductions

•
Outlined Climate Change Strategy in February 2022, with the target of reducing the intensity of our scope 1 and scope 2 emissions by 30% by 2030

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2021 Objectives	2021 Accomplishments
Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:
•
consistent focus on our First Priorities

•
demonstrate leadership to the global organization through communication of company direction and challenges; and

•
maintain morale, and continue to reinforce Kinross values and culture.

•
Led the organization through a difficult year, with the continuing impacts of COVID-19 as well as company-specific challenges

•
Took quick and decisive action to address the mill fire at Tasiast and restructured the senior leadership team with the newly created role of EVP, Russia and West Africa Operations, to enhance operational oversight at the highest levels of the organization

•
Kinross recognised as one of Toronto’s Best employers for the 4th consecutive year, for our commitment to employee well-being, inclusion and diversity, and professional development

•
Announced winners for our 13th annual Living Our Values Awards (LOVA), collecting a record number of nominations

•
Advanced Inclusion and Diversity strategy through creation of Global Inclusion and Diversity Council, achievement of donation and student hiring objectives in the BlackNorth pledge signed in 2020, and support for ongoing I&D efforts

•
Oversaw successful “return to office” in Toronto, maintaining a focus on health and safety while fostering our culture of in-person collaboration and culture-building

•
Oversaw executive-level succession planning efforts to ensure bench strength across key roles, and provide development opportunities for key talent

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:
•
transparent communications; and

•
engaging the board at appropriate times for decision-making.

•
Continued to worked with the Board on director refresh efforts

•
Provided regular updates to the Board on important matters including Health & Safety, SLT restructuring and acquisition of Great Bear

•
Continued leading performance on Globe and Mail’s Board Games as the top ranked gold company

•
Worked with the Board on revisions to Board and committee charters to ensure adequate focus on ESG matters

2021 Performance and Compensation
Individual STI rating	75%
STI payment	$1,337,490
Total direct compensation	$6,117,777 — just above the median of the comparator group; below the median of the TSX60
Pay mix	80% at-risk pay (equity + STI); 58% in equity; Equity mix includes 55% RPSUs and 45% RSUs

Total direct compensation

RPSUs: 32%
Base Salary: 20%
At-risk pay
RSUs: 26%
Short Term
Incentive: 22%

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer

Ms. Freeborough joined Kinross in August 2009, as the Vice-President, Corporate Controller. In 2013, Ms. Freeborough took on additional responsibility as Vice-President Finance, and in March 2017, Ms. Freeborough took on the role of Vice-President, Investor Relations and Corporate Development. Ms. Freeborough was appointed to the senior leadership team in the role of Senior Vice-President and Chief Financial Officer effective May 1, 2019. In June 2021, Ms. Freeborough took on oversight of Investor Relations in addition to her existing portfolio, and in October 2021, Ms. Freeborough was promoted to Executive Vice-President and Chief Financial Officer.
The following summarizes Ms. Freeborough’s performance in 2021 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2021 Objectives

Ms. Freeborough’s objectives for 2021 included providing leadership and oversight to Kinross’ finance and IT organizations; strengthening relationships with key stakeholders; managing liquidity and financing for the company including oversight of capital allocation decisions; managing credit rating agency relationships; overseeing consolidated financial reporting and taxation; enhancing overall company reporting and control processes. As of June 1, 2021, Ms. Freeborough’s objectives also included providing leadership and oversight over Kinross’ investor relations function.

2021 Accomplishments

•
Led key strategic discussions on financial matters with the board of directors and senior leadership

•
Enhanced return of capital program, including instituting and managing share buyback program in addition to ongoing quarterly dividend program

•
Took on oversight of Investor Relations function and continued to represent Kinross at key industry conferences, presentations, and in investor meetings

•
Implemented changes to functional leadership and structure, providing meaningful development opportunities and advancing succession planning, ensuring the development of bench strength

Treasury
•
Leadership in liquidity planning resulting in cost savings, including repayment of  $500 million Senior Notes ahead of schedule

•
Oversaw renewal of credit facility, with term extension as well as improved contract terms

•
Oversight of insurance program including renewal of all programs with a positive outcome for the company and significant claim related to Tasiast fire, securing initial instalment payment of $90 million

•
Achieved improvements in rating by Fitch and outlook by Moody’s, maintaining investment grade ratings by all three rating agencies

•
Oversaw the successful transition of the VP Treasurer role

Tax
•
Actively managed tax matters globally

•
Led in-depth tax session with the board of directors

IT
•
Maintained significant focus on cybersecurity, which continues to be a heightened risk in the current environment

•
Managed technology aspects of the “return to office”

•
Supported implementation of new Workforce Management System at US sites

Financial Planning & Analysis / Financial Reporting
•
Continued to strengthen focus on cash flow and link between finance and operations

•
Led guidance revision in 2022 resulting primarily from Tasiast fire

•
Oversaw project controls on significant capital projects

Investor Relations
•
In taking on oversight of IR function, developed a new IR leader and brought increased focus to the area

•
Lead role in significant marketing effort following Great Bear acquisition announcement

•
Significant number of investor interactions focusing on the Tasiast fire, guidance revision, inflation and return of capital

Other Noteworthy Contributions
•
Led M&A support by finance, tax, IT and investor relations on Great Bear and various other projects

2021 Performance and Compensations

•
Individual STI rating: 95%

•
STI payment: $300,651

•
Total direct compensation: $1,680,026 — below the median of the comparator group, and around the 25th percentile of the TSX60

•
Pay mix: 73% at-risk pay (STI + equity); 55% in equity; equity mix includes 55% RPSUs and 45% RSUs

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, global security, global lands and legal.
The following summarizes Mr. Gold’s performance in 2021 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2021 Objectives

Mr. Gold’s objectives for 2021 included: providing leadership to corporate development, legal, government relations, investor relations, communications and global security; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, global lands and security functional areas.

2021 Accomplishments

Corporate Development and Strategy
•
Completed a number of transactions, including:

•
Great Bear Acquisition: Announced in December 2021 and closed in February 2022

•
Puren JV: Supported the successful negotiation of a new commercial arrangement for Puren

•
Considered and oversaw the review of numerous corporate development opportunities

•
Continued to optimize the company’s Junior Equity Investment portfolio

•
Supported Finance and Treasury with liquidity analysis and share buyback and dividend programs

Government Relations
•
Mauritania: continued to enhance relationships with the Government of Mauritania, culminating in the signing of a definitive royalty agreement

•
Russia: in 2021, secured approval to build the power line to connect Udinsk to the regional grid and continued to build relationships with Khabarovsk and Chukotka governments to enable ongoing support for projects and to navigate COVID-19 restrictions

•
Chile: advanced work on Lobo-Marte project permitting, and assisted with permitting strategy and planning

•
Oversaw successful lobbying efforts in the U.S. and Brazil

•
COVID-19: continued to coordinate impactful contribution to business continuity through engagements to obtain support for COVID-19-related operational matters, as well as community support/donations

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Legal and Governance
•
Provided guidance, oversight and support on key litigation matters, including the Sunnyside Gold settlement (resolution of Gold King Mine spill claims by the State of Colorado for alleged natural resource damages)

•
Provided legal leadership and oversight on all key corporate transactions (including Great Bear and Puren)

•
Oversaw negotiations on Royalty Agreement with Mauritanian government

•
Provided legal leadership on implementation of share buyback program

•
Provided legal leadership and oversight on key governance matters and best practices including:

•
Proxy/governance disclosure and maintenance of best practices leading to the highest ranked gold company again in the Globe & Mail Board Games

•
Oversight of board and corporate policy amendments

•
Director Succession coordination

•
Meeting board diversity objectives

Global Security
•
Conducted and provided guidance on several successful investigations with legal and compliance

•
Enhanced site intelligence gathering globally

Investor Relations and Communications
•
Oversight of enhanced proxy and annual report approach

•
Assisted with Shareholder Engagement and disclosure in governance area

•
Restructured Investor Relations team, providing meaningful development opportunities for key talent and seamlessly transitioned leadership of the function to the CFO

•
Developed and executed communications strategy on a number of important issues including the Tasiast mill fire, the Sunnyside settlement and COVID-19

•
Developed and implemented multi-faceted roll-out of Sustainability Update Report and support for other sustainability/Corporate Responsibility efforts

•
Developed and executed multi-faceted communications plan for Great Bear acquisition

Leadership
•
Participated in VP Succession project to ensure capable bench strength for senior roles

•
Restructured the Corporate Development and Investor Relations functions at the Corporate level to provide better support and improve efficiencies and provide meaningful development opportunities for key talent

2021 Performance and Compensation

•
Individual STI rating: 98%

•
STI payment: $753,235

•
Total direct compensation: $2,900,034 — between the median and the 75th percentile of the comparator group, but between the 25th percentile and median relative to the TSX60, when compared to second-ranked NEOs

•
Pay mix: 77% at-risk pay (STI + equity); 51% in equity; equity mix includes 55% RPSUs and 45% RSUs

2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	107

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Paul B. Tomory, Executive Vice-President and Chief Technical Officer

Mr. Tomory joined Kinross in 2008 as Director, Business Optimization, and was promoted to VP, Operations Strategy in March 2009. He took on increasing responsibilities in the following years and in February 2012 was promoted to Senior Vice-President, Operations Strategy. In January 2017, Mr. Tomory was appointed to the senior leadership team in the newly created role of Senior Vice-President and Chief Technical Officer, with responsibility for capital projects and the technical aspects of our operations, including strategic business planning, continuous improvement, innovation, technical services, exploration, supply chain, asset management and energy. In May 2019, following the departure of our Chief Operating Officer, Mr. Tomory was promoted to Executive Vice-President and Chief Technical Officer and took on oversight of operations and safety & sustainability, in addition to his existing portfolio.
The following summarizes Mr. Tomory’s performance in 2021 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2021 Objectives

Mr. Tomory’s objectives for 2021 included: providing leadership and oversight over Kinross’ operations, including delivering on Kinross’ “First Priorities” of safety, environment and community relations; delivering operational cash flow and meeting guidance on production, cost and sustaining capital; and ensuring that appropriate leadership is in place; providing leadership and senior direction to each phase of capital project execution for all major projects; delivering project studies from scoping through to feasibility that appropriately balance risk and return; providing oversight and leadership for technical services; providing assurance of reserves and resources; providing support and technical guidance for due diligence efforts; leading global brownfield exploration; overseeing Kinross’ annual strategic business planning cycle; providing oversight and leadership for Kinross’ global continuous improvement and innovation program, supply chain and energy strategy functions.

2021 Accomplishments

First Priorities:
•
Health and Safety: the tragic fatality at Chirano and mill fire at Tasiast made for a challenging year. Continued to assess how to re-focus on safety and have implemented a number of changes to help improve safety performance, including a renewed focus on supervisory skills training

•
Environment: no major spills and all major permitting activities advanced on or ahead of schedule. Of particular note was the launch of a multidisciplinary task force to develop the strategy for the Lobo Marte EIA. Initiated permitting efforts for Manh Choh, Round Mountain Phase S, La Coipa satellites and Udinsk, among others

•
Corporate responsibility: maintained or improved our rankings on ESG as we continue to build strong relationships with host communities. Made a number of donations to host governments and communities to assist with COVID-19 related challenges

•
COVID-19: continued to navigate COVID-19 restrictions to ensure the health and safety of employees and our host communities as we continue to operate

•
Other accomplishments: Published 2020 Sustainability Report and inaugural Climate Report; Oversaw GHG task force that studies opportunities for GHG reductions to support a 2030 reduction target; Held global stand-down on hot works following Tasiast mill fire

Operations: Revised production and cost guidance for the first time in 10 years principally as a result of the Tasiast mill fire. A number of other operational issues made the year a challenge, including the Round Mountain wall stability issue which led to additional stripping and deferred production, as well as the carbonaceous material encountered at the Vantage heap leach pad at Bald Mountain. Despite continuing challenges, including inflationary pressures and the ongoing challenges of COVID-19, Kinross met its revised guidance
•
Paracatu: successful year, though some cost challenges led to higher costs than anticipated principally due to across-the-board input cost inflation

•
Bald Mountain: strong cost management, but production was impacted by the low recoveries associated with carbonaceous material placed on the Vantage leach pad

•
Fort Knox: good year for production, with production increasing over 2020. Successfully initiated mining at the Gil satellite project, on time and on budget

•
Kupol/Dvoinoye: strong year on both production and costs, generating robust cash flow

•
Tasiast: production impacted significantly by mill fire, but progress on repair and restart quicker and less expensive than anticipated

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Projects: Overall the portfolio of Projects performed well, particularly in light of COVID-19-related challenges
•
La Coipa Restart: Began commissioning on schedule and on budget in February 2022; addition of Puren and Phase 7 optimization extended mine life by approximately two years to 2026

•
Tasiast 24k: The project is on-plan to reach 21ktpd in Q1 2022 and remains on track for on-time completion and 24ktpd in mid-2023

•
Fort Knox’s Gil satellite pits: First blast occurred in September, with first production achieved in Q4 2021

•
Udinsk: pre-feasibility study (PFS) completed; reaffirms low cost, high return project; adds 3Moz to probable reserves

•
Lobo-Marte: feasibility study (FS) completed; reaffirms PFS results and view of project as long-term development option — significant efforts on permitting strategy are underway

•
Manh Choh: Scoping study completed; confirmed project as low-cost, high-return addition to Fort Knox — FS on schedule to be completed by the end of 2022. Refining project plan to address inflation and labour constraints in Alaska

•
Due diligence: Completed numerous full scale technical due diligence projects in collaboration with Corporate Development (including Great Bear and several smaller scale efforts)

Exploration had a successful year with notable highlights:
•
Round Mountain: drilling on Phase X potential underground resources returned encouraging results that suggest mineralization continues to the west, with intercepts such as 20m @ 12g/t Au (TW). Initial drilling at Gold Hill discovered two high-grade veins (+7g/t Au) west of the existing open pit

•
CBX project (Kettle River): has advanced, with new veins discovered including 6m at 6g/t in the refurbished decline, and several intercepts extending known veins such as Marlin, Galaxie and K2

•
Chukotka (Russia): two field camps were completed at Kayenmyvaam and Kavralanskaya project sites. Drilling at Kayenmyvaam has established a 2km strike mineralized zone with encouraging Au and Ag grades. An initial mineral inventory estimate will be carried out in 2022 H1. Initial drilling at Tarantula zone (DVO) yields heavily mineralized sulfide zones with the best intersection grading +280 g/t Au

•
Chulbatkan: drilling southwest of Udinsk pit intersected hydrothermal fault system with encouraging results (34.5 metres @ 0.67 g/t Au, 37 metres @ 1.27 g/t Au, and 24.4 metres @ 1.17 g/t Au)

•
Chirano: exploration drift at Obra was completed from which approx. 30 holes were completed from underground. At year-end, mineral resource base (MI&I) increased from 1.0Moz to 1.5Moz mostly from Obra, Tano, Suraw and Mamnao. Ounces will be available to convert to reserves in subsequent years

•
We expanded our land position in Snow Lake, Manitoba following encouraging signs on high-grade shear zones in several areas

Supply Chain:
•
Ran strategic category management program for global categories, including mine fleet, cyanide, grinding media, tires and regional support on sourcing efforts, as needed. In particular, pursued alternative sources of supply to help mitigate significant inflationary pressure that developed over the course of the year. Renewed alliance agreement with Caterpillar, including a commitment to work together on fleet-focused CI initiatives

•
Advanced the Supply Chain governance program, including the completion of due diligence on all legacy suppliers

•
Initiated the Source to Contract project, a global business process improvement program to be implemented in 2022

Maintenance: Completed a number of in-person Asset Management Assessments (AMAs), to assess adherence to the principles of The Kinross Way for Maintenance
CI & Innovation: Oversaw global CI program and provided support on a number of CI initiatives. Ran the Innovation Opportunity Fund, whose review panel evaluated a number of ideas and approved several for funding in 2021
Strategic Planning: Led the annual Strategic Business Plan (SBP) process to refresh life-of-mine technical and cash flow models for each operation and project. Assisted Finance to review investment requests and assess their technical merits and fit with the company’s capital allocation priorities
Leadership and Organization:
Continued to put significant focus on succession planning, with candidates identified and development plans refreshed

2021 Performance and Compensation

•
Individual STI rating: 70%

•
STI payment: $323,014

•
Total direct compensation: $1,671,468 — just above the median relative to the comparator group, but just below the 25th percentile relative to the TSX60, as compared to third-ranked NEOs

•
Pay mix: 69% at-risk pay (STI + equity); 50% in equity; equity mix includes 55% RPSUs and 45% RSUs

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Claude J.S. Schimper, Executive Vice-President, Russia and West Africa

Mr. Schimper joined Kinross in April 2010 as Vice-President and General Manager, Kupol. In July 2014 he was promoted to Regional Vice-President, Russia, providing oversight and leadership to our offices, mines and projects in Russia. In May 2019, his title was changed to Senior Vice-President Operations, Russia in recognition of the additional accountabilities as a result of the departure of the Chief Operating Officer. Mr. Schimper was also appointed to the Leadership Advisory Team in 2019. In October 2021, Mr. Schimper was appointed to the senior leadership team in the newly created role of Executive Vice-President, Russia and West Africa Operations, reporting directly to the President and CEO, and took on oversight and accountability for operations in West Africa in addition to operations in Russia.
The following summarizes Mr. Schimper’s performance in 2021 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resources and compensation committee, and the Kinross board of directors.

2021 Objectives

Mr. Schimper’s objectives for 2021 included: maintaining strong performance on Kinross’ “First Priorities” of safety, environment and community relations in Russia; delivering against regional targets on cash flow, production, cost and sustaining capital; providing leadership and senior direction to each of the operating sites in the region; providing support for due diligence efforts in the region; overseeing the development of the Chulbatkan project; and overseeing regional exploration. As of October 1, 2021, Mr. Schimper’s objectives also included providing leadership and oversight over Kinross’ West Africa operations.

2021 Accomplishments

SVP Operations, Russia (Jan. 1, 2021 to Sep. 30, 2021)
First Priorities:
•
A strong year on safety, environment and corporate responsibility

•
Health and Safety: Maintained industry leading performance on key metrics and implemented critical risk management. Continued to undertake significant efforts to ensure health and safety of employees and communities during COVID-19, including extended rotation schedules, testing and on-site quarantine measures and operational changes to minimize risks

•
Environment: Continued strong performance by completing the year with no major reportable events and all major permitting activities advanced on or ahead of schedule; maintained our position among the top two gold companies in World Wildlife Fund’s ESG rating of Russian mining company

•
Corporate responsibility: Maintained or improved ESG rankings, personally actively engaged with host communities to strengthen relationships. Advanced program aimed at providing professional development and career opportunities for people indigenous to local communities

Operations
•
The Russian Region had a strong year on both production and costs, delivering per plan with robust cash flow

Exploration and mine life extensions
•
Significant exploration conducted at Kupol as well as other regional targets, with positive results

Supply Chain
•
Ensured sites had necessary supplies and were not negatively impacted by COVID-19-related delays

Acquisitions and Projects
•
Significant work undertaken to advance Chulbatkan project, completing the PFS; 3 million ounces added to proven and probable reserves

Leadership and Organization
•
Led the region through a challenging year, ensuring the health of safety of employees and local communities, while also meeting business objectives

•
Continued to advance work relating to inclusion and diversity in the region and joined the Global Inclusion and Diversity Council

Other Noteworthy Contributions
•
Acted as the global inclusion and diversity champion, participated in Kinross diversity events as well as representing Kinross externally

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EVP, Russia & West Africa Operations (effective Oct. 1, 2021)
First Priorities
•
Instituted weekly safety meetings at Tasiast to help re-focus employees on safety as the top priority

•
Made changes to working hours to help with fatigue management at Tasiast

•
Development of safety excellence training program to be rolled out in 2022

•
Completed audit and testing of fire suppression systems at Tasiast, leading to improvements

Operations
•
The Russian Region had a strong year, with production exceeding plan, costs within guidance, and additional free cash flow beyond plan, while maintaining the operations in a very challenging environment brought on by the COVID-19 pandemic

•
Repair of the Tasiast mill was completed ahead of schedule, at lower than expected costs, and is now operating at sustained throughput levels comparable to the first half of 2021

Exploration and mine life extensions
•
Continued exploration success at Chirano, preserving good optionality for the asset

Supply Chain
•
Oversaw strategic supply chain initiatives to ensure availability of key supplies at all sites

•
Put new controls in place to manage suppliers at Tasiast, including appointment of contract manager at site

Acquisitions and Projects
•
Quick mobilization and early, on-the-ground exploration enabled a productive drilling season with encouraging results

Leadership and Organization
•
Stepped up to take on a significant leadership role in the West Africa region during a very challenging time

•
Restructured regional leadership in both West Africa and Russia to streamline oversight in new organizational structure and to provide meaningful development opportunities for key talent

•
Development of a localized management structure for Chirano, with a new Ghanaian GM hired in order to comply with new regulations

Other Noteworthy Contributions
•
Acted as the global inclusion and diversity champion, participated in Kinross diversity events as well as representing Kinross externally, and member of the Global Inclusion and Diversity Council

2021 Performance and Compensation

•
Individual STI rating: 105% as SVP Operations, Russia and 95% as EVP, Russia and West Africa Operations

•
STI payment: $308,023

•
Annual total direct compensation: $1,210,114 (excluding one-time equity grant and cash award)

•
Pay mix of annual compensation (excluding one-time equity grant and cash award): 74% at-risk pay (STI + equity); 49% in equity; equity mix includes 55% RPSUs and 45% RSUs

•
One-time performance-based equity grant and cash award: a one-time performance based award consisting of  $295,800 in equity-settled RPSUs and $118,320 in cash was provided in recognition of Mr. Schimper’s critical new role, and to incent and reward achievement of key safety and operational related objectives at Tasiast. The RPSUs will vest in thirds on the later of the achievement of each objective, and the first, second and third anniversary of the grant. The cash award was paid in 2021.

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KEY SUMMARY TABLES
Summary Compensation Table1
The following table provides information for the year ended December 31, 2021 regarding the annual compensation paid to or earned by the company’s Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers whose total compensation exceeded $150,000 for the year 2021 (the named executive officers, or NEOs).
Compensation for the NEOs is paid in Canadian dollars, except in the case of Mr. Schimper who was paid in U.S. dollars prior to his promotion to Executive Vice-President, Russia and West Africa Operations, effective October 1, 2021, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.
Name and Principal Position					Non-equity incentive
	Year	Salary	Share-based Awards2, 4	Option-based Awards3, 4	Annual Incentive Plans5	Long-term Incentive Plans	Pension Value6	All Other Compensation7	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson President and CEO	2021	1,238,417	3,541,871	0	1,337,490	n/a	557,287	317,412	6,992,477
	2020	1,166,319	3,575,925	0	2,145,555	n/a	524,843	296,740	7,709,382
	2019	1,077,860	3,341,366	0	1,736,432	n/a	485,037	235,952	6,876,648
Andrea S. Freeborough Executive Vice-President & Chief Financial Officer	2021	453,560	925,815	0	300,651	n/a	121,743	64,872	1,866,642
	2020	414,298	931,877	0	392,720	n/a	108,753	64,098	1,911,745
	2019	334,718	829,952	0	251,375	n/a	83,495	64,682	1,564,222
Geoffrey P. Gold Executive Vice-President, Corporate Development, External Relations & Chief Legal Officer	2021	662,592	1,484,207	0	753,235	n/a	298,167	109,127	3,307,327
	2020	624,393	1,583,837	0	983,855	n/a	280,977	103,963	3,577,025
	2019	564,593	1,713,027	0	881,151	n/a	254,067	90,387	3,503,225
Paul B. Tomory Executive Vice-President & Chief Technical Officer	2021	512,720	835,734	0	323,014	n/a	146,127	60,479	1,878,073
	2020	483,021	963,293	0	493,702	n/a	137,662	59,237	2,136,914
	2019	438,843	834,572	0	376,852	n/a	121,894	59,600	1,831,761
Claude J.S. Schimper Executive Vice-President, Russia and West Africa Operations	2021	314,435	883,456	0	426,343	n/a	63,541	1,735,285	3,423,060
	2020	269,248	272,158	0	152,125	n/a	38,369	1,368,510	2,100,410
	2019	261,406	564,177	0	153,249	n/a	37,251	773,928	1,790,011

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table, except in the case of Mr. Schimper who was paid in U.S. dollars prior to his promotion to Executive Vice-President, Russia and West Africa Operations, effective October 1, 2021, using the following U.S. dollar exchange rates for C$1.00: 2021 — 0.7888; 2020 — 0.7854; 2019 — 0.7699.

2.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. One-time grant values included in 2021 compensation are: for Mr. Schimper a C$375,000 performance-based grant in equity-settled RPSUs, in recognition of his critical new role and to incent and recognize achievement of key short- and long-term safety and operational objectives at Tasiast; RPSUs will vest in thirds on the later of the achievement of each objective, and the first, second and third anniversary of the grant. One-time grant values included in 2019 compensation are: for Mr. Gold C$500,000 in cash-settled RSUs for retention purposes, recognizing his importance to the organization following the restructuring of the senior leadership team; for Mr. Schimper C$325,000 in equity-settled RSUs, consistent with one-time awards provided to all newly appointed members of the Leadership Advisory team (LAT) to align their interests with those of shareholders, and to support them as they become subject to share ownership requirements. The grant date fair value in the “Summary compensation table” for RSUs granted in 2022 (for the 2021 performance year), 2021 (for the 2020 performance year) and in 2020 (for the 2019 performance year), has been estimated using the company’s volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. In accordance with International

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Financial Reporting Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The grant date fair values and accounting fair values are shown in the table below:
Year	Grant Date	Grant Date Fair Value (C$)	Accounting Fair Value (C$)
2021	February 28, 2022	7.04	7.03
2020	February 22, 2021	8.79	8.28
2019	February 24, 2020	7.29	7.85
For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:
Assumption	February 28, 2022	February 22, 2021	February 24, 2020	February 18, 2019
Share price (C$)	7.04	8.79	7.29	4.59
Kinross beta versus the peer group	1.137	1.076	0.984	1.096
Average peer group volatility	47.50%	49.00%	38.20%	43.40%
Kinross volatility	52.40%	50.50%	36.10%	44.10%
Risk-free interest rate	1.76%	0.22%	1.30%	2.50%
Dividend yield	2.17%	1.83%	N/A	N/A
Fair value of RPSU (C$/RPSU)	6.53	8.36	8.24	4.55
Grants made in February 2019 with respect to performance in 2018 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $2,380,785, Ms. Freeborough $160,055, Mr. Gold $944,104, Mr. Tomory $580,536, and Mr. Schimper $237,188. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted share units” on page 119, and “Restricted performance share units” on page 119.
3.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. Option grants made to the NEOs in February 2019 with respect to performance in 2018 which are not included in the “Summary compensation table” had the following values: Mr. Rollinson $595,196, Ms. Freeborough $28,245, Mr. Gold $236,026, Mr. Tomory $145,134 and Mr. Schimper $41,857. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 18, 2019
Share price (C$)	4.59
Expected dividend yield	0.00%
Expected volatility	44.8%
Risk-free interest rate	1.80%
Expected option life	4.5 years
Fair value per stock option granted (C$/option)	1.79
No options were granted in February 2022 (as part of 2021 compensation), in February 2021 (as part of 2020 compensation) and in February 2020 (as part of 2019 compensation). For more information on the equity mix, see “Long-term incentive” on page 91. See the information under “Share Option Plan” on page 122 for more details regarding this plan.
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4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. For RPSUs granted as part of the annual long-term incentive award (granted in February of each year), the number that vest can range from 0% to 150% of units granted based on company performance (or up to 200% based on HRCC discretion). For 2021, RSUs made up 45% of each NEO’s annual long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled). The one-time performance-based grant made to Mr. Schimper on November 19, 2021 was 100% RPSUs. For this grant, the number of RPSUs that vest is based on the achievement of safety and operational objectives at Tasiast, and can range from 0% if objectives are not met to 100% of units granted if all objectives are met. The one-time grants made to Mr. Gold and Mr. Schimper on May 10, 2019 were 100% cash-settled and 100% equity-settled RSUs, respectively.

Executive			Share-based awards				Number of units awarded
	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options
			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2021	February 28, 2022	1,593,842	1,948,029	3,541,871	0	287,016	378,195	0
	2020	February 22, 2021	1,609,166	1,966,759	3,575,925	0	233,089	299,683	0
	2019	February 24, 2020	1,503,615	1,837,751	3,341,366	0	267,901	289,720	0
Andrea S. Freeborough	2021	February 28, 2022	416,617	509,198	925,815	0	75,024	98,857	0
	2020	February 22, 2021	419,345	512,532	931,877	0	60,742	78,097	0
	2019	February 24, 2020	373,478	456,474	829,952	0	66,544	71,963	0
Geoffrey P. Gold	2021	February 28, 2022	667,893	816,314	1,484,207	0	120,273	158,481	0
	2020	February 22, 2021	712,727	871,110	1,583,837	0	103,239	132,735	0
	2019	February 24, 2020	597,635	730,443	1,328,077	0	106,482	115,154	0
	2019	May 10, 2019	384,950	0	384,950	0	120,773	0	0
Paul B. Tomory	2021	February 28, 2022	376,080	459,654	835,734	0	67,725	89,239	0
	2020	February 22, 2021	433,482	529,811	963,293	0	62,791	80,730	0
	2019	February 24, 2020	375,557	459,014	834,572	0	66,915	72,364	0
Claude J. S. Schimper	2021	February 28, 2022	264,445	323,211	587,656	0	47,622	62,749	0
	2021	November 19, 2021	0	295,800	295,800	0	0	43,154	0
	2020	February 22, 2021	136,079	136,079	272,158	0	19,712	20,735	0
	2019	February 24, 2020	156,980	156,980	313,960	0	27,970	24,748	0
	2019	May 10, 2019	250,217	0	250,217	0	78,503	0	0

5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2021 figure for Mr. Schimper includes a one-time cash award in the amount of C$75,000 in recognition of his critical new role and a one-time performance-based cash award in the amount of C$75,000, paid upon achievement of specific safety and operational objectives at Tasiast. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 84 to 88 and pages 103 to 111 of this circular. The short-term incentive plan is described on page 81.

6.
This column includes compensatory contributions made to each SLT member’s executive retirement allowance plan. For Ms. Freeborough, a portion of the 2019 value reflects contributions made by the company to the Canadian retirement plan (a non-SLT plan). In the case of Mr. Schimper, the 2019, 2020 and a portion of the 2021 values reflect the additional compensation (contributions) made to the international long-term savings account (a non-SLT plan). Further details regarding the executive retirement allowance plan, Canadian retirement plan, and international long-term savings account can be found on pages 97 to 98.

7.
This column includes incremental costs to the company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; legal fees in 2019 related to Ms. Freeborough’s new employment agreement upon her promotion to CFO; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, critical illness, and business travel; and home security services (including the cost of related taxes for each SLT member); as well as travel benefits for Mr. Schimper, as part of his expatriate benefits (provided until September 30, 2021). Further details relating to benefits and perquisites can be found beginning on page 97. In addition to perquisites, the figures in this column include the value of the company match for the employee share purchase plan, as outlined on page 97 as well as, for

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Mr. Schimper, expatriate benefits for his pre-SLT role of SVP Operations, Russia in Far East Russia, including an assignment (hardship) premium, a foreign service premium, bank fees, and taxes paid by the company, as outlined on page 97 (provided until September 30, 2021). In 2021, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:
Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	83,787	33%
	Additional life insurance and AD&D coverage	65,577	26%
Andrea S. Freeborough	Benefit reimbursement plan	47,328	73%
Geoffrey P. Gold	Benefit reimbursement plan	47,328	43%
Paul B. Tomory	Benefit reimbursement plan	47,328	78%
Claude J.S. Schimper	Benefit reimbursement plan	42,925	63%
Outstanding share-based awards and option-based awards
The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2021:
Name	Grant date	Option-based awards				Share-based awards — As of December 31, 2021
		Number of securities underlying unexercised options	Option exercise price1	Option expiration date2	Value of unexercised in-the- money options3	Number of shares or units of shares that have not vested4	Market or payout value of share-based awards that have not vested1, 5	Market or payout value of vested share-based awards not paid out or distributed
		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 13, 2015	738,940	2.94	February 13, 2022	2,104,183
	February 15, 2016	404,577	3.29	February 15, 2023	1,011,644
	February 20, 2017	404,268	3.99	February 20, 2024	727,062	870,117	5,037,801	0
	February 19, 2018	444,185	3.90	February 19, 2025	837,392
	February 18, 2019	453,050	3.62	February 18, 2026	982,756
Andrea S. Freeborough	February 13, 2015	36,061	2.94	February 13, 2022	102,686
	February 15, 2016	19,549	3.29	February 15, 2023	48,882
	February 20, 2017	18,637	3.99	February 20, 2024	33,518	136,562	790,668	0
	February 19, 2018	19,037	3.90	February 19, 2025	35,889
	February 18, 2019	21,500	3.62	February 18, 2026	46,638
Geoffrey P. Gold	February 19, 2018	58,412	3.90	February 19, 2025	110,120	397,555	2,301,762	0
	February 18, 2019	59,886	3.62	February 18, 2026	129,905
Paul B. Tomory	February 19, 2018	107,386	3.90	February 19, 2025	202,448	219,331	1,269,881	0
	February 18, 2019	110,473	3.62	February 18, 2026	239,638
Claude J.S. Schimper	February 18, 2019	10,621	3.62	February 18, 2026	23,039	109,222	632,374	0

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

2.
Options expire after seven years.

3.
Based on the common share price on the TSX on December 31, 2021 of C$7.34, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2021. The calculation for outstanding RPSUs granted on February 18, 2019 (for the 2018 compensation year) uses 88% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 24, 2020 and February 22, 2021 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2021 of C$7.34.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Incentive plan awards — value vested or earned during the year
The following provides details on the value of awards vested or earned during the year ended December 31, 2021:
Name	Option-based awards1, 3 — Value vested during the year	Share-based awards2, 3 — Value vested during the year	Non-equity incentive plan compensation3 — Value earned during the year
	(US$)	(US$)	(US$)
J. Paul Rollinson	855,873	4,781,346	1,337,490
Andrea S. Freeborough	38,828	395,547	300,651
Geoffrey P. Gold	338,603	2,183,976	753,235
Paul B. Tomory	207,888	1,162,659	323,014
Claude J.S. Schimper	56,534	611,760	426,343

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of C$1.00 = US$0.7888.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2021:
Name	Number of options exercised and sold	Grant price1	Share price on exercise date1	Value realized1
		(US$)	(US$)	(US$)
J. Paul Rollinson	538,567	4.59	6.90	1,244,615
Andrea S. Freeborough	20,172	4.59	6.92	46,939
Geoffrey P. Gold	159,411	3.99	7.89	621,496
	53,296	3.62	6.55	155,968
	6,590	3.62	7.89	28,122
Paul B. Tomory	0	n/a	n/a	0
Claude J.S. Schimper	9,062	3.90	6.63	24,661
	11,000	3.62	6.62	32,972
	240	3.62	7.26	875

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ADDITIONAL EQUITY COMPENSATION PLAN INFORMATION
The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 20211:
Plan category	Number of securities to be issued upon exercise of outstanding options and RSUs2	Weighted-average exercise price of outstanding options and RSUs3 C$	Number of securities remaining available for future issuance under equity compensation plans4, 5
Equity compensation plans approved by security holders	9,873,722	4.47	36,379,052
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	9,873,722	4.47	36,379,052

1.
This table does not include RSUs granted in early 2022 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 6,109,795 RSUs were outstanding as of December 31, 2021.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 50,000,000.

5.
In addition, as at December 31, 2021, 510,546 common shares remained available for issuance under the Share Purchase Plan.

	Restricted Share Plan		Share Option Plan		Share Purchase Plan
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum shares issuable	50,000,000	4.018	31,166,667	2.505	5,666,666	0.455
Shares issued to date	22,950,159	1.844	12,591,425	1.012	5,156,120	0.414
Shares issuable under outstanding awards	6,109,795	0.491	3,763,926	0.302	N/A	N/A
Shares available for future awards	20,940,046	1.683	14,811,316	1.190	510,546	0.041
Weighted average exercise price of all outstanding options under all plans:	C$4.47
Weighted average remaining term of all outstanding options under all plans:	2.28 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 2,329,579
RPSUs: 3,780,217
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Shares for issuance
	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2021	50,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	4.02%	2.50%	0.46%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding
The following table sets out the overhang, dilution percentages in respect of options under the company’s Share Option Plan for the fiscal years ended 2021, 2020, and 2019:
	2021	2020	2019
Overhang
The total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.49%	1.60%	1.81%
Dilution
Options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.30%	0.45%	0.81%
The following table sets out the burn rate percentages in respect of equity securities under the company’s Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2021, 2020, and 2019:
	Restricted Share Plan1			Share Option Plan			Share Purchase Plan3
	2021	2020	2019	20212	20202	2019	2021	2020	2019
Burn Rate
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the company at the end of the fiscal year.	0.21%	0.19%	0.34%	0%	0.0%	0.16%	0%	0%	0%

1.
RPSUs are reflected at target (100%); RPSUs can vest from 0 to 150% (or up to 200% based on HRCC discretion).

2.
No options were granted in 2020 and 2021.

3.
No shares were issued under the Share Purchase Plan in 2019, 2020 and 2021. Common shares were purchased from the market.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled)
Restricted share units
Kinross’ long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled). In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.
Restricted performance share units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the human resources and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.
RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined below, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:
•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

For information on RPSU performance measures, targets, and results, please see the “Measuring company performance in our long-term incentive plan” section beginning on page 92.
Automatic Securities Disposition Plan
In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for senior leadership team members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.
Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 73). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.
In 2021, no senior executives participated in the ASDP.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key terms under the Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled) include the following:
Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.
Restricted period
Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs except in the case of annual compensation grants, which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.
RPSUs: RPSUs generally vest on the third anniversary of the grant.

Vesting
Equity settled RSUs, including RPSUs: a performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder’s behalf.
Cash-settled RSUs: a payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested restricted share units.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs and RPSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the human resources and compensation committee. The human resources and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.
Change of control
All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and dividing by either:
•
for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

•
for cash-settled RSUs, the volume weighted average share price for the five trading days immediately following the dividend payment date.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.
RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Restricted Share Plan
Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share Option Plan
In 2019, the human resources and compensation committee decided to change the mix of equity granted to executives and remove stock options from this mix beginning with the grant in February 2020. No grants of options were made in 2021 or with the grant of February 2022. Prior grants were granted under the Share Option Plan.
The following are some key terms under the Share Option Plan which apply to all grants of options:
Eligibility
Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resources and compensation committee reserves the right to determine when the participant’s options become exercisable within the term of the option.

Expiry
Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resources and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.
Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resources and compensation committee discretion, as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resources and compensation committee discretion, as noted below.
The human resources and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resources and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.
Change of control
All outstanding options vest and become exercisable immediately. Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan
The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

Plan amendments — Share Option Plan
Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.
Employee Share Purchase Plan
The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:
Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the company or any designated affiliate.
Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six-month holding period.
Contribution changes
Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.
Termination
Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Employee Share Purchase Plan
Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resources and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
EMPLOYMENT CONTRACTS
Upon hire or promotion, all members of the senior leadership team enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 80.
Compensation on Retirement or Death
Type of termination	Severance	Short-term incentive	Options1	RSUs / RPSUs1	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, can be exercised until the earlier of 12 months and original expiry	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when senior leadership team members: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months’ notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years’ additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Compensation on Termination of Employment
Among other things, the employment agreements for each of the senior leadership team members generally outline terms relating to termination of employment with the company.
The tables below outline the compensation payable to senior leadership team members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive’s employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor,

•
dissolution, liquidation or winding up of the company, or

•
an event following which the company’s nominees for the board of directors do not constitute a majority of the board of directors.

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In 2021, the following terms applied to all senior leadership team members:
Provision	Termination without cause or resignation following triggering event1	Termination or triggering event following change of control1
Lump sum severance payment equal to the aggregate of:
two times:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

three times for Mr. Rollinson and Mr. Gold and two times for Mr. Tomory, Ms. Freeborough and Mr. Schimper:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to C$10,000 (up to C$25,000 for Mr. Rollinson)	up to C$10,000 (up to C$25,000 for Mr. Rollinson)
Benefits:
continue for two years or, alternatively, a lump sum payment in lieu of benefits equal to:
•
for Mr. Gold, 30% of salary;

•
for Mr. Tomory, Ms. Freeborough and Mr. Schimper, 20% of salary; and

•
for Mr. Rollinson, a lump sum payment of C$500,000.

continue for three years for Mr. Rollinson and Mr. Gold and two years for Mr. Tomory, Ms. Freeborough and Mr. Schimper or, alternatively, a lump sum payment in lieu of benefits equal to:
•
for Mr. Gold, 30% of salary;

•
for Mr. Tomory, Ms. Freeborough and Mr. Schimper, 20% of salary; and

•
for Mr. Rollinson, a lump sum payment of C$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of two years of ERAP contributions.	lump sum equal to the present value of three years of ERAP contributions for Mr. Rollinson and Mr. Gold and two years for Mr. Tomory, Ms. Freeborough and Mr. Schimper.
RSUs, RPSUs and options:
Mr. Rollinson: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing two years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture2.
Mr. Gold, Mr. Tomory, Ms. Freeborough and Mr. Schimper3: all equity which would otherwise have vested during the ensuing two years will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) 60 days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.
All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire or appointment to the senior leadership team (severance payment is reduced to 1.5 times, reimbursement for legal/financial counselling is C$3,000, benefits continue for 18 months or a lump sum payment of C$75,000 in lieu, ERAP benefits cease to accrue and any unvested RSUs, RPSUs and options are forfeited).

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Tomory, Ms. Freeborough and Mr. Schimper, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the senior leadership team members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).
Incremental Payments on Termination, Retirement and Death
The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed fiscal year.
Name	Estimated incremental value of termination as of December 31, 20211
	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation2	Death / change of control3	Termination with cause
J. Paul Rollinson	Severance payment	6,410,738	9,616,107	0	0	0
	Accelerated vesting of equity	23,692	121,923	0	121,923	0
	Benefits / ERAP	1,509,793	2,241,448	0	0	0
	Total	7,944,223	11,979,478	0	121,923	0
Andrea S. Freeborough	Severance payment	1,670,285	1,670,285	0	0	0
	Accelerated vesting of equity	0	31,107	0	31,107	0
	Benefits / ERAP	370,742	370,742	0	0	0
	Total	2,041,027	2,072,134	0	31,107	0
Geoffrey P. Gold	Severance payment	3,312,961	4,969,442	0	0	0
	Accelerated vesting of equity	0	52,997	0	52,997	0
	Benefits / ERAP	792,885	1,078,836	0	0	0
	Total	4,105,847	6,101,275	0	52,997	0
Paul B. Tomory	Severance payment	1,948,337	1,948,337	0	0	0
	Accelerated vesting of equity	0	32,162	0	32,162	0
	Benefits / ERAP	455,185	455,185	0	0	0
	Total	2,403,522	2,435,684	0	32,162	0
Claude J.S. Schimper4	Severance payment	1,041,216	1,041,216	0	0	0
	Accelerated vesting of equity	0	0	0	102,741	0
	Benefits / ERAP	304,631	61,526	0	0	0
	Total	1,345,847	1,102,743	0	102,741	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments calculated and payable in Canadian dollars were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7888. Totals in table may not add up due to rounding.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the “Retirement plans” section on page 97. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2021 corresponding to each applicable discount period. No other incremental amounts would be paid.

4.
As Mr. Schimper was appointed to the senior leadership team on October 1, 2021, his termination payments have been calculated in accordance with the provisions for termination within the first six months after the date of hire or appointment to the senior leadership team, as described in footnote 1 on page 126. He will meet the service criteria for the full termination benefits on April 1, 2022.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs’ responsibilities following a change of control.
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Governance
Kinross is committed to the highest standards of corporate governance and accountability. We closely follow the ongoing evolution of best practices and applicable laws to ensure that our approach to corporate governance delivers on our commitment.

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GOVERNANCE
Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.
HIGHLIGHTS
Financial
•
For 2021, almost all fees paid to our auditors were audit- or audit-related,

•
Chair of the audit and risk committee is a “financial expert”

Directors
•
3 of 9 directors are women (33%)

•
8 of 9 (89%) directors are independent, including an Independent Chair

•
All board committees are composed solely of independent directors

•
All directors had 100% attendance at the board and their respective committee meetings in 2021

•
The board met independently of management at all of its meetings (100%) in 2021, including at all regularly scheduled board meetings

•
All of the board committees met independently of management at all of their respective meetings in 2021

•
8 of 9 (89%) directors standing for re-election at this meeting were re-elected in 2021 with greater than 98% of the votes cast

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements

•
The company has a shareholder rights plan in effect until 2027.

REGULATORY COMPLIANCE
The board, through its corporate governance and nominating committee (CGNC), monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.
Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.
Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.
Our board of directors
There are currently nine members of the board, of whom eight are independent within the meaning of the Corporate Governance Guidelines and the NYSE standards. The independent directors hold meetings at which non-independent directors and management are not present at each board meeting, including at regularly scheduled board meetings (at least once every quarter). Mr. Rollinson is not independent as he is an officer of Kinross.
The Chair of the board (also referred to as the Independent Chair) is an independent director who has been designated by the board to provide leadership and to enhance and ensure, with assistance from the CGNC and the other committees of the board, the independence of the board. Ms. McLeod-Seltzer was appointed as Chair of the board effective January 1, 2019.
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The responsibilities of the Independent Chair are set out in a position description for the Independent Chair adopted by the board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the board and include responsibilities such as:
•
chairing all meetings of directors,

•
providing leadership to the board to enhance the board’s effectiveness,

•
managing the board,

•
acting as a liaison between the board and management, and

•
representing the company to certain external groups.

A copy of the position description of the Independent Chair is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary.
The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The board has adopted performance schedules for each of its committees. These performance schedules have been developed by the CGNC as a tool to ensure:
•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the board and the committees as set out in their charters,

•
the fulfillment of the board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet without management at each board meeting to review the business operations, corporate governance and financial results of the company. In 2021, the independent directors met without Mr. Rollinson or other members of management present at all (eleven) of the board meetings held during the year.
The attendance record of each director standing for re-election at the meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under “About the nominated directors” on page 32.
A copy of the board mandate (charter of the board of directors) and the charters of each of the committees is available on the company’s website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the board of directors of the company is also attached as Appendix A.
CODE OF BUSINESS CONDUCT AND ETHICS
As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The CGNC has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company’s Whistleblower Policy, to the Chair of the CGNC, the Chair of the audit and risk committee, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Senior Vice-President, Human Resources.
The Code was most recently amended in February 2021 to reflect changes in current best practices. A copy of the Code may be accessed on the company’s website at www.kinross.com or under the company’s profile on SEDAR at www.sedar.com.
The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting
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conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.
The board encourages adherence to an overall culture of ethical business conduct by:
•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability,

•
ensuring adequate training is provided for proper understanding of, and compliance with the Code, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company’s anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.
The company’s Vice-President, Compliance, provides day-to-day leadership to and manages the company’s global compliance with the Code and other core policies including management of the company’s Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.
ROLE OF THE BOARD OF DIRECTORS
The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee (ARC), corporate governance and nominating committee (CGNC), corporate responsibility and technical committee (CRTC) and human resources and compensation committee (HRCC).
The charter of the board sets out specific responsibilities, some of which include:
•
appointing the Independent Chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the senior leadership team of the company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.
Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.
In carrying out its mandate, the board met eleven times in 2021, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
•
adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

•
reviewed and approved consolidated financial statements,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2022 budget,

•
approved the payment of dividends,

•
approved a revised delegation of authority policy for the company,

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•
approved the repayment of senior notes,

•
approved the acquisition of Great Bear Resources Ltd.,

•
approved renewal of revolver credit facility at more favourable terms,

•
approved a buy-back of the company’s common shares via a normal course issuer bid program through the facilities of the Toronto and New York Stock Exchanges,

•
reviewed and approved amendments to the charters of the board and committees,

•
reviewed director candidate profiles,

•
received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the Chair of the CGNC on current governance practices and the company’s compliance practices, as well as reviewed recommendations to approve board committee charters, and received reports on the progress made with respect to selection of new potential nominees to the board,

•
received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the company’s mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs, and

•
reviewed issues relating to the company’s material properties.

RELATED PARTY TRANSACTIONS
The Code provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.
The board reviews “related party” (defined below) transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the company assists in identifying possible related party transactions. The audit and risk committee did not review and/or approve any related party transactions in 2021.
The company’s audit and risk committee — with management and the company’s auditors — is responsible for the financial reporting of any transactions between the company and any related party.
When considering related party transactions, the company generally considers related parties to include (i) any director or executive officer of the company, (ii) a close family member of a director or executive officer, or (iii) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or for which the director or executive officer or a close family member has significant influence over.
POSITION DESCRIPTIONS
The position description of our Independent Chair of the board is outlined above under “Role of the Board of Directors” on page 131.
The Independent Chair of the board works with the Chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.
The committee charter for each of the committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:
•
reviewing and approving the agenda for each committee meeting,

•
presiding over committee meetings,

•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

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The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which are set out in the CEO’s position description and include:
•
assuming the leadership of management and the day to day leadership of the company,

•
developing and recommending Kinross’ strategic plans,

•
implementing Kinross’ business and operational plans,

•
reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross’ strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD
The current practice of the board is for the Independent Chair, with the assistance of the CGNC, to make ongoing formal and informal assessments of the performance of the board and its committees, together with that of the board Chair, the committee Chairs and each individual director. The board has a formal evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the board as a whole, its committees and individual directors, including via a peer review. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors.
The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.
The results of the evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were then communicated to the CGNC by its Chair and to the entire board by the Independent Chair. The directors met with the Independent Chair and Chair of the CGNC, as required, to further discuss the results of the evaluations.
NOMINATING AND METHOD OF VOTING FOR DIRECTORS
The CGNC is responsible for identifying and recruiting new candidates for nomination to the board and considering candidates submitted by shareholders.
Among the duties under its mandate, the CGNC:
•
reviews the composition of the board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the board when vacancies arise,

•
ensures that an appropriate selection process for new board nominees is in place,

•
makes recommendations to the board for the election of nominees to the board,

•
continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board, the CGNC takes into account the following considerations:
•
the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director’s personality, and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.
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INCLUSION AND DIVERSITY
Board diversity
Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the CGNC takes into account the diversity of candidates, including the representation of women on the board, when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.
In 2012, the board developed and approved a written board diversity policy. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the board.
As set out in the board diversity policy, Kinross:
•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the board, including the extent to which the current composition of the board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors;

•
is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

•
will, when identifying suitable candidates for appointment to the board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the board;

•
will instruct any search firm engaged to assist the board in identifying candidates for director to include women candidates;

•
will include women candidates in the board’s evergreen list of potential board nominees; and

•
has a target of 33% women directors as members of the board.

Kinross currently meets its target of having women directors comprise 33% of the board. Mses. Lethbridge, McGregor and McLeod-Seltzer are standing for re-election at this meeting and if all of the director nominees are re-elected at the meeting, three of the nine board members (33%) will be women. The CGNC specifically considers the level of representation of women on the board when identifying and nominating individuals for election as director and is committed to actively recruiting for women as it advances board succession initiatives going forward.
Beginning in 2020, Kinross began requesting voluntary disclosure from its directors and executive officers on diversity characteristics beyond gender, including visible minorities, Indigenous peoples and persons with disabilities (“designated groups”). As part of its commitment to diversity at the board and executive officer levels, and through the company and its subsidiaries, Kinross provides voluntary disclosure of the number and percentage of its board who are members of these other designated groups. Based on the responses received in 2022, the current board of Kinross comprises one director (11%) who is a member of the Indigenous Peoples. Kinross engages with professional executive search firms as part of its ongoing board succession planning initiatives and recent engagement letters with the search firms have included explicit instruction to include members of designated groups for consideration.
The CGNC continues to review the board diversity policy annually and assess its effectiveness in promoting a diverse board.
Diversity in executive officer appointments
Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written guideline on inclusion and diversity with respect to its employees titled “The Kinross Way for Inclusion and Diversity”. It was most recently updated in January 2020 and is available for review on the company’s website at www.kinross.com. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The guideline interprets diversity to
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mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.
Gender diversity is recognized as one aspect of diversity which the guideline seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women in executive officer or other positions. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving inclusion and diversity in the workplace than the establishment of a target. This framework is grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2022, the representation of women in executive officer positions within Kinross and its subsidiaries was nine women which was 16% (March 1, 2021: nine women, 16%). During 2019, to support the senior leadership team of the company, a leadership advisory team consisting of experienced Kinross leaders with diverse perspectives and functional expertise was created to provide direct input and insight on organizational issues, corporate strategy and key business decisions. The leadership advisory team comprises two women (14%) at the senior vice-president level.
Kinross will strive to include female candidates for all key position openings and it considers the representation of women in making appointments, including for executive officer roles. Although Kinross is committed to diversity, it has not adopted a specific target for the number of women in executive officer roles and in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.
During 2020, Kinross became a proud signatory to the BlackNorth Initiative, an initiative committed to the removal of anti-Black systemic barriers negatively affecting the lives of Black Canadians. Among other commitments, the company has agreed to monitor its progress against certain targets for Black, Indigenous or person of colour (BIPOC) representation in management and director positions. In 2021, the company met its goal set out in the BlackNorth Initiative pledge of having 3.5% of management positions held by persons who identify as BIPOC.
In 2021, the charter of the HRCC was amended to include oversight of management’s efforts to establish an inclusive culture where diversity is valued and respected. Annually, the HRCC is apprised of gender diversity statistics and over the last five years the percentage of women in the workforce has increased and was just over 12% at the end of 2021. The percentage of women in operational roles has also increased from 6.8% in 2016 to over 8% in 2021.
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The CGNC, in conjunction with the Independent Chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.
Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.
To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:
•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company’s facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table provides details regarding various continuing education events during the fiscal year ended December 31, 2021, held for, or attended by, the company’s directors who are standing for re-election at the meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.
Date	Topic	Presented/Hosted by	Attended by
January 2021	Mining Audit Committee Roundtable	KPMG LLP	Glenn Ives Elizabeth McGregor
	The 2021 Strategy Imperative	Deloitte LLP	Glenn Ives
	2021 Technology, Media, Telecommunications Predictions	Deloitte LLP	Glenn Ives
	Economic Insights for Board Directors	Deloitte LLP	Glenn Ives
	Biden’s Time — Exploring the Next Four Years	The Economist	Glenn Ives
	Natural Resources focus — Managing Political risk	Willis Towers Watson	Elizabeth McGregor
	16th Annual Mining Executive & Director Forum	KPMG LLP	Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer
	The Climate Agenda: What the Board Needs to Know	Diligent	Catherine McLeod-Seltzer
February 2021	Continuing the Digital Transformation Journey — How should boards respond?	Institute of Corporate Directors	Kerry Dyte
	Tech Fluency for Boards — An Introduction to the Cloud	Deloitte LLP	Glenn Ives
	Economic Insights for Directors	Deloitte LLP	Glenn Ives
	The New Great Depression	James Rickards, Wheaton Precious Metals	Glenn Ives
	Political Economy: History’s Guide to the First Years of Our Era	Wheaton Precious Metals	Glenn Ives
	An Evening with Jann Arden	Investors Group	Elizabeth McGregor
	Success on Big Projects & Programs	KPMG LLP	Catherine McLeod-Seltzer
	Post Pandemic Workplace	Dirk DeYoung, Economic Club of Minnesotta	Kelly Osborne
	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Catherine Mc-Leod-Seltzer Kelly Osborne
March 2021	Economic Reconciliation: A Board Imperative	Deloitte LLP	Glenn Ives
	Women in Energy — Diversity and Inclusion	Ontario Energy Association	Ave Lethbridge
	State of the Energy & Climate Industry	Canadian Electricity Association	Ave Lethbridge
	Shaping a Sustainable, Competitive and Prosperous Future — Net Zero	Institute of Corporate Directors	Ave Lethbridge
	The Future of Energy Needs	Washington Post	Ave Lethbridge
	Metals and Mining Workshop	Deloitte LLP	Glenn Ives Elizabeth McGregor
	Get the dirt — The latest trends in global mining	Dentons	Elizabeth McGregor
	ESG trends in mineral exploration and development	Dentons	Elizabeth McGregor
	Feminist Economic Recovery Panel	YWCA National	Elizabeth McGregor
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Date	Topic	Presented/Hosted by	Attended by
April 2021	Is your board ready for the next crisis?	Institute of Corporate Directors	Kerry Dyte
	Tech Fluency for Boards: Cyber and risk management	Deloitte LLP	Glenn Ives
	Navigating the path to resiliency: The Board’s role in the journey	Deloitte LLP	Glenn Ives
	Economic insights for board directors	Deloitte LLP	Glenn Ives
	Climate change: what will the next decade bring?	The Economist	Glenn Ives
	Long Term Energy Planning Policy Symposium	Ontario Energy Association	Ave Lethbridge
	Energy Infrastructure: Building a flexible, reliable power grid for growth	Globe and Mail	Ave Lethbridge
	Leadership Conference for Women in Energy	Electrical Utilities Consultants Inc.	Ave Lethbridge
	Mining Value Creation: Rethink today, reinvent tomorrow	PwC LLP	Catherine McLeod-Seltzer
	Future of US‐China Trade Relationship	Ambassador Jon Huntsman, Jr. Economic Club of Minnesota	Kelly Osborne
	Unconscious Bias and Inclusive Leadership Training	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
	Cybersecurity training on email, mobile device security; phishing scams	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
	Disaster Proof — Scenario Planning in a Post Pandemic Future	Lance Mortlock, Ernst & Young LLP	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Date	Topic	Presented/Hosted by	Attended by
May 2021	The Power of Trust	Deloitte LLP	Glenn Ives
	Board Risks in Situations of Distress	Deloitte LLP	Glenn Ives
	Diversity, inclusion and the digital divide: A conversation with CNN’s Fareed Zakaria	CPA Ontario	Glenn Ives
	Audit Committee Chair Roundtable	Egon Zender	Glenn Ives
	Crypto Currency presentation	Wheaton Precious Metals	Glenn Ives
	A Dialogue with Indigenous Leaders	Institute of Corporate Directors	Glenn Ives
	KPMG Board Leadership Centre webcast: Inclusion & Diversity	KPMG LLP	Elizabeth McGregor
	Market Strategy & Secular Update	Don Coxe, Rosenberg Research	Catherine McLeod-Seltzer
	Market Update: The Public Mindset — Insights from Ipsos	CIBC	Catherine McLeod-Seltzer
	Federal Reserve Bank Fireside Chat with Neel Kashkari & Mary Daly	Economic Club of Minnesota	Kelly Osborne
	Avoiding Bribery and Corruption in the Global Business Environment	Kinross	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
138	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Date	Topic	Presented/Hosted by	Attended by
June 2021	Employee Stock Options — insights on changes	Hugessen	Glenn Ives
	Environmental, Social and Governance Update	Hugessen	Glenn Ives
	2021 Proxy Season Review	Hugessen	Glenn Ives
	Disaster Proofing your business	Ernst & Young LLP	Glenn Ives
	Successful Collaboration Between Companies & Indigenous Peoples	Institute of Corporate Directors	Glenn Ives
	Executive Compensation: Key Learnings from the 2021 Proxy Season	Institute of Corporate Directors	Glenn Ives
	Unconscious Bias	Wheaton Precious Metals	Glenn Ives
	Cyber Game of Threats	Institute of Corporate Directors	Ave Lethbridge
	Sustainability: Top 5 Things Directors Need to Know.	Institute of Corporate Directors	Ave Lethbridge
	2021 National Conference	Institute of Corporate Directors	Glenn Ives Ave Lethbridge
	OEA Speakers Series: Net Zero	Ontario Energy Association (OEA)	Ave Lethbridge
	JP Morgan Board Summit	JP Morgan	Ave Lethbridge
	IFRS Institute: Mid-year Update 2021	KPMG LLP	Elizabeth McGregor
	KPMG BC Disruption & Innovation Series	KPMG LLP	Elizabeth McGregor
	Global Board Leadership Centre: Building back better — A board’s-eye view	KPMG LLP	Elizabeth McGregor
	Evolving your Workplace	Ernst & Young LLP	Elizabeth McGregor
	Boardroom Culture & Understanding Social Biases	PwC LLP	Catherine McLeod-Seltzer
	Board Summit (Various Subjects)	JP Morgan	Catherine McLeod-Seltzer
	The UN, Canada and Global Economy	Hon. Bob Rae, Permanent Representative of Canada to the United Nations, CIBC	Catherine McLeod-Seltzer
	Kinross Peer Networking Seminar	Kinross	Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer
July 2021	Mining audit committee roundtable	KPMG LLP	Glenn Ives Ave Lethbridge Elizabeth McGregor
	Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations	Institute of Corporate Directors	Glenn Ives
	What Now? The Next 730 Days — a thought-provoking perspective	Leonard Brody, venture capitalist, author and media commentator	Ian Atkinson Kerry Dyte Glenn Ives Ave Lethbridge Elizabeth McGregor Catherine McLeod-Seltzer Kelly Osborne J. Paul Rollinson David Scott
	Responding to Cyber Security Attacks	Minnesota Business Partnership	Kelly Osborne
	High Performance in the Boardroom	Deloitte LLP	Glenn Ives Catherine McLeod-Seltzer
	Transitory or Not: Inflation is Here	CIBC	Catherine McLeod-Seltzer
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Date	Topic	Presented/Hosted by	Attended by
September 2021	Podium Club: The Chair of the Future	Deloitte LLP	Glenn Ives
	What Does the Shift to 5G mean for Business?	Deloitte LLP	Glenn Ives
	Dramatic Changes in Public Markets	Deloitte LLP	Glenn Ives
	Economic Outlook	Deloitte LLP	Glenn Ives
	The decisive decade for climate change	The Economist	Glenn Ives
	Mining Industry Audit Roundtable	Canadian Public Accountability Board	Glenn Ives
	OEA Energy Conference	Ontario Energy Association	Ave Lethbridge
	Q3 Financial Reporting Webcast	PwC LLP	Ave Lethbridge
	Boardroom climate competence: Getting ahead of the curve	KPMG LLP	Elizabeth McGregor
	Think ESG: The investor perspective on ESG reporting	Ernst & Young LLP	Elizabeth McGregor
	Mining Executive & Director Forum. Decarbonizing the Mining Industry among other topics	KPMG LLP	Catherine McLeod-Seltzer
	Crisis 101: Surviving & Thriving in a Era of Perpetual Crisis	Judy Smith/CIBC	Catherine McLeod-Seltzer
	Sustainability Conference: On the Road to COP26	CIBC	Catherine McLeod-Seltzer
October 2021	Rethinking Risk Management towards Resiliency & the Role of Insurance	Institute of Corporate Directors	Kerry Dyte Glenn Ives
	Redefining the Future of Work	Deloitte LLP	Glenn Ives
	Mining in Canada	Deloitte LLP	Glenn Ives
	Annual Conference	National Association of Corporate Directors	Glenn Ives
	Purpose driven pay	Mercer	Ave Lethbridge
	Leading with integrity: mitigating fraud and corruption risks in ESG	Ernst & Young LLP	Ave Lethbridge
	Oversight of Cyber Security in an Era of Digital Acceleration	Institute of Corporate Directors	Ave Lethbridge
	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson
November 2021	The Future Evolution of ESG	Deloitte LLP	Glenn Ives
	ESG and Sustainability Update	Ernst & Young LLP	Glenn Ives
	Canadian Securities Litigation Outlook	Cassels Brock & Blackwell LLP	Glenn Ives
	Board Oversight of Climate Change	Institute of Corporate Directors	Ave Lethbridge
	OEA speaker series — Cybersecurity	Ontario Energy Association	Ave Lethbridge
	Conference for Audit Committees	CPA Canada	Ave Lethbridge
	Perspectives on mining — The haul road to net zero: Update on decarbonization trends in mining	McKinsey	Elizabeth McGregor
	Directors’ Series for audit committees roundtable discussion — British Columbia	Deloitte LLP	Elizabeth McGregor
	National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure	Ernst & Young LLP	Elizabeth McGregor
	Board Oversight of Social Issues	Institute of Corporate Directors	Catherine McLeod-Seltzer
140	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Date	Topic	Presented/Hosted by	Attended by
December 2021	Environmental, Social and Governance Regulatory Issues in Securities Litigation	Cassels Brock & Blackwell LLP	Elizabeth McGregor
	Financial Reporting Developments Series for the Mining Sector	Ernst & Young LLP	Elizabeth McGregor
	Post-Pandemic Economy, Growth and Inflation	The Economist	Glenn Ives
BOARD TERM AND RENEWAL
In February 2015, the board adopted director service limits in order to assist with appropriate board renewal and succession planning for directors. These are part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and most recently amended in February 2021. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.
Under these service limits, an independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the later of  (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the CGNC a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. An independent director shall not stand for re-election at the first annual meeting of shareholders after reaching age 73, unless otherwise determined by the board. These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.
ADDITIONAL GOVERNANCE INFORMATION
About shareholder engagement
Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company’s website at www.kinross.com. During 2021, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Say on pay and shareholder engagement” on page 62.
Feedback to the board of directors
Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).
Interest of certain persons in matters to be acted upon
No (a) director or executive officer of the company who has held such position at any time since January 1, 2021, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.
Interest of informed persons in material transactions
Since January 1, 2021, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	141

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Indebtedness of directors and officers
To the knowledge of the company, as at March 15, 2022 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Directors’ and Officers’ Insurance
The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2022, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of  $10 million for each loss (subject to certain exceptions that may apply). The total premium charged to the company in respect of coverage for 2021 was $3.4 million (2020: $2.9 million and 2019: $1.7 million), no part of which is or was payable by the directors or officers of the company.
The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.
Additional information
Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com. Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2021 and can also be found under the company’s profile on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.
142	2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward-looking statements contained in this circular include those statements made under the heading “Letter to shareholders from the Chair of the board”, “Executive Summary”, “Letter to shareholders from Chair of the human resource and compensation committee”, “2021 Results”, “2022 SLT Measures” and “2021 RPSU Performance Goals” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; transition plans for our operations in the Russian Federation; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital  requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “optimize”, “outlook”, “plan”, “potential”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and in our news release dated February 16, 2022. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; sanctions or any other restrictions or penalties now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual
2022 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	143

or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this circular are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, and our news release dated February 16, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
APPENDIX A
CHARTER OF THE BOARD OF DIRECTORS
I.
Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of the business and affairs of Kinross including the supervision and coaching of management. Kinross’ Board of Directors must act in the best interests of Kinross.
II.
Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.
III.
Responsibilities

The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•
Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

•
Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

•
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental and social compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

•
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•
With the assistance of the Human Resources and Compensation Committee:

–
Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

–
Reviewing succession plans for the CEO and other executive officers.

•
With the assistance of the Corporate Governance and Nominating Committee:

–
Developing Kinross’ approach to corporate governance.

–
Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

–
Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

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–
Overseeing an appropriate selection process for new nominees to the Board of Directors.

–
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

–
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•
With the assistance of the Audit and Risk Committee:

–
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

–
Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–
Assessing the independence of the auditors.

–
Identifying the principal financial and controls risks facing Kinross and reviewing management’s systems and practices for managing these risks.

–
Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–
Without limiting the Board of Directors’ overall responsibility to oversee the management of the principal business risks, identifying the principal business risks (including political risks) facing Kinross (other than environmental, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management’s systems and processes for managing such risks.

•
With the assistance of the Corporate Responsibility and Technical Committee:

–
Overseeing the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

–
Overseeing management’s performance on safety, health, environmental stewardship and corporate responsibility.

•
Provide oversight to the overall process relating to:

a.
the reporting on the quantity and quality of Kinross’ mineral reserves and resources.

b.
The material exploration, operating, development and technical activities;

c.
The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

d.
The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee.

•
With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

•
Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

•
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

•
The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•
Reviewing major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

•
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•
Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

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SCHEDULE “A”
Independence Requirements of National Instrument 52-110 — Audit Committees (“NI 52-110”)
A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.
The following individuals are considered to have a material relationship with the Company:
(a)
an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)
an individual who:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm; or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in their capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in their capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)
is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.
The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a)
an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

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(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules
A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.
In addition:
(a)
A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of  $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.
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